                       CORT BUSINESS SERVICES CORPORATION
                        4401 FAIR LAKES COURT, SUITE 300
                            FAIRFAX, VIRGINIA 22033

                                          , 1999

Dear Stockholder:

    You are cordially invited to attend a Special Meeting of Stockholders of CORT Business Services Corporation ("CORT" or the "Company") to consider the important matter of the acquisition of the Company by Bruckmann, Rosser, Sherrill & Co., L.P., a Delaware limited partnership ("BRS"), Citicorp Venture Capital Ltd. ("CVC") and certain of the Company's directors and officers. The
meeting will be held on           , 1999, at   .m., local time, at           .

    As explained in the enclosed Notice of Special Meeting of Stockholders and Proxy Statement/ Prospectus, the purpose of the Special Meeting is to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of March 25, 1999 (as such may be amended from time to time, the "Merger Agreement"), among the Company, CBF Holding LLC ("CBF"), and CBF Mergerco, Inc. ("CBF Sub"). Pursuant to the Merger Agreement, CBF Sub will merge with and into the Company (the "Merger"), and the Company will continue as the surviving corporation. If the Merger is consummated, each stockholder's ownership interest in the Company (other than those who are retaining shares pursuant to the Merger Agreement) will be converted automatically into the right to receive per share consideration of $24.00 in cash, without interest, and one share of a series of preferred stock of the Company as the surviving company in the merger, with an initial liquidation preference of $2.50, unless appraisal rights are exercised and perfected in accordance with Delaware law. The treatment in the Merger of outstanding stock options to purchase shares of common stock of the Company is described in the accompanying Proxy Statement/Prospectus.

    Details of the Merger Agreement and other important information appear in the attached Proxy Statement/Prospectus. A copy of the Merger Agreement is attached as Annex A to the Proxy Statement/ Prospectus.

    The Board of Directors has unanimously approved and declared advisable the Merger Agreement, has determined that the Merger is fair to, and in the best interests of, the stockholders of the Company and has recommended that the stockholders vote in favor of adoption of the Merger Agreement. The Company retained SunTrust Equitable Securities Corporation ("STES") to act as financial advisor to the Board and to assist it in its review and consideration of the Merger. STES has rendered an opinion, confirmed as of the date hereof, that based upon the various considerations described in the opinion, the consideration to be received by the Company's stockholders (other than certain of the Company's directors, officers and stockholders retaining shares of the Company's common equity in connection with the Merger) pursuant to the terms of the Merger Agreement is fair to them from a financial point of view. A copy of the opinion of STES is set forth in full as Annex B to the attached Proxy Statement/Prospectus.

    According to the laws of the State of Delaware, the affirmative vote of the holders of a majority of the outstanding shares of the Company's voting common stock is required to adopt the Merger Agreement. In addition to the requirements under Delaware law, the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of voting common stock that are not owned beneficially by the Affiliated Stockholders (as defined in the Merger Agreement) or their affiliates or associates to adopt the Merger Agreement. This voting requirement affords the Company's "public" stockholders the opportunity to approve or reject the Merger.

    IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER IS INCLUDED IN THE ENCLOSED PROXY STATEMENT/PROSPECTUS. WE URGE YOU TO READ THE ENCLOSED MATERIALS CAREFULLY. We would like your shares to be represented, and we hope you can attend the Special Meeting. Whether or not you plan to attend the Special Meeting, please complete, sign and date your proxy card and return it in the enclosed envelope as soon as possible. If after submitting your proxy, you decide to change your vote or that you would rather vote your shares in person, you may do so at any time prior to or at the Special Meeting. Please do not send in your stock certificates at this time.

                                          Sincerely,

                                          Paul N. Arnold

                                          President and Chief Executive Officer

                       CORT BUSINESS SERVICES CORPORATION
                        4401 FAIR LAKES COURT, SUITE 300
                            FAIRFAX, VIRGINIA 22033

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                            TO BE HELD       , 1999

To the Stockholders of CORT Business Services Corporation:

    NOTICE HEREBY IS GIVEN that a Special Meeting of Stockholders (the "Special Meeting") of CORT Business Services Corporation, a Delaware corporation (the "Company"), will be held on , 1999, at .m., eastern time, at , Fairfax, Virginia 22033, for the following purposes:

    1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of March 25, 1999 (the "Merger Agreement"), among the Company, CBF Holding, LLC, a Delaware limited liability company ("CBF"), and CBF Mergerco Inc., a Delaware corporation and a wholly-owned subsidiary of CBF ("CBF Sub"), pursuant to which: (a) CBF Sub will be merged with and into the Company (the "Merger"), and the Company will be the surviving corporation in the Merger, and (b) each share of the Company's common stock, par value $.01 per share (the "Shares"), that is issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than Shares held in the Company's treasury or by any subsidiary of the Company, which will be canceled automatically without payment, other than Retained Shares as defined in the Merger Agreement, and other than Shares in respect of which appraisal rights are perfected properly in accordance with Delaware law) will be converted into the right to receive (i) $24.00, without interest (for estimated aggregate cash consideration of approximately $277.4 million), and (ii) one share of 12% Series A-1 Preferred Stock of the Company, as the surviving corporation in the Merger, with an initial liquidation preference of $2.50 per share; and

    2. To transact such other business as may come properly before the Special Meeting or any adjournments or postponements thereof.

    These transactions and other related matters are more fully described in the accompanying Proxy Statement/Prospectus and the Annexes and Schedules thereto. A copy of the Merger Agreement is attached as Annex A to, and described in, the accompanying Proxy Statement/Prospectus. The Board of Directors has approved the Merger Agreement and declared its advisability, has determined that the Merger is fair to, and in the best interests of, the stockholders of the Company and recommends that the stockholders vote in favor of adoption of the Merger Agreement.

    The Board of Directors has fixed the close of business on           , 1999
as the record date for determination of the holders of Shares entitled to notice of and to vote at the Special Meeting. Only stockholders of record at the close
of business on           , 1999 are entitled to receive notice of, and only
holders of record of voting Shares at the close of business on           are
entitled to vote their voting Shares at, the Special Meeting and any adjournments or postponements thereof. A list of stockholders will be available at the time and place of the meeting and, during the 10 days prior to the meeting, at the office of the Corporate Secretary, 4401 Fair Lakes Court, Suite 300, Fairfax, Virginia 22033. According to the laws of the State of Delaware, the affirmative vote of the holders of a majority of the outstanding voting Shares is required to adopt the Merger Agreement. In addition, the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding voting Shares that are not owned beneficially by the Affiliated Stockholders (as defined in the Merger Agreement) or any of their respective affiliates or associates to adopt the Merger Agreement. See "INTRODUCTION--Voting at the Special Meeting" in the accompanying Proxy Statement/Prospectus.

    Stockholders of the Company who do not vote in favor of adoption of the Merger Agreement and who comply with the requirements of Section 262 of the Delaware General Corporation Law (the "DGCL") will have the right to demand appraisal of their shares in connection with the Merger. Generally, to preserve appraisal rights, a stockholder must (1) before the vote with respect to the Merger Agreement is taken at the Special Meeting, deliver to the Company a written demand for appraisal of his, her or its Shares, (2) not vote in favor of adoption of the Merger Agreement and (3) cause a petition for appraisal to be filed in the Delaware Court of Chancery within 120 days after the Effective Time. For a description of appraisal rights, see the information provided in the accompanying Proxy Statement/Prospectus under the caption "APPRAISAL RIGHTS." See also Annex C to the accompanying Proxy Statement/Prospectus for a copy of
Section 262 of the DGCL.

    The Company is party to certain litigation challenging the Merger. See "SPECIAL FACTORS-- Certain Litigation Challenging the Merger" in the accompanying Proxy Statement/Prospectus.

    A stockholder who has given a proxy may revoke it at any time before it is voted at the Special Meeting by filing with the Secretary of the Company a written revocation bearing a later date than the date of the proxy being revoked, by submitting a subsequent proxy bearing a later date than the date of the proxy being revoked or by voting in person at the Special Meeting, all as more fully described in the accompanying Proxy Statement/Prospectus under the caption "INTRODUCTION--Proxies." Properly executed but unmarked proxies will be voted FOR adoption of the Merger Agreement.

    Whether or not you intend to be personally present at the Special Meeting, please complete, sign and date the enclosed proxy and return it promptly in the enclosed postage prepaid envelope. Stockholders who attend the Special Meeting may vote in person even if they have returned a proxy card.

                                          By Order Of The Board of Directors

                                          Frances Ann Ziemniak

                                          Secretary

Fairfax, Virginia

          , 1999

                            YOUR VOTE IS IMPORTANT.

             PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD

                AND RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED,

                        WHETHER OR NOT YOU INTEND TO BE

                        PRESENT AT THE SPECIAL MEETING.

           PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME.

          THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
           PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR
                UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION
                 CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.

                       CORT BUSINESS SERVICES CORPORATION
                        4401 FAIR LAKES COURT, SUITE 300
                            FAIRFAX, VIRGINIA 22033
                            ------------------------

                           PROXY STATEMENT/PROSPECTUS
                            ------------------------

                        SPECIAL MEETING OF STOCKHOLDERS

                           TO BE HELD             , 1999

    This Proxy Statement/Prospectus is being furnished to the stockholders (the "Stockholders") of CORT Business Services Corporation, a Delaware corporation ("CORT" or the "Company"), in connection with the solicitation by the Company's Board of Directors (the "Board of Directors" or the "Board") of proxies from holders of outstanding shares of Common Stock, par value $.01 per share, of the Company (together with the outstanding shares of Class B Common Stock, par value $.01 per share, the "Shares"), for use at the Special Meeting of Stockholders to
be held at       , Fairfax, Virginia 22033, on           , 1999, at:   .m.,
eastern time, and at any adjournments or postponements thereof (the "Special Meeting"). This Proxy Statement/Prospectus and the form of proxy attached hereto
are first being mailed to the Stockholders on or about           , 1999.

    At the Special Meeting, the holders of voting Shares will consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of March 25, 1999 (the "Merger Agreement"), among CORT, CBF Holding LLC, a Delaware limited liability company ("CBF"), and CBF Mergerco, Inc., a Delaware corporation and a wholly-owned subsidiary of CBF ("CBF Sub"). A copy of the Merger Agreement is attached as Annex A to this Proxy Statement/Prospectus. The Merger Agreement provides for the merger of CBF Sub with and into CORT (the "Merger") following which CORT will continue as the surviving corporation (the "Surviving Corporation"). Bruckmann, Rosser, Sherrill & Co., L.P., a Delaware limited partnership ("BRS"), organized CBF and CBF Sub on March 25, 1999 for the purpose of acquiring CORT. It is expected that prior to consummation of the Merger all of the equity interests in CBF will be owned by BRS and certain of its affiliates. If the Merger is consummated, the ownership interests of the Stockholders in CORT (other than the ongoing interest of the Affiliated Stockholders in the Surviving Corporation and of the Stockholders in the Series A-1 Preferred Stock, as defined below) will cease, and each Share outstanding at the time the Merger becomes effective under Delaware law (the "Effective Time") (other than Shares held at the Effective Time in CORT's treasury or by any subsidiary of CORT, which will be canceled automatically without payment, other than Retained Shares as defined in the Merger Agreement and other than Shares in respect of which appraisal rights are perfected properly under Delaware law) will be converted into the right to receive per Share consideration of $24.00 in cash, without interest, and one share of Series A-1 Preferred Stock of the Company as the surviving corporation in the Merger with an initial liquidation value of $2.50 (the "Series A-1 Preferred Stock"). The total consideration was determined based on discussions between the Board and representatives of the Affiliated Stockholders and, in the opinion of the Company's financial advisor, was fair to CORT's Stockholders (other than certain of the Company's directors, officers and stockholders retaining shares of the Company's common equity in connection with the Merger, the "Affiliated Stockholders") from a financial point of view. For further discussion concerning the determination of the per Share consideration, see "SPECIAL FACTORS-- Background of the Merger" and "--Fairness of the Merger; Recommendation of the Board of Directors;

Position of CBF." For additional information concerning the terms and conditions of the Merger, see "THE MERGER." If the Merger is consummated, Citicorp Venture Capital Ltd. ("CVC"), directors and management of CORT are expected to receive aggregate net proceeds (net of the exercise price of Shares held under options) of approximately $ 112.6 million in cash for conversion of their Shares in connection with the Merger and 4,983,321 shares of the Series A-1 Preferred Stock. For further information concerning the ownership of CBF, a description of the conflicts of interest of certain members of the Board of Directors and the financial interests of certain Affiliated Stockholders and of CORT's officers and directors in the Merger, see "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest" and "CERTAIN INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES."

    This Proxy Statement/Prospectus also constitutes a prospectus of the Company with respect to the shares of Series A-1 Preferred Stock of the Surviving Corporation to be issued in connection with the Merger.

    The affirmative vote of the holders of a majority of the outstanding voting Shares and the affirmative vote of the holders of a majority of the outstanding voting Shares that are not owned beneficially by the Affiliated Stockholders or by persons that are "affiliates" or "associates" (as such terms are defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) of the Affiliated Stockholders (such holders other than the Affiliated Stockholders and such affiliates and associates being referred to collectively as the "Unaffiliated Stockholders") are required to adopt the Merger Agreement and to consummate the Merger. See "THE MERGER--Stockholder Adoption of the Merger Agreement."

    The Board of Directors approved unanimously the Merger Agreement and declared its advisability, has determined that the Merger is fair to, and in the best interests of, all of its Stockholders, including the Unaffiliated Stockholders, and recommends that the Stockholders vote in favor of adoption of the Merger Agreement. See "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF" and "--Interests of Certain Persons in the Merger; Conflicts of Interest."

    THE MERGER INVOLVES A MATTER OF GREAT IMPORTANCE TO THE COMPANY'S STOCKHOLDERS. IF THE MERGER AGREEMENT IS ADOPTED AND THE MERGER IS CONSUMMATED, EACH OF THE SHARES (OTHER THAN THOSE HELD IN THE COMPANY'S TREASURY OR BY ANY SUBSIDIARY OF THE COMPANY, OTHER THAN RETAINED SHARES AS DEFINED IN THE MERGER AGREEMENT, AND OTHER THAN THOSE AS TO WHICH APPRAISAL RIGHTS ARE PROPERLY PERFECTED) WILL BE CONVERTED INTO THE RIGHT TO RECEIVE $24.00 IN CASH AND ONE SHARE OF SERIES A-1 PREFERRED STOCK OF THE COMPANY AS THE SURVIVING CORPORATION, AND THE STOCKHOLDERS' COMMON EQUITY INTEREST IN THE COMPANY (OTHER THAN THE ONGOING INTEREST OF THE AFFILIATED STOCKHOLDERS IN THE SURVIVING CORPORATION) WILL CEASE. ACCORDINGLY, STOCKHOLDERS ARE URGED TO READ AND CONSIDER CAREFULLY THE INFORMATION SUMMARIZED BELOW AND PRESENTED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS.

    The date of this Proxy Statement/Prospectus is           , 1999.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
Summary....................................................................................................           2
  Date, Time and Place of Special Meeting..................................................................           2
  Purpose of the Special Meeting...........................................................................           2
  Eligibility to Vote and Required Vote....................................................................           2
  The Merger...............................................................................................           2
  What You Will Receive in the Merger......................................................................           3
  Effective Time of the Merger.............................................................................           3
  Recommendation of the Board of Directors.................................................................           3
  Opinion of Financial Advisor.............................................................................           3
  Interests of Certain Persons in the Merger...............................................................           3
  Conditions to Completion of the Merger...................................................................           5
  Expenses.................................................................................................           5
  Financing of the Merger..................................................................................           5
  Appraisal Rights.........................................................................................           6
  Certain Federal Income Tax Consequences..................................................................           6
  Regulatory Matters.......................................................................................           6
  Market Information.......................................................................................           6
  Certain Litigation Challenging the Merger................................................................           6
  Business and Principal Executive Offices.................................................................           6
Selected Consolidated Historical and Pro Forma Financial Data..............................................           7
Risk Factors...............................................................................................           8
  We Will Have A High Level of Debt After The Merger Which Could Have An Adverse Effect On Our Business And
    The Series A-1 Preferred Stock That You Will Be Entitled To Receive In Connection With The Merger......           8
  The Inability To Repay Our Debt And Interest Obligations May Have An Adverse Impact On Our Business......           8
  Our Debt Obligations May Contain Covenants That Will Restrict How We Operate Our Business................           8
  After The Merger, We Will Be Controlled By A Small Number Of Stockholders................................           9
  We Will Delist Our Common Stock From The NYSE And There Is Uncertainly Regarding The Liquidity And Market
    Price For The Series A-1 Preferred Stock You Will Be Entitled To Receive In Connection With The
    Merger.................................................................................................           9
  Our Other Liabilities And Obligations Are Senior In Right Of Payment To The Series A-1 Preferred Stock
    You Will Be Entitled To Receive In Connection With The Merger..........................................          10
  Your Series A-1 Preferred Stock Will Have Limited Voting Rights..........................................          10
  Our Board, Delaware Law And Our Debt Obligations May Impose Limitations On Our Ability To Pay Dividends
    On The Series A-1 Preferred Stock You Will Be Entitled To Receive In Connection With The Merger........          10
  After The Merger, It Is Possible That We Will No Longer File Reports With The Securities And Exchange
    Commission.............................................................................................          11
  Our Business Is In A Highly Competitive Industry.........................................................          11
  We Cannot Assure That We Will Be Able To Implement Key Components Of Our Business Strategy...............          11
  We Depend On Key Personnel...............................................................................          12
Introduction...............................................................................................          12
Special Factors............................................................................................          16
  Background of the Merger.................................................................................          16

                                                                                                                PAGE
                                                                                                                -----
  Contacts with Third Parties..............................................................................          21
  Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF........................          24
  Opinion of Financial Advisor.............................................................................          27
  Purpose of the Merger....................................................................................          32
  Interests of Certain Persons in the Merger; Conflicts of Interest........................................          34
  Change of Control Agreements.............................................................................          36
  Certain Effects of the Merger............................................................................          37
  Plans for the Company After the Merger...................................................................          37
  Risk that the Merger Will Not Be Consummated.............................................................          37
  Certain Risks in the Event of Bankruptcy.................................................................          38
  Certain Litigation Challenging the Merger................................................................          39
  Certain Projections......................................................................................          39
The Merger.................................................................................................          40
  General..................................................................................................          40
  Effective Time of the Merger.............................................................................          41
  Stockholder Adoption of the Merger Agreement.............................................................          41
  Payment for Shares.......................................................................................          41
  The Exchange Fund........................................................................................          42
  Regulatory Matters.......................................................................................          42
  Conditions to Consummation of the Merger.................................................................          43
  Certain Covenants........................................................................................          43
  Termination..............................................................................................          45
  Expenses.................................................................................................          46
  Indemnification of Directors and Officers; Directors' and Officers' Liability Insurance..................          46
  Accounting Treatment of the Merger.......................................................................          47
Financing of the Merger....................................................................................          47
  Debt Financing...........................................................................................          47
  Equity Financing.........................................................................................          49
  Fees and Expenses........................................................................................          50
Description of Certain Indebtedness........................................................................          51
Certain Federal Income Tax Consequences....................................................................          52
Appraisal Rights...........................................................................................          57
Certain Information Concerning CBF, CBF Sub and Affiliates.................................................          59
Pro Forma Condensed Consolidated Financial Statements......................................................          59
Capitalization.............................................................................................          64
Business of the Company....................................................................................          65
Certain Information Regarding the Directors and Executive Officers of the Company Following the Merger and
  CBF......................................................................................................          74
Market Prices and Dividends on the Shares..................................................................          77
Description of Capital Stock Prior to the Merger...........................................................          77
Description of Capital Stock After the Merger..............................................................          78
Certain Transactions in the Common Stock...................................................................          87
Security Ownership of Certain Beneficial Owners and Directors and Officers.................................          87
Security Ownership of the Surviving Company................................................................          88
Incorporation of Certain Documents by Reference............................................................          90
Additional Available Information...........................................................................          90
Experts....................................................................................................          91
Stockholder Proposals......................................................................................          91
Forward-Looking Statements.................................................................................          91
Other Matters..............................................................................................          92

                                                                                                                PAGE
                                                                                                                -----
ANNEXES
Annex A--Agreement and Plan of Merger......................................................................
Annex B--Opinion of STES Securities Corporation............................................................
Annex C--Section 262 of the Delaware General Corporation Law...............................................
SCHEDULES
Schedule I--Purchases of Shares by CORT and Certain Affiliates.............................................

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: What will CORT stockholders be entitled to receive in connection with the merger for each CORT share?

A: Each CORT stockholder (other than those who are retaining shares) will be entitled to receive in exchange for each share of CORT common stock $24.00 in cash and one share of Series A-1 Preferred Stock of the surviving corporation with an initial liquidation preference of $2.50 per share.

Q: Will the new preferred stock of CORT be listed on the New York Stock
    Exchange?

A: No. We do not expect that the shares of preferred stock of CORT will be listed on any national securities exchange or any inter-dealer quotation system.

Q: What do I need to do now?

A: If you are a holder of voting common stock, after carefully reading and considering the information contained in this document, please fill out and sign your proxy card. Then mail your completed, signed and dated proxy card in the enclosed return envelope as soon as possible so that your shares can be voted at the CORT special meeting.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: Your broker will not be able to vote your shares without instructions from you. You should follow the directions provided by your broker to vote your shares.

Q: How do I change my vote after I have mailed my signed proxy card?

A: You may change your vote by sending a written notice stating that you would like to revoke your proxy or by completing and submitting a new, later dated proxy card to the Corporate Secretary of CORT. You also can attend the CORT special meeting and vote in person.

Q: Should I send in my stock certificates now?

A: No. After the merger is completed, CORT stockholders will receive written instructions for exchanging their CORT stock certificates for cash and stock certificates representing the Series A-1 Preferred Stock issued in connection with the merger.

Q: What are appraisal rights?

A: In lieu of receiving $24.00 in cash and one share of Series A-1 Preferred
    Stock of the surviving corporation with an initial liquidation preference of $2.50 per share, you may elect to have the fair value of your stock (whether voting or non-voting common stock) appraised by the Delaware Court of Chancery and paid to you in cash. In order to demand appraisal, you must make a written demand for appraisal prior to the vote on the merger agreement at the special meeting, you must not vote in favor of adoption of the merger agreement, and you must satisfy the other requirements under Delaware law which are described in this Proxy Statement/Prospectus.

Q: When do you expect the merger to be completed?

A: We are working toward completing the merger as quickly as possible after the CORT special meeting. We hope to complete the merger early in the third calendar quarter of 1999.

Q: Who can help answer my questions?

A: If you have any questions, please contact us at:

CORT Business Services Corporation
4401 Fair Lakes Court
Fairfax, Virginia 22033
(703) 968-8524
Attention: Corporate Secretary

                                    SUMMARY

    THE FOLLOWING IS ONLY A SUMMARY OF MATTERS DISCUSSED IN THIS PROXY STATEMENT/PROSPECTUS. IT IS NOT INTENDED TO BE A COMPLETE DISCUSSION. THIS SUMMARY IS QUALIFIED BY THE DETAILED INFORMATION IN THIS PROXY STATEMENT/ PROSPECTUS AND THE ATTACHED ANNEXES AND SCHEDULES. YOU ARE URGED TO REVIEW CAREFULLY THIS PROXY STATEMENT/ PROSPECTUS AND THE ATTACHED ANNEXES AND SCHEDULES IN THEIR ENTIRETY. THE TERMS "CORT," THE "COMPANY," "WE," "OUR," AND "US" REFER TO CORT BUSINESS SERVICES CORPORATION (BOTH BEFORE THE COMPLETION OF THE MERGER AND THEREAFTER AS THE SURVIVING CORPORATION OF THE MERGER) AND ITS SUBSIDIARIES. WE HAVE INCLUDED CROSS REFERENCES IN THIS SUMMARY TO CAPTIONS IN THE PROXY STATEMENT/PROSPECTUS TO DIRECT YOU TO MORE COMPLETE INFORMATION.

DATE, TIME AND PLACE OF THE SPECIAL MEETING

    A special meeting of our stockholders will be held at             Fairfax,
Virginia 22033 on       , 1999, at   .m., eastern time.

PURPOSE OF THE SPECIAL MEETING

    At the special meeting, we will ask holders of our voting common stock to adopt a merger agreement. The merger agreement is attached as Annex A to this Proxy Statement/Prospectus. We encourage you to read it as it is the legal document that governs the merger. See "INTRODUCTION--Matters to be considered at the Special Meeting."

ELIGIBILITY TO VOTE AND REQUIRED VOTE

    You may vote at the special meeting if you were the record owner of CORT
voting common stock at the close of business on             , 1999. On       ,
there were a total of       shares of voting common stock outstanding and
entitled to vote, held by   holders of record. The holders of a majority of the
outstanding shares of voting common stock entitled to vote must be present in person or by properly executed proxy to have a quorum at the special meeting.

    Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of our voting common stock is required to adopt the merger agreement. In addition, the terms of the merger agreement require the affirmative vote of holders of a majority of outstanding shares of voting common stock that are not owned beneficially by certain members of our management and certain other stockholders retaining a common equity interest in the surviving corporation. See "INTRODUCTION--Voting at the Special Meeting" and "THE MERGER--Stockholder Adoption of Merger Agreement."

    All shares of voting common stock represented at the special meeting by properly executed and timely proxies, which have not been revoked, will be voted in accordance with their instructions. If no instructions are given, proxies will be voted FOR adoption of the merger agreement. If you have given a proxy, you may revoke it at any time before it is voted at the special meeting (or any postponement or adjournment thereof). You may revoke a proxy by (1) filing with our Secretary a written revocation bearing a later date than the proxy being revoked; (2) submitting a validly executed proxy bearing a later date than the proxy being revoked; or (3) attending the special meeting and voting in person. However, your attendance at the special meeting will not in and of itself revoke a proxy.

THE MERGER

    Under the merger agreement, a corporation named CBF Mergerco Inc. will merge into CORT. CBF Mergerco Inc. is a Delaware corporation formed solely to be a party to the merger. It is a subsidiary of CBF Holding LLC, which is a Delaware limited liability company formed in connection with the merger and owned by Bruckmann, Rosser, Sherrill & Co., L.P. CBF Mergerco Inc. will cease to exist after the merger. We will be the surviving corporation in the merger. CBF Holding LLC will be one of our stockholders after the merger. See "THE MERGER."

WHAT YOU WILL RECEIVE IN THE MERGER

    For each share of CORT common stock owned before the merger, CORT stockholders (other than those who are retaining shares pursuant to the merger agreement) who do not perfect their appraisal rights will be entitled to receive $24.00 in cash, without interest, and one share of Series A-1 Preferred Stock of our company, as the surviving corporation in the merger, with a liquidation preference of $2.50 per share. The merger will have the effect of canceling shares held in our treasury or by any of our subsidiaries without payment. See "THE MERGER."

EFFECTIVE TIME OF THE MERGER

    The merger will become effective when we file a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with Delaware law, or at a later time specified in the Certificate of Merger. We expect to file promptly after the merger agreement is adopted at the special meeting of our stockholders and after the other conditions to completion of the merger set forth in the merger agreement are satisfied or waived. See "THE MERGER--Effective Time of the Merger," "--Conditions to Consummation of the Merger" and "--Certain Covenants." See also "SPECIAL FACTORS--Risk that the Merger Will Not Be Consummated."

RECOMMENDATION OF THE BOARD OF DIRECTORS

    Our Board of Directors unanimously approved the merger agreement. The Board believes the proposed merger is fair to, and in the best interests of, all of CORT's stockholders. The Board recommends that you vote in favor of adoption of the merger agreement. The Board of Directors, in reaching its conclusions, considered a number of factors, which are described in "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors." You should recognize that because of the nature of the transaction all but two of the members of our Board of Directors have actual or potential conflicts of interests. See "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest."

OPINION OF FINANCIAL ADVISOR

    We retained SunTrust Equitable Securities to evaluate the proposed merger. On March 25, 1999, SunTrust Equitable Securities delivered its opinion orally to the Board of Directors. It found the consideration proposed to be paid to the stockholders (other than certain of our directors, officers and stockholders retaining shares of the Company's common equity in connection with the merger) pursuant to the merger agreement fair from a financial point of view.

    SunTrust Equitable Securities' written opinion dated March 25, 1999, describes the procedures followed, the matters considered, the scope of review undertaken and the assumptions made in arriving at the opinion that the proposed merger consideration is fair to the stockholders (other than certain of our directors, officers and stockholders retaining shares of our common equity in connection with the merger). The full text of this opinion is attached to this Proxy Statement/Prospectus as Annex B. You are urged to read it in its entirety. For purposes of its opinion, SunTrust Equitable Securities relied, without independent verification, on the accuracy and completeness of all financial and other information that it reviewed. For further information regarding SunTrust Equitable Securities' services as financial advisor, its opinion and its fee and expense arrangements, see "SPECIAL FACTORS--Opinion of Financial Advisor."

INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST

    In considering the merger and the Board of Directors' conclusions, you should be aware that certain directors and officers of CORT have interests that present them with actual or potential conflicts of interest in connection with the merger.

    The options held by certain of our officers, directors, employees and members of our management including options that have not yet vested, may, at the election of such persons, be exchanged for options of the surviving corporation rather than exchanged for the merger consideration.

    We expect that certain members of our management will acquire in connection with the merger a total of approximately 825,000 shares of the surviving corporation's common stock representing approximately 16.5% of the outstanding shares of the surviving corporation's common stock, approximately 2,527,778 shares of Series B Preferred Stock of the surviving corporation, par value $.01 per share, representing approximately 7.22% of the outstanding shares of such series of preferred stock and approximately 2,166,667 shares of Series C Preferred Stock of the surviving corporation, par value $.01 per share, representing approximately 7.22% of the outstanding shares of such series of preferred stock. The members of our management who we expect to acquire such shares include Paul Arnold, President and Chief Executive Officer, Charles Egan, our Chairman, Steven Jobes, Executive Vice President and Chief Marketing Officer and Frances Ann Ziemniak, Chief Financial Officer, and other persons who we, Bruckmann, Rosser, Sherrill & Co., L.P. and Citicorp Venture Capital Ltd. select prior to the effective time of the merger.

    Citicorp Venture Capital Ltd. and certain of its affiliates including James Urry and Michael Delaney, who are members of our Board, will receive preferred stock in connection with their ongoing investment in the Company that will entitle them to a special dividend preference over the Series A-1 Preferred Stock you will be entitled to receive in connection with the merger.

    Upon completion of the merger, as the surviving corporation, we expect to pay a bonus of approximately $3.5 million in total to certain members of management.

    In addition, an affiliate of Bruckmann, Rosser, Sherrill & Co., L.P. will receive from us a closing fee of approximately $3.4 million, in the aggregate, at the effective time of the merger and thereafter will receive an annual management fee from us of $1.0 million per year in the aggregate for certain management, business and organization strategy and merchant and investment banking services rendered to us. The amount of the annual management fee may be increased in certain circumstances based upon our performance or other criteria to be established by our Board of Directors.

    Under the merger agreement, as the surviving corporation, we will provide officers' and directors' liability insurance for six years after the merger becomes effective. This insurance will cover each of our, or our subsidiaries, present and former directors, officers, employees and agents who is currently covered by our officers' and directors' liability insurance with respect to actions and omissions occurring before the merger. The insurance coverage is on terms no less favorable than the insurance we provided on the date of signing the merger agreement, subject to certain limitations.

    The merger agreement also provides that, as the surviving corporation, we, and CBF Holding LLC, will indemnify and hold harmless the above individuals against any losses, claims, damages, liabilities, costs, expenses, judgments and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any action or omission occurring before the merger occurs to the full extent permitted under Delaware law, our Certificate of Incorporation or By-Laws in effect when the merger occurs. See "THE MERGER--Indemnification of Directors and Officers."

    For a more detailed description of the conflicts of interest of certain of our officers and directors, see "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest."

CONDITIONS TO COMPLETION OF THE MERGER

    The completion of the merger depends on the satisfaction of a number of conditions, including without limitation, the following:

    (i) The holders of a majority of our outstanding voting common stock, and the holders of a majority of the outstanding voting common stock held by stockholders other than certain of our directors, officers and stockholders retaining shares of our common equity in connection with the merger, must adopt the merger agreement at the special meeting;

    (ii) CBF Holding LLC must receive financing in an amount necessary to complete the merger;

   (iii) Stockholders must not demand appraisal of shares representing more than 5% of the total number of shares outstanding on a fully-diluted basis; and

    (iv) CORT, CBF Holding LLC and CBF Mergerco Inc. must comply with other covenants and conditions contained in the merger agreement.

    Unless prohibited by law, the parties may elect to waive any condition that has not been satisfied and complete the merger anyway. See "THE
MERGER--Conditions to Consummation of the Merger." See also "SPECIAL
FACTORS--Risk that the Merger Will Not Be Consummated."

EXPENSES

    We have agreed to pay CBF Holding LLC and CBF Mergerco Inc. for their out-of-pocket expenses incurred in connection with the merger agreement and related transactions, including financing, in the event that:

    (i) we exercise our right to terminate the merger agreement in accordance with a provision of the merger agreement that allows us to approve another acquisition proposal, or

    (ii) CBF Holding LLC terminates the merger agreement because (a) we violate certain provisions in the merger agreement or (b) we or our Board of Directors approve another acquisition proposal.

    Reimbursement for expenses shall not exceed a total of $2,000,000 plus certain fees and expenses that may be incurred in connection with obtaining the financing for the transaction. See "FINANCING OF THE MERGER."

FINANCING OF THE MERGER

    CBF Holding LLC and CBF Mergerco Inc. require approximately $469.5 million in funds to complete the merger and pay related fees and expenses. Such funds will be raised by the corporation surviving in the merger as successor to CBF Merger Co., Inc. through the issuance of debt securities and preferred stock, borrowings under a new credit facility and contributions to its equity capital by BRS, certain stockholders of our company and certain of their respective affiliates or employees. In furtherance thereof, we have received commitment letters from Bruckmann, Rosser, Sherrill & Co., L.P. and Citicorp Venture Capital Ltd., our largest stockholder, pursuant to which these firms have agreed, subject to certain conditions, to contribute in total up to $105 million in cash and property to the equity of CBF Mergerco. Inc. or the surviving corporation in the merger. All of the obligations arising from such debt financings will be obligations of the surviving corporation following the merger. See "FINANCING OF THE MERGER" for a description of such debt and equity financing.

    The receipt of financing proceeds sufficient to complete the merger and to pay related fees and expenses is a condition to the completion of the merger. See "THE MERGER--Conditions to Consummation of the Merger."

APPRAISAL RIGHTS

    Delaware law allows holders of CORT common stock to elect to have the fair value of their stock appraised and paid to them in cash. If you hold shares of CORT common stock and you elect to exercise your appraisal rights and you follow the required formalities, you will receive neither the $24.00 cash price nor shares of Series A-1 Preferred Stock of the surviving corporation. Instead, your only right will be to receive the appraised value of your shares of CORT in cash. See "APPRAISAL RIGHTS."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    Your receipt of cash for shares pursuant to the merger or pursuant to the exercise of appraisal rights and your receipt of Series A-1 Preferred Stock pursuant to the merger will be taxable transactions for United States federal income tax purposes and also may be taxable transactions for state, local, foreign and other tax purposes. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES." STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS.

REGULATORY MATTERS

    Other than the requirements of the Securities Exchange Act of 1934, as amended, and the filing of the Certificate of Merger under Delaware law, we, and CBF Holding LLC and CBF Mergerco Inc., are not aware of any federal or state regulatory approvals or consents that must be obtained in connection with the merger.

MARKET INFORMATION

    Our common stock is traded on the New York Stock Exchange under the symbol "CBZ." On March 25, 1999, the last day of trading before the public announcement of the execution of the merger agreement, the closing price was $16 3/4 per
share. On       , 1999, the last full day of trading at the time of printing of
this Proxy Statement/Prospectus, the closing price was $           per share.

    For historical information on prices for the shares, see "MARKET PRICES AND DIVIDENDS ON THE SHARES."

CERTAIN LITIGATION CHALLENGING THE MERGER

    Three alleged stockholders have separately filed suit against us, all of our directors, Citicorp Venture Capital Ltd. and, in one case, Bruckmann, Rosser, Sherrill & Co., L.P. in the Delaware Court of Chancery. Each lawsuit alleges breaches of fiduciary duties in connection with the directors' approval of the merger. The complaints purport to be class action complaints and the plaintiffs seek to enjoin the merger or, in the alternative, to rescind the merger and also seek to recover rescissory and/or compensatory damages. We believe that the claims are without merit and intend to vigorously defend such lawsuits. See "SPECIAL FACTORS--Certain Litigation Challenging the Merger."

BUSINESS AND PRINCIPAL EXECUTIVE OFFICES

    Through our wholly-owned subsidiary CORT Furniture Rental Corporation, we are the leading national provider of rental furniture, accessories and related services in the "rent-to-rent" segment of the furniture rental industry. See "BUSINESS OF THE COMPANY." The address and telephone number of our principal executive offices are 4401 Fair Lakes Court, Fairfax, VA 22033, (703) 968-8524.

         SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

    The following table sets forth selected consolidated historical financial data of the Company for the last five completed fiscal years. The Statement of Operations Data for the years ended December 31, 1994 through 1998 and the Balance Sheet Data as of December 31, 1994 through 1998 were derived from the audited Consolidated Financial Statements of the Company. The selected unaudited pro forma financial data has been derived from the Pro Forma Financial Statements (as defined herein) included elsewhere herein. The Pro Forma Balance Sheet Data gives effect to the Merger as if it was consummated on December 31, 1998. The Pro Forma Statement of Operations Data gives effect to the Merger as if it was consummated on January 1, 1998. The pro forma financial information is based on assumptions that management believes are reasonable and such information is presented for comparative and informational purposes only. The pro forma financial information does not purport to represent what the Company's results of operations or financial condition would actually have been had the Merger in fact occurred on such dates or to project the Company's results of operations for any future period or financial condition on any future date. This table should be read in conjunction with the Pro Forma Financial Statements included elsewhere herein and the Company's Annual Report on Form 10-K for the year ended December 31, 1998 as amended, the Consolidated Financial Statements of the Company and related notes thereto, and the other financial information contained in the documents included or incorporated by reference herein. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                                                                                           YEAR ENDED DECEMBER 31,
                                                        YEAR ENDED DECEMBER 31,                      1998
                                               ------------------------------------------  ------------------------
                                                 1994       1995      1996(1)     1997     HISTORICAL    PRO FORMA
                                               ---------  ---------  ---------  ---------  -----------  -----------

                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Statement of Operations Data:
Furniture rental revenue.....................  $ 130,026  $ 141,988  $ 191,560  $ 237,212   $ 265,871    $ 265,871
Furniture sales revenue......................     34,534     37,321     42,589     50,006      53,093       53,093
                                               ---------  ---------  ---------  ---------  -----------  -----------
  Total revenue..............................    164,560    179,309    234,149    287,218     318,964      318,964
Cost of furniture rental.....................     25,771     27,950     36,958     45,634      47,863       47,863
Cost of furniture sales......................     20,649     22,203     25,207     30,257      32,354       32,354
                                               ---------  ---------  ---------  ---------  -----------  -----------
  Total cost of goods........................     46,420     50,153     62,165     75,891      80,217       80,217
Selling, general and administrative
  expenses...................................     95,526    102,435    136,536    165,019     186,100      187,100
                                               ---------  ---------  ---------  ---------  -----------  -----------
Operating earnings...........................     22,614     26,721     35,448     46,308      52,647       51,647
Interest expense, net........................     16,246     15,917      8,251      8,374       7,837       33,925
Income before extraordinary loss.............      3,546      6,218     15,936     22,326      25,903        9,650
Net income...................................  $   3,546  $   2,075  $  15,936  $  22,326   $  23,395
Earnings (loss) per common share before
  extraordinary loss.........................  $    0.91  $    1.26  $    1.40  $    1.74   $    1.99    $   (1.76)
Earnings (loss) per common share before
  extraordinary loss--assuming dilution......  $    0.85  $    1.11  $    1.31  $    1.67   $    1.92    $   (1.76)
Other Data:
Book value per share(2)......................       1.46      11.28      10.96      11.66       13.49       (36.44)
Earnings to combined fixed charges and
  preferred stock dividends (3)..............       1.33       1.57       3.21       3.77        4.14           --

                                                              DECEMBER 31,                    DECEMBER 31, 1998
                                               ------------------------------------------  ------------------------
                                                 1994       1995       1996       1997     HISTORICAL    PRO FORMA
                                               ---------  ---------  ---------  ---------  -----------  -----------
Balance Sheet Data:
Total assets.................................  $ 178,275  $ 173,722  $ 247,199  $ 277,841   $ 332,896    $ 352,397
Total debt...................................    123,645     53,800     65,600     63,132      90,800      339,450
Mandatorily Redeemable Preferred Stock.......         --         --         --         --          --      129,807
Stockholders' equity (deficit)...............      6,963     75,421    125,152    149,332     175,662     (183,294)

--------------------------

(1) Income statement data for the year ended December 31, 1996 include the results of operations of Evans Rents from the date of acquisition, April 24, 1996. The acquisition of Evans Rents was accounted for as a purchase business combination. Revenue of Evans Rents for the period of April 25, 1996 through December 31, 1996 was approximately $22,500,000.

(2) Represents stockholders' equity (deficit) divided by weighted average shares outstanding.

(3) Represents the ratio of earnings to combined fixed charges and preferred stock dividends. Earnings were inadequate to cover combined fixed charges and preferred stock dividends in the pro forma period ended December 31, 1998 by $12,948.

                                  RISK FACTORS

    You should carefully consider certain risks, as well as the other information appearing in this Proxy Statement/Prospectus, before deciding whether to vote to adopt the merger agreement.

    WE WILL HAVE A HIGH LEVEL OF DEBT AFTER THE MERGER WHICH COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND THE SERIES A-1 PREFERRED STOCK THAT YOU WILL BE ENTITLED TO RECEIVE IN CONNECTION WITH THE MERGER.

    After the merger, we will have a high level of debt. We will incur debt through the issuance of senior subordinated notes and borrowings under a new senior credit facility in order to finance part of the cash you will receive in connection with the merger, refinance part of our debt, pay some of our fees and expenses and provide for working capital. See "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS."

    Our high level of debt could have important consequences to you as a holder of our Series A-1 Preferred Stock. For example, it could:

    - make it more difficult for us to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes;

    - require us to dedicate a substantial portion of our cash flow from operations to make interest payments on our indebtedness, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions or general corporate expenses;

    - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, including limiting our ability to take advantage of significant business opportunities;

    - increase our vulnerability to general adverse economic and industry conditions; and

    - place us at a competitive disadvantage as compared to some of our competitors that have less debt.

    Our high level of debt could limit our ability to make dividend or other payments to you that may be required by the terms of our Series A-1 Preferred Stock. We may not pay you.

    THE INABILITY TO REPAY OUR DEBT AND INTEREST OBLIGATIONS MAY HAVE AN ADVERSE IMPACT ON OUR BUSINESS.

    Our ability to pay interest and principal on our debt obligations will depend on our future performance. Our ability to generate cash will depend on many factors which may be beyond our control, including general economic, financial and regulatory conditions. If we cannot generate enough cash flow in the future to service our debt, we may need to delay capital expenditures and acquisitions, refinance all or a portion of our debt, obtain additional financing or sell assets. We might not be able to implement any of these strategies on satisfactory terms or on a timely basis, if at all. If we are unable to meet our debt service obligations or are unable to comply with covenants required under our debt obligations, a default under our debt agreements would result. See "FINANCING OF THE MERGER." Our obligations to our creditors take priority over our obligation to holders of our Series A-1 Preferred Stock.

    OUR DEBT OBLIGATIONS MAY CONTAIN COVENANTS THAT WILL RESTRICT HOW WE OPERATE OUR BUSINESS.

    Under the terms and conditions that we expect our lenders will require under our debt obligations after the merger, we expect to agree to certain limitations on our ability to make certain investments, create liens, make asset sales and merge with another company. These limitations, as well as our high debt levels, could significantly limit our ability to respond to changing business or economic conditions or to substantial declines in operating results. A breach of any of these limitations could result in an event of default under our debt obligations. Our ability to comply with these limitations may be affected by events beyond our control. See "FINANCING OF THE MERGER." As stated above, our obligations to our creditors take priority over our obligations to holders of our Series A-1 Preferred Stock.

AFTER THE MERGER, WE WILL BE CONTROLLED BY A SMALL NUMBER OF STOCKHOLDERS.

    Upon completion of the merger, it is expected that Bruckmann, Rosser, Sherrill & Co., L.P., Citicorp Venture Capital Ltd. and certain of their affiliates together with certain of our affiliates collectively will own the following percentages of the common and preferred stock of the surviving corporation in the merger:

                                                                                               PERCENTAGE OWNERSHIP
                                                                                              -----------------------
Series A-1 Preferred Stock..................................................................              41.6%
Series A-2 Preferred Stock..................................................................               100%
Series B Preferred Stock....................................................................               100%
Series C Preferred Stock....................................................................               100%
Common Stock................................................................................               100%

    Accordingly, such persons will have the power to elect a majority of our directors and appoint new management. They will also have the power to approve any action requiring the approval of the holders of any class of capital stock other than Series A-1 Preferred Stock. Such actions include the adoption of most amendments to the Certificate of Incorporation and the approval of mergers or sales of substantially all of our assets. The directors will have the authority to make decisions affecting our capital structure, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends. We have no intent to issue more capital stock senior to the Series A-1 Preferred Stock. While we cannot assure that we will not issue such stock in the future, any such issuance will require the approval of the holders of a majority of the outstanding shares of Series A-1 Preferred Stock. CORT has no present intent to engage in any transaction that would eliminate our Series A-1 Preferred Stock issued in connection with the merger to our existing stockholders. However, we cannot assure that such a transaction will not occur in the future.

    In addition, our controlling stockholders may make it more difficult for a third party to acquire, or may discourage a third party from seeking to acquire, a majority of our outstanding equity securities. A third party must negotiate any such transaction with such stockholders. The interests of such stockholders may be different from the interests of other stockholders.

    WE WILL DELIST OUR COMMON STOCK FROM THE NYSE AND THERE IS UNCERTAINTY REGARDING THE LIQUIDITY AND MARKET PRICE FOR THE SERIES A-1 PREFERRED STOCK YOU WILL BE ENTITLED TO RECEIVE IN CONNECTION WITH THE MERGER.

    After the merger, our common stock will be delisted from the New York Stock Exchange. The Series A-1 Preferred Stock you will be entitled to receive in connection with the merger will not be listed on any securities exchange nor quoted on the NASDAQ. Thus, we cannot assure that any trading market will exist for shares of our Series A-1 Preferred Stock after the merger.

    Shares of the Series A-1 Preferred Stock held by you will trade, if at all, only in the over-the-counter market. At present, the National Association of Securities Dealers, Inc. periodically publishes prices regarding trades in thinly-traded securities in the "pink sheets." However, there is no assurance that such publication will continue. In any case, quotes for shares of our Series A-1 Preferred Stock may not be readily available.

    Although the stated value of the Series A-1 Preferred Stock you will be entitled to receive in connection with the merger is set at its liquidation preference of $2.50 per share, the valuation of the Series A-1 Preferred Stock is subject to uncertainties and contingencies. The stated value of the Series A-1

Preferred Stock and the amounts at which the Series A-1 Preferred Stock are reflected in the pro forma financial information contained herein do not necessarily reflect the prices at which they will actually trade at or after the time of their issuance. You should expect the liquidity of and the market prices for the Series A-1 Preferred Stock to vary with (i) changes in market and economic conditions; (ii) our and our subsidiaries' financial condition and prospects; and (iii) other factors that generally influence the market prices of securities. In addition, the Series A-1 Preferred Stock may trade at prices that do not fully reflect the value of accrued but undeclared dividends. See "SPECIAL FACTORS."

    OUR OTHER LIABILITIES AND OBLIGATIONS ARE SENIOR IN RIGHT OF PAYMENT TO THE SERIES A-1 PREFERRED STOCK YOU WILL BE ENTITLED TO RECEIVE IN CONNECTION WITH THE MERGER.

    The Series A-1 Preferred Stock will rank junior to indebtedness under our new credit facility, our new senior subordinated notes, and all of our other indebtedness. The Series A-1 Preferred Stock will rank PARI PASSU with each other series of the Series A Preferred Stock and will have a liquidation priority over any other series or class of equity securities of the surviving corporation (except any senior preferred approved by holders of Series A Preferred Stock). However, the Series A-1 Preferred Stock will rank junior to payments of up to $4.0 million in respect of our Series B-2 Preferred Stock and up to $1.0 million per year in respect of our Series C-2 Preferred Stock.

YOUR SERIES A-1 PREFERRED STOCK WILL HAVE LIMITED VOTING RIGHTS.

    As holders of Series A-1 Preferred Stock, you will have limited voting rights. You will have the right to vote only

    (i) as required by law;

    (ii) with respect to the authorization of any series of our stock with a dividend or liquidation preference senior to Series A-1 Preferred Stock;

   (iii) with respect to any change to the terms of the Series A-1 Preferred Stock; and

    (iv) if cash dividends are in arrears for four quarterly periods (whether or not consecutive) beginning on or after the fifth anniversary of the date of issuance of the Series A-1 Preferred Stock, the holders of a majority of the outstanding shares of Series A-1 Preferred Stock voting as a class will be entitled to elect one of our directors. SEE "DESCRIPTION OF CAPITAL STOCK AFTER THE MERGER."

    OUR BOARD, DELAWARE LAW AND OUR DEBT OBLIGATIONS MAY IMPOSE LIMITATIONS ON OUR ABILITY TO PAY DIVIDENDS ON THE SERIES A-1 PREFERRED STOCK YOU WILL BE ENTITLED TO RECEIVE IN CONNECTION WITH THE MERGER.

    The Series A-1 Preferred Stock you will be entitled to receive in connection with the merger will accrue dividends at the annual rate of $.30 per share. However, the declaration and payment of cash dividends will be subject to the Board of Directors' discretion. See "DESCRIPTION OF CAPITAL STOCK AFTER THE MERGER." Our Board's ability to declare and pay dividends will depend upon the financial condition, cash requirements, future prospects, and other factors deemed relevant by our Board of Directors. The terms of any financing arrangements which we may enter into in connection with the merger or thereafter may also limit our Board of Directors' ability to declare and pay dividends. See "FINANCING OF THE MERGER."

    Under Delaware law, we may pay dividends on our capital stock, including the Series A-1 Preferred Stock you will be entitled to receive in connection with the merger, only out of our surplus. If we have no surplus, we may pay dividends out of our net profits for the year in which a dividend is declared or for the immediately preceding fiscal year. Surplus is defined as the excess of a company's total assets over the sum of its total liabilities plus the par value of its outstanding capital stock. In order to pay dividends in cash, we must have surplus or net profits equal to the full amount of the cash dividend at the time such dividend is declared and paid. In determining our ability to pay dividends, Delaware law permits the Board of Directors to revalue our assets and liabilities from time to time to reflect their fair market values. We cannot predict what the value of our assets or the amount of our liabilities will be in the future. Thus, we cannot assure that we will be able to pay cash dividends on the Series A-1 Preferred Stock. See "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS." Even if we are able to pay cash dividends on the Series A-1 Preferred Stock you will hold after the merger, the declaration and payment of such dividends will remain subject to the discretion of the Board of Directors. We cannot assure that the Board of Directors will declare and pay cash dividends in respect of any given dividend payment period. In any event, following the fifth anniversary of the date of issuance of the Series A-1 Preferred Stock you will be entitled to receive in connection with the merger, if cash dividends are in arrears for four quarterly periods (whether or not consecutive), the holders of a majority of the outstanding shares of Series A-1 Preferred Stock voting as a class will be entitled to elect one of our directors.

    AFTER THE MERGER, IT IS POSSIBLE THAT WE WILL NO LONGER FILE REPORTS WITH THE SECURITIES AND EXCHANGE COMMISSION.

    After the merger occurs, we may not, depending upon the number of holders of our Series A-1 Preferred Stock, be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. As a result, the information available to stockholders regarding our financial condition could be reduced, which could have a material adverse effect on the value of the Series A-1 Preferred Stock you will be entitled to receive in connection with the merger. We anticipate that the terms of our indebtedness may require us to file periodic reports under the Exchange Act. However, such securities may be repaid after the merger occurs and our obligation to file periodic reports under the Exchange Act in respect of such securities may end.

OUR BUSINESS IS IN A HIGHLY COMPETITIVE INDUSTRY.

    The "rent-to-rent" segment of the furniture rental industry is highly competitive. Our principal competitors are national, regional and local "rent-to-rent" furniture companies and retailers offering residential and office furniture. With respect to sales of furniture through our clearance centers, we compete with many used and new furniture retailers. Some of these retailers are larger than us and have greater financial resources.

    WE CANNOT ASSURE THAT WE WILL BE ABLE TO IMPLEMENT KEY COMPONENTS OF OUR BUSINESS STRATEGY.

    Key components of our business strategy are:

    - growth by acquiring companies in similar lines of business;

    - initiation of operations in new markets and the addition of showrooms and clearance centers in existing markets;

    - expansion of our corporate customer base; and

    - continued investment in the development of new products and services.

    We cannot assure that we will have the necessary funds to pursue these strategies or that other opportunities will be available in the future. In order to pursue these strategies, we may need more capital and certain federal and/or state regulatory approvals. To raise more capital, we may undertake more debt. More debt would result in more leverage and reduced working capital. Also, we expect that the terms of our debt financing after the merger will restrict the issuances of more debt. We cannot assure that we will be able to get the necessary approvals or such financing on acceptable terms, if at all. This could have a material adverse effect on our ability to implement our strategies and capitalize on profitable opportunities.

WE DEPEND ON KEY PERSONNEL.

    The success of our business strategy and our ability to operate profitably may depend on the continued employment of our senior management team. The loss of the services of certain of our key executives could have a material adverse effect on us. We cannot assure you that in the future we will be able to retain our existing senior management, attract additional qualified executives or fill new senior management positions or vacancies created by expansion or turnover.

                                  INTRODUCTION

    This Proxy Statement/Prospectus is being furnished to the Stockholders in connection with the solicitation by the Board of Directors of proxies from the holders of our voting common stock for use at the Special Meeting to be held at
            Fairfax, Virginia 22033, on       , 1999, at   .m., eastern time,
and at any adjournments or postponements thereof. This Proxy Statement/Prospectus, the attached Notice of Special Meeting and the enclosed
form of proxy are first being mailed to the Stockholders on or about       ,
1999.

    CORT's principal executive offices are located at 4401 Fair Lakes Court, Suite 300, Fairfax, Virginia 22033. Its telephone number is (703) 968-8524.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

    At the Special Meeting, the holders of our voting common stock will be asked to consider and vote upon a proposal to adopt a merger agreement dated March 25, 1999 by and among CBF Holding LLC ("CBF"), CBF Mergerco Inc. ("CBF Sub") and CORT (the "Merger Agreement"). If the requisite votes in favor of the proposal are obtained and certain other conditions are satisfied or, where permissible, waived, the terms of the Merger Agreement provide, among other things, that: (i) CBF Sub will be merged with and into CORT (the "Merger") and (ii) each share of the Company's Common Stock, par value $.01 per share, and Class B Common Stock, par value $.01 per share (collectively, the "Shares"), that is issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than Shares held at the Effective Time in CORT's treasury or by any subsidiary of CORT, which will be canceled without payment, other than Retained Shares (as defined in the Merger Agreement) and other than Shares in respect of which appraisal rights are perfected properly under Delaware law) will be converted into the right to receive per Share consideration of $24.00 in cash, without interest, and one share of Series A-1 Preferred Stock with an initial liquidation preference of $2.50 (the "Series A-1 Preferred Stock"). It is currently anticipated that the Merger will occur as promptly as practicable after adoption of the Merger Agreement by the holders of our voting common stock at the Special Meeting and the satisfaction or, where permissible, waiver of the other conditions to the consummation of the Merger. There can be no assurance that, even if the requisite Stockholder approval is obtained, the other conditions to the Merger will be satisfied or waived, or that the Merger will be consummated. See "SPECIAL FACTORS--Risk that the Merger Will Not Be Consummated." A copy of the Merger Agreement is attached to this Proxy Statement/Prospectus as Annex A. For additional information concerning the terms and conditions of the Merger, see "THE MERGER."

    CBF and CBF Sub are newly formed entities organized by Bruckmann, Rosser, Sherrill & Co., L.P. ("BRS") for the purpose of effecting the transaction described in this Proxy Statement/Prospectus and are more fully described in "CERTAIN INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES". Prior to the Effective Time of the Merger, CBF is expected to be owned entirely by BRS.

    The Board of Directors unanimously approved the Merger Agreement and declared its advisability, has determined that the Merger is fair to, and in the best interests of, all of the Stockholders, including the

Affiliated Stockholders and their affiliates and associates and recommends that the holders of our voting common stock vote in favor of adoption of the Merger Agreement and thereby approve the consummation of the Merger. For a discussion of the factors considered by the Board of Directors in reaching it conclusions, see "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors." For a description of certain interests of certain of CORT's directors and officers that may have presented them with actual or potential conflicts of interest in connection with the Merger, see "SPECIAL FACTORS--Background of the Merger," "--Purpose of the Merger" and "--Interests of Certain Persons in the Merger; Conflicts of Interest."

VOTING AT THE SPECIAL MEETING

    The Board of Directors has fixed the close of business on       , 1999, as
the "Record Date" for determining the Stockholders entitled to notice of, and the holders of voting common stock entitled to vote at, the Special Meeting. Accordingly, only holders of record of Shares as of the Record Date will be entitled to notice of and to vote their voting Shares at, the Special Meeting.
On the Record Date, there were   voting Shares, held by approximately   holders
of record, outstanding and entitled to vote. Stockholders may cast one vote per voting Share, either in person or by properly executed proxy, on each matter to be voted on at the Special Meeting.

    Under the provisions of the DGCL, the affirmative vote of at least a majority of the votes that all holders of voting common stock are entitled to cast with respect to the Merger Agreement is required to adopt the Merger Agreement. In addition to the requirements under Delaware law, the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding shares of voting common stock that are held by Stockholders other than the Affiliated Stockholders and their affiliates and associates (the "Unaffiliated Stockholders") to adopt the Merger Agreement. The presence of a majority of the Shares entitled to vote, represented in person or by proxy, is necessary to constitute a quorum at the Special Meeting. As of the Record Date, the Affiliated Stockholders may be deemed to have beneficially owned an aggregate of voting Shares, constituting approximately % of the voting Shares outstanding on such date. See "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND DIRECTORS AND OFFICERS."

    In the event that less than a majority of the outstanding voting Shares owned by Unaffiliated Stockholders are voted for adoption of the Merger Agreement and there are Unaffiliated Stockholders who did not deliver a proxy or otherwise vote at the Special Meeting and whose voting Shares, if voted in favor of the adoption of the Merger Agreement, would cause such requisite majority vote to be obtained, it is expected that the Special Meeting will be adjourned and additional proxies from those Unaffiliated Stockholders who have not previously delivered a proxy or otherwise voted at the Special Meeting will be solicited until such time as a definitive vote is obtained.

    As of the Record Date, Unaffiliated Stockholders hold   voting Shares, the
affirmative vote of       of such voting Shares is required to adopt the Merger
Agreement. This special voting requirement has the effect of neutralizing the ability of the Affiliated Stockholders that otherwise would exist (but for the provisions of the Merger Agreement) to effectively control the outcome of the vote through their ownership of a large percentage of voting Shares. The Unaffiliated Stockholders who hold a majority of the outstanding voting Shares held by Unaffiliated Stockholders will have the power to decide whether or not to adopt the Merger Agreement. See "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF" and "THE MERGER--Stockholder Adoption of the Merger Agreement."

    Votes cast in person or by proxy at the Special Meeting will be tabulated by American Stock Trust & Transfer Co. (the "Transfer Agent"), which will determine whether a quorum is present. The Transfer Agent will treat abstentions as voting Shares that are present and entitled to vote. However, such abstentions will have the effect of a vote against the adoption of the Merger Agreement. In addition, if a broker submits a proxy indicating that it does not have discretionary authority as to certain voting Shares to vote on a particular matter, those voting Shares will nonetheless be treated as present for purposes of determining whether a quorum is present at the Special Meeting, but will have the effect of a vote against the adoption of the Merger Agreement.

    THE MERGER INVOLVES A MATTER OF GREAT IMPORTANCE TO THE COMPANY'S STOCKHOLDERS. IF THE MERGER AGREEMENT IS ADOPTED AND THE MERGER IS CONSUMMATED, EACH SHARE OF THE COMPANY'S COMMON STOCK (OTHER THAN (I) THOSE HELD IN THE COMPANY'S TREASURY OR BY ANY SUBSIDIARY OF THE COMPANY, (II) RETAINED SHARES AS DEFINED IN THE MERGER AGREEMENT AND (III) THOSE AS TO WHICH APPRAISAL RIGHTS ARE PROPERLY PERFECTED UNDER DELAWARE LAW) WILL BE CONVERTED INTO THE RIGHT TO RECEIVE $24.00 IN CASH AND ONE SHARE OF SERIES A-1 PREFERRED STOCK OF THE COMPANY AS THE SURVIVING CORPORATION, AND THE STOCKHOLDERS' COMMON EQUITY INTEREST IN THE COMPANY (OTHER THAN THE ONGOING INTEREST OF THE AFFILIATED STOCKHOLDERS IN THE SURVIVING CORPORATION) WILL CEASE. ACCORDINGLY, STOCKHOLDERS ARE URGED TO READ AND CONSIDER CAREFULLY THE INFORMATION SUMMARIZED BELOW AND PRESENTED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS.

PROXIES

    All voting Shares represented at the Special Meeting by properly executed proxies received prior to or at the Special Meeting, and not revoked before their use, will be voted in accordance with the instructions thereon. If no instructions are given, properly executed proxies will be voted FOR adoption of the Merger Agreement. If any other matters are properly presented to the Special Meeting or any adjournments or postponements thereof, the persons named in the enclosed form of proxy as acting thereunder will have discretion to vote on such matters in accordance with their best judgment. The Company does not know of any matters other than the adoption of the Merger Agreement that will be presented at the Special Meeting.

    A Stockholder who has given a proxy may revoke it at any time before it is voted at the Special Meeting, or any postponements or adjournments thereof, by filing with the Secretary of the Company, at the address of the Company set forth on the first page of this Proxy Statement/Prospectus, a written revocation bearing a later date than the proxy being revoked, or by submission of a validly executed proxy bearing a later date than the proxy being revoked, or by attending the Special Meeting, or any postponements or adjournments thereof, and voting in person (although attendance at the Special Meeting, or any postponements or adjournments thereof, will not in and of itself constitute revocation of a proxy).

    In the event that less than a majority of the outstanding voting Shares owned by Unaffiliated Stockholders are voted for the adoption of the Merger Agreement and there are Unaffiliated Stockholders who did not deliver a proxy or otherwise vote at the Special Meeting and whose voting Shares, if voted in favor of adoption of the Merger Agreement, would cause such requisite majority vote to be obtained, it is expected that the Special Meeting will be adjourned and additional proxies from those Unaffiliated Stockholders who have not previously delivered a proxy or otherwise voted at the Special Meeting will be solicited until such time as a definitive vote is obtained. Adjournment of the Special Meeting is expected under such circumstances because the Affiliated Stockholders have indicated to the Company that, in the event that less than a majority of the voting Shares owned by Unaffiliated Stockholders are voted for adoption of the Merger Agreement and there are Unaffiliated Stockholders who did not deliver a proxy or otherwise vote at the Special Meeting and whose voting Shares, if voted in favor of adoption of the Merger Agreement, would cause such requisite majority vote to be obtained, they would vote for adjournment of the Special Meeting. If the Special Meeting is postponed or adjourned, a Stockholder who has given a proxy may revoke it any time before it is voted at any postponement or adjournment of the Special Meeting in the manner set forth above.

    Proxies are being solicited by and on behalf of the Board of Directors. The Company will bear the cost of the Special Meeting and the cost of soliciting proxies therefor, including the cost of printing and mailing the proxy material. In addition to the solicitation of proxies by mail, the Company may utilize the services of some of its directors, officers and regular employees (who will receive no compensation therefor in addition to their regular remuneration) to solicit proxies personally or by telephone, telegram or other form of wire or facsimile communication. The Company intends to request brokers and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of Shares held of record by such persons. The Company will reimburse such brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in connection therewith.

    In connection with the Merger, the Stockholders have the right to exercise appraisal rights if they (i) do not vote for the adoption of the Merger Agreement, (ii) deliver a written demand for appraisal to the Company prior to the taking of a vote on the Merger Agreement, and (iii) otherwise comply with the requirements of Section 262 of the DGCL, a copy of which is included in this Proxy Statement/Prospectus as Annex C. See "APPRAISAL RIGHTS" for a summary of the rights of Stockholders to demand appraisal and a description of the procedure required to be followed to exercise such rights.

                                SPECIAL FACTORS

BACKGROUND OF THE MERGER

    On November 17, 1995, CORT completed its initial public offering of 3,076,923 Shares at an initial price to the public of $12.00 per Share. The Shares traded between a high price of $48 per Share on April 1, 1998 and a low price of $13 1/4 per Share on November 17, 1995 during the period beginning with the initial public offering and ending on the day before the announcement of the proposed Merger.

    From time to time after CORT's initial public offering, representatives of CORT spoke informally with Salomon Smith Barney regarding identification of potential strategic partners for CORT. However, CORT did not believe that a strategic alliance with any of the candidates identified by Salomon Smith Barney was appropriate at the time and did not pursue these informal discussions any further.

    At various times beginning in the second half of 1998, the Board of Directors of CORT discussed the desirability of pursuing alternatives for the Company to increase Stockholder value. Among the factors that the Board discussed in this context were: (i) that the growth rate of revenue in CORT's core business was declining; (ii) that the trading market for CORT's common stock had remained relatively illiquid; and (iii) that conditions in the mergers and acquisitions market generally were favorable.

    In November of 1998, representatives of CORT met with representatives of J.
P. Morgan to discuss the process that would be appropriate to follow if CORT were to determine that it was in the best interest of the Stockholders to combine with or sell to another entity. After several discussions, J. P. Morgan indicated that the most likely acquirer for CORT was Aaron Rents, Inc. ("Aaron"). CORT determined that it was unnecessary to engage J. P. Morgan to discuss an acquisition with Aaron because Mr. Paul Arnold, Chief Executive Officer and President of CORT, had a long-standing professional relationship with R. Charles Loudermilk, Sr., Chief Executive Officer and Chairman of Aaron, and in the past Mr. Arnold had held various informal discussions concerning the potential combination of CORT and Aaron.

    At regular meetings of the Board of Directors held in October and December, 1998, the Board discussed the decline in the trading prices of CORT's stock and considered alternatives available to improve these trading prices. At the time of these discussions, Bruce C. Bruckmann, a director of CORT and a principal of BRS, indicated to officers of the Company that, depending on several factors which included the conditions of capital markets and the support of management and the Company's stockholders, BRS might be willing to pursue a recapitalization transaction that would give Stockholders an opportunity to receive a cash price for their shares at a premium to market.

    In December of 1998, Mr. Arnold met with representatives of Aaron for a preliminary discussion of a potential combination of CORT and Aaron. The representatives of Aaron indicated that it considered any potential combination to be a "merger of equals," and that Aaron did not intend to pay any premium over the then current trading price ($24 15/16 per share) for CORT's stock. During conversations between Mr. Arnold and employees of CVC, such employees indicated that CVC was not interested in participating in a transaction with a third party unless such transaction would deliver a substantial premium over the current market price. Shortly thereafter, discussions with Aaron regarding a potential combination were terminated.

    On December 16, 1998, Messrs. Arnold, Bruckmann, James A. Urry, a Board member who is an employee of CVC, and Ms. Frances Ann Ziemniak, Chief Financial Officer of the Company, met with representatives of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to discuss capital market conditions and what type of recapitalization transaction could be structured and financed in such an environment. The representatives of DLJ indicated that markets were strong and such a transaction could likely be financed through a variety of different structures.

    On February 9, 1999, Mr. Bruckmann and Mr. Arnold discussed the possibility of the Company entering into a recapitalization transaction with BRS in order to, among other things, deliver to Stockholders a substantial premium over the then current trading price of the Company's common stock. During such conversation, Mr. Arnold indicated to Mr. Bruckmann his belief that members of the Company's management might, depending on certain factors, support such a transaction. Mr. Bruckmann indicated to Mr. Arnold that, given the support of management, BRS would be interested in investigating the viability of such a transaction.

    On February 16, 1999, Messrs. Bruckmann and Urry again met with representatives from DLJ to receive an update on capital market conditions and to get a better understanding of how a recapitalization transaction involving the Company would be structured. The representatives of DLJ described several transactions that they believed could be financed in the then current financial environment. To the Company's knowledge, neither the December 16th discussion between the Company and DLJ nor the February 16th discussion resulted in any contacts with third parties.

    On March 3, 1999, a Special Meeting of the Board of Directors was held via conference call. Representatives of the Company's special counsel, Dechert Price & Rhoads ("Dechert"), were invited to participate in this meeting. At this meeting, Mr. Bruckmann informed the Board that BRS was considering making an offer for a recapitalization of the Company in a transaction in which holders of the Company's stock would receive a price of between $22 to $23 per Share, conditioned on the favorable vote of the holders of a majority of the Company's voting stock who were not participants in the proposed transaction or affiliates of such participants. In the course of this meeting, Mr. Arnold and Mr. Charles Egan, Chairman of the Company, indicated that they would support such a transaction with BRS, depending on the ultimate structure of the transaction and intended to be equity participants with BRS in the recapitalization transaction. Mr. Urry and Michael A. Delaney, a Board member who is an employee of CVC, stated that, although CVC supported the idea of having BRS and management explore the possibility of a recapitalization transaction, CVC had not made any decision as to whether it would be an equity participant with BRS in such a transaction, if proposed, or whether it would ultimately support such a transaction as a stockholder of CORT. Keith E. Alessi and Gregory B. Maffei stated that they had not been approached and did not intend to be investors or participants in a recapitalization transaction. Messrs. Urry and Delaney also indicated that they would not vote, as directors, in favor of any recapitalization transaction that was not supported by Messrs. Alessi and Maffei. After a general discussion, it was decided that all directors other than Messrs. Alessi and Maffei would recuse themselves from the meeting and that the meeting would continue with the representatives of Dechert to discuss procedures to be followed in responding to any such proposal, including the selection and engagement of an investment banking firm to advise with respect to a recapitalization proposal if formally made.

    Following the March 3 meeting, Messrs. Alessi and Maffei determined that they would interview representatives of SunTrust Equitable Securities ("STES") regarding its possible engagement as investment adviser. STES and its predecessor firm, Equitable Securities Corporation, had provided research coverage for the Company's common stock since August, 1996. Messrs. Alessi and Maffei also considered interviewing representatives of the two other investment banking firms that have, at various times, provided research coverage for CORT's stock, but concluded not to interview those firms because one of them (Salomon Smith Barney) is now an affiliate of CVC and the other (Nationsbanc Montgomery Securities, L.L.C.) is now an affiliate of Bank of America Corporation and Mr. Bruckmann had indicated that Bank of America Corporation would be a possible participant in the senior financing for any proposed recapitalization transaction.

    Between March 4 and March 11, Messrs. Alessi and Maffei and representatives of Dechert had numerous discussions with representatives of STES regarding the potential engagement of STES by the Company. These discussions included STES' qualifications and experience in similar transactions, its familiarity with the rental industry and its proposed staffing and fee structure for the engagement.

    On March 8, Kirkland & Ellis ("Kirkland"), special counsel to BRS, delivered a draft merger agreement to Dechert and Messrs. Alessi and Maffei. Also during that week, the terms of a proposed confidentiality and standstill agreement between CORT and BRS (the "Confidentiality Agreement") were negotiated and representatives of Dechert discussed with Messrs. Alessi and Maffei the principal issues raised by the draft merger agreement that had been presented to them.

    On March 12, a special meeting of the Board of Directors was held via conference call (Mr. Delaney was absent). Messrs. Alessi and Maffei informed the Board that they recommended the engagement of STES. The Board approved such engagement and delegated to Messrs. Alessi and Maffei the authority to conclude the final terms. The Board then, at the suggestion of the Company's Compensation Committee, considered the desirability of entering into "change of control" agreements with certain members of the Company's senior management. After discussion, it was decided that Messrs. Alessi and Maffei would have additional discussions with representatives of Dechert regarding appropriate provisions for such agreements.

    On March 12, terms of the engagement of STES were finalized and representatives of STES began their due diligence investigation of the Company. This continued through March 22, 1999 and included meetings with Mr. Arnold and Ms. Ziemniak at the Company's headquarters in Fairfax, Virginia.

    On March 15, representatives of Dechert and Kirkland commenced negotiations with respect to the terms of the draft merger agreement. Substantial changes were made to the draft merger agreement as a result of such negotiations, including the elimination of certain representations and warranties of the Company, the elimination of certain conditions to BRS' obligation to consummate the transaction and the inclusion of a provision specifically allowing Messrs. Alessi and Maffei to require the Company to furnish information to, or enter into discussions or negotiations with, any person in connection with an unsolicited, bona fide acquisition proposal by such person, provided that such person had entered into a standstill and confidentiality agreement with the Company on terms no less favorable to the Company than those contained in the Confidentiality Agreement. On behalf of the Company, Dechert requested, among other things, to: (1) eliminate provisions in the draft merger agreement for a termination or "break up" fee equal to 2.5% of the proposed merger consideration to be paid by the Company to BRS under certain circumstances in the event that the merger was not consummated; (2) modify a provision in the draft providing for expenses of BRS in connection with the merger to be reimbursed if the merger was not consummated; (3) condition consummation of the merger on the receipt by the Board of Directors of an opinion (a "Solvency Opinion"), rendered by a firm experienced in such matters, substantially to the effect that the surviving corporation would be solvent following consummation of the merger; (4) require BRS to make additional payments to the Company's stockholders if the Company was sold or engaged in any public offering of its common stock within two years after the merger was consummated; (5) eliminate provisions in the draft conditioning BRS' obligation to consummate the merger on the availability of recapitalization accounting for the transaction and on the absence of any material adverse change in capital markets generally; and (6) require BRS to deliver, prior to execution of the merger agreement, definitive commitment letters for all of the debt and equity financing required to consummate the proposed transaction. On behalf of BRS, Kirkland refused these requests.

    On March 17, the Board of Directors met via conference call. Representatives of STES and Dechert participated in such meeting. At this meeting, Mr. Arnold reviewed the history of the Company's prior contacts with third parties and investment banking firms regarding a possible sale of the Company. Representatives of Dechert reviewed with the Board the legal standards applicable to their conduct and reported to the Board generally on the status of negotiations regarding the draft merger agreement. Representatives of STES reviewed for the Board what due diligence investigations had been completed and what remained to be done. They also discussed generally the methodologies that they expected to use to analyze the fairness, from a financial point of view, of any price proposed to be paid in a transaction, but they did not provide any quantitative analysis of prices or valuations. In the course of this meeting,

Messrs. Urry and Delaney advised the Board that CVC had not reached any conclusion as to whether it would be a participant with BRS in any proposed recapitalization transaction, but that CVC had decided that if it did not so participate, it would not be interested in selling its equity interest in the Company other than for a price that it believed was not realistically obtainable. In the course of this meeting, Mr. Urry, as Chairman of the Compensation Committee, also reported on proposed terms of "change of control" agreements for senior management, and these terms were generally discussed and were approved by the Board. Following these presentations, all of the directors except for Messrs. Alessi and Maffei were excused, and Messrs. Alessi and Maffei continued discussions with representatives of STES and Dechert. In the course of these discussions, it was decided that Mr. Maffei would request certain additional information from Mr. Bruckmann regarding the contemplated terms of the proposed transaction, the proposed capital structure and amount of equity, and the status of financing to complete the transaction. It was also decided that Messrs. Alessi and Maffei would meet again with representatives of STES on March 19 to review preliminary valuation materials.

    On Friday, March 19, representatives of STES reviewed preliminary valuation materials with Messrs. Alessi and Maffei and representatives of Dechert. These materials included preliminary analyses of comparable public company multiples, comparable industry transactions, a discounted cash flow analysis, a leveraged buyout analysis and analyses of premiums paid in acquisition transactions. Representatives of STES indicated that they planned to continue work on these analyses over the weekend and it was decided to arrange an in-person meeting with Mr. Bruckmann on the following Tuesday, March 23, in New York.

    Following the March 19 meeting, Mr. Bruckmann informed Mr. Maffei that BRS intended to offer consideration consisting of $21 in cash and $2 liquidation amount of a newly-created series of preferred stock of the recapitalized company that would have a dividend rate of 12% per annum payable in cash after the fifth anniversary of the merger. Mr. Bruckmann also provided some general information regarding capital structure and financing.

    Between March 17 and March 22, representatives of Dechert and Kirkland had numerous discussions concerning the draft merger agreement. During the course of these discussions, it was agreed that: (1) the availability of recapitalization accounting as a condition to BRS' obligation to consummate the transaction would be eliminated; and (2) the receipt of a Solvency Opinion as a condition to the Company's obligation to consummate the transaction would be eliminated. It was also agreed that prior to signing the definitive merger agreement, BRS would provide executed commitment letters for all of the equity required for the transaction, although Kirkland, on behalf of BRS, continued to reject a request for signed commitment or highly confident letters covering the debt portion of the financing.

    On March 23, Messrs. Alessi and Maffei met with representatives of STES and Dechert in Dechert's offices in New York. Mr. Bruckmann initially joined this meeting and described in detail BRS' proposed capital structure for the transaction. Mr. Bruckmann then retired to an adjoining conference room where he remained with another representative of BRS. Representatives of STES reviewed the results of their analyses in detail with Messrs. Alessi and Maffei and representatives of Dechert. STES was not requested to, and did not, express any opinion as to the fairness, from a financial point of view, of the consideration suggested by Mr. Bruckmann, nor did STES indicate any minimum price per share at which it would be prepared to opine that an offer would be fair from a financial point of view to the Company's stockholders. Following this presentation, there was a discussion of tactics and alternatives at the conclusion of which Messrs. Alessi and Maffei decided to inform Mr. Bruckmann that, in their opinion, his offer of $21 in cash and $2 liquidation value in preferred stock was insufficient and that they would not recommend it to the Board.

    Messrs. Alessi and Maffei then met with Mr. Bruckmann and the other BRS representatives and informed them of their conclusion. Mr. Bruckmann replied that he believed his initial offer was fair but that he would be willing to consider increasing his per share offer to $21.25 in cash and $2.25 liquidation value in preferred stock if Messrs. Alessi and Maffei would support that proposal. Messrs. Alessi and Maffei replied that they would not. Messrs. Alessi and Maffei then conferred again with representatives of STES and Dechert and determined that they would inform Mr. Bruckmann that they would support a per share offer of $27 in cash.

    Messrs. Alessi and Maffei then met again with Mr. Bruckmann and informed him that they would support a per share offer of $27 in cash. Mr. Bruckmann indicated that he would not under any circumstances be prepared to make such an offer. After extensive discussion, Mr. Bruckmann indicated that he would be willing to increase the BRS offer to $23 per share in cash. Messrs. Alessi and Maffei replied that they would not support such an offer, but, subject to further discussion with representatives of STES, they would be prepared to support an all cash price of $26 per share. Mr. Bruckmann responded that he did not have authority from his partners at BRS to accept a price that high and suggested that further negotiations be postponed until after he could confer with his partners.

    Messrs. Alessi and Maffei then conferred again with representatives of STES and Dechert and discussed alternatives, including the alternative of accepting a lower cash offer combined with a distribution to CORT's stockholders of CORT's equity investment in All Apartments, Inc. (now known as SpringStreet, Inc.). SpringStreet, Inc. is an internet-based apartment locator service in which CORT has invested approximately $3.3 million.

    After this, Messrs. Alessi and Maffei rejoined Mr. Bruckmann who had conferred with his partners. Mr. Bruckmann stated that he would be prepared to increase his per share offer to $24 in cash and $1 liquidation value in preferred stock. Messrs. Alessi and Maffei responded that they would support an offer of $24 in cash, $3 liquidation value in preferred stock and the distribution of CORT's investment in All Apartments pro rata to the stockholders. Mr. Bruckmann stated that he was unwilling to make that offer.

    Messrs. Alessi and Maffei next met again separately with representatives of STES and Dechert. Messrs. Alessi and Maffei concluded on the basis of their negotiations that Mr. Bruckmann might be willing to increase BRS' per share offer to $24 in cash and $2.50 liquidation value in preferred stock if Messrs. Alessi and Maffei could indicate their support for such an offer, but that BRS would likely not be willing to make any offer higher than that. In the course of these discussions, representatives of STES indicated that, if asked, they believed that they would be able to opine that per share consideration of $24 in cash plus $2.50 liquidation value in preferred stock would be fair, from a financial point of view, to the Company's stockholders (other than those participating as acquirers in the transaction as to which they would offer no opinion). Messrs. Alessi and Maffei determined that this would be their final proposal to Mr. Bruckmann and would be presented to him as such and be conditioned upon satisfactory resolution of the remaining open issues related to the draft merger agreement and the preferred stock terms.

    Messrs. Alessi and Maffei then met with Mr. Bruckmann and communicated this final proposal to him. After conferring with his partners, Mr. Bruckmann advised Messrs. Alessi and Maffei that he would accept this offer but that his acceptance was likewise subject to satisfactory resolution of all non-price open issues. Mr. Bruckmann indicated that he would instruct Kirkland to recommence discussion of the draft merger agreement immediately. The parties determined that it would be appropriate to schedule a Board of Directors meeting for 3:30 p.m. on March 25 to consider the proposed transaction.

    During the night of March 23, 1999 and throughout March 24, 1999, representatives of Dechert and Kirkland continued negotiations over the draft merger agreement and preferred stock terms and conferred with their clients regarding the resolution of open items. In connection with discussions of the terms of the newly-created preferred stock proposed to be included in the merger consideration, a number of issues were left unresolved, including: (1) whether the holders of the preferred stock would be entitled to elect any directors of the Company if the Company failed to pay cash dividends when required; (2) whether the

Company's obligation to pay dividends on the preferred stock would be subject to any covenants contained in the Company's financing agreements with its senior lenders; and (3) whether the Company would have the option to convert such preferred stock into a debt instrument without first paying in cash all previously accrued but unpaid dividends. Negotiations continued throughout the day on March 25, 1999, and the Board meeting originally scheduled for 3:30 p.m. was postponed until 6:00 p.m. so that open items could be resolved and copies of a final draft merger agreement could be provided to the directors in advance of the meeting.

    In the final negotiations over the merger agreement, the representatives of Dechert and Kirkland agreed on behalf of the Company and BRS, respectively, that: (1) no termination or "break up" fee would be payable under any circumstances; (2) the Company's obligation to reimburse expenses in the event the merger was not consummated would be limited to circumstances in which the Company terminated the merger agreement to pursue an alternative transaction or breached its obligations under certain specified provisions of the agreement;
(3) the acquiring entities would covenant that they would not sell the Company nor engage in a public offering of the Company's stock for one year after the merger was consummated; (4) the acquiring entities' obligations to consummate the merger would be conditioned on the absence of any material adverse change in capital market conditions, but only if such change had a material adverse effect on the syndication of bank credit facilities or consummation of high-yield debt offerings; and (5) BRS would not be required to deliver definitive commitment or highly confident letters for the debt portion of the financing prior to execution of the merger agreement, but the merger agreement would include a provision by which it would terminate automatically unless such commitment or highly confident letters were obtained within 30 days after the execution of the merger agreement. See "--MERGER AGREEMENT." With respect to the preferred stock, it was agreed that: (1) the holders of the preferred stock would be entitled under certain circumstances to elect one director of the Company if the Company fails to pay cash dividends when required; (2) the Company's obligation to pay cash dividends on the preferred stock would be subject to any covenants contained in the Company's financing agreements with its senior lenders; and (3) the Company would not have the option to convert preferred stock into a debt instrument without first paying in cash all previously accrued but unpaid dividends. See "--MERGER AGREEMENT."

    Later on March 25, 1999, the full Board of Directors met with representatives of STES and Dechert to review the proposed final merger agreement. At this meeting, Messrs. Urry and Delaney indicated that CVC had decided that it would participate with BRS in the transaction by retaining a portion of its existing equity in the Company and thereby providing a part of the equity financing in the transaction. After a presentation by STES and the delivery by STES of its oral fairness opinion to the Board of Directors (which was subsequently confirmed in writing), and after a discussion of the terms of the merger agreement and the interests of CVC, BRS and members of the Company's management in the transaction, the Board of Directors voted unanimously to approve the merger agreement and declare its advisability and to recommend that the stockholders vote in favor of adoption of the merger agreement. Immediately following the meeting, the merger agreement was executed.

    On March 26, 1999, CORT made a public announcement of the execution of the definitive merger agreement.

CONTACTS WITH THIRD PARTIES

    From time to time after CORT's initial public offering, and again in November, 1998, representatives of the Company had discussions with investment banking firms regarding the possible sale of the Company or combination of the Company with another entity. These discussions were preliminary and, to the Company's knowledge, none of these discussions resulted in any contacts with third parties. Also, in December, 1998, a representative of the Company met with representatives of Aaron Rents, Inc. and had a preliminary discussion of a potential combination of CORT and Aaron. These discussions were terminated and did not result in any transaction which the Company wished to pursue. See "SPECIAL FACTORS-- Background of the Merger."

    On December 16, 1998, Messrs. Arnold, Bruckmann, and Urry and Ms. Ziemniak met with representatives of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to discuss capital market conditions and what type of recapitalization transaction could be structured and financed in such an environment. The representatives of DLJ indicated that markets were strong and such a transaction could likely be financed through a variety of different structures.

    On February 9, 1999, Mr. Bruckmann and Mr. Arnold discussed the possibility of the Company entering into a recapitalization transaction with BRS in order to, among other things, deliver to Stockholders a substantial premium over the then current trading price of the Company's common stock. During such conversation, Mr. Arnold indicated to Mr. Bruckmann his belief that members of the Company's management might, depending on certain factors, support such a transaction. Mr. Bruckmann indicated to Mr. Arnold that, given the support of management, BRS would be interested in investigating the viability of such a transaction.

    On February 16, 1999, Messrs. Bruckmann and Urry again met with representatives from DLJ to receive an update on capital market conditions and to get a better understanding of how a recapitalization transaction involving the Company would be structured. The representatives of DLJ described several transactions that they believed could be financed in the then current financial environment. To the Company's knowledge, neither the December 16th discussion between the Company and DLJ nor the February 16th discussion resulted in any contacts with third parties.

    Following the announcement of the Merger Agreement, Mr. Arnold received a telephone call on April 14, 1999 from Robert W. Crawford, Chief Executive Officer and sole stockholder of Brook Furniture Rental, Inc. ("Brook"), informing him that Brook, in combination with Fremont Partners ("Fremont"), was going to propose that the Company be recapitalized and combined with Brook in a transaction that Mr. Crawford said would provide stockholders of the Company with consideration of $28 per share in cash. Brook is a privately-held furniture rental company headquartered in Illinois that is believed to be considerably smaller than the Company. Fremont is a San Francisco-based private equity fund. On April 15, 1999, Mr. Arnold received a letter from Fremont confirming Fremont's interest in pursuing the transaction that had been described by Mr. Crawford. The proposal was subject to numerous conditions, including confirmatory due diligence, approval by the Company's board of directors, termination of the Merger Agreement, funding of financing commitments and eligibility for recapitalization accounting treatment. The April 15 letter also appeared to require, as a condition, that CVC agree to participate in the transaction by either retaining a significant equity interest in the Company or effectively selling its entire equity interest in the Company for $28 per share. As required by the Merger Agreement, Mr. Arnold notified CBF of this proposal. Because the Fremont/Brook proposal appeared to be specifically conditioned upon CVC's participation in the transaction, Mr. Arnold separately provided a copy of the April 15 letter to CVC with a request that CVC, as a stockholder, advise the Company whether CVC was willing to participate in the transaction described in the letter.

    On April 16, 1999, Mr. Arnold was advised by CVC that CVC was unwilling to pursue either of the alternatives for participating in the Fremont/Brook transaction that had been described by Mr. Arnold. CVC separately sent copies of Mr. Arnold's April 15 letter and its April 16 response to a representative of Fremont. On April 19, 1999, Mr. Arnold received a letter from Fremont purporting to clarify its earlier proposal. The April 19 letter stated that no separate agreement by CVC to participate in a transaction would be required so long as the transaction could be structured to qualify for recapitalization accounting treatment. The letter suggested that this requirement could be satisfied if all Stockholders received $28 per share for approximately 97% of the shares they held. Mr. Arnold provided a copy of this letter to CVC. CVC subsequently reiterated its position to Mr. Arnold and to Fremont that, whether or not the transaction with CBF was approved by Stockholders, CVC would not support the Fremont/Brook proposal and would take all steps legally available to it to oppose the proposal and to protect its investment in the Company. CVC stated that such steps could include converting CVC's shares of non-voting Company common stock into voting shares so that CVC would then hold approximately 44% of the Company's outstanding voting stock.

    On April 20, 1999, the Board of Directors met by conference call to discuss the Fremont/Brook letters. Representatives of Dechert and STES also participated in this call. The Directors were informed of CVC's responses to Fremont and were told that certain other stockholders of the Company were similarly opposed to any transaction with Fremont/Brook. These other stockholders included affiliates of CVC and BRS, who hold approximately 2.4% of the Company's outstanding voting shares, and members of the Company's senior management who hold approximately 1.3% of such shares, and, in addition, hold currently exercisable options that if exercised would result in CVC and such other stockholders owning in excess of 50% of the Company's outstanding shares. After discussion, the Board of Directors unanimously rejected the Fremont/Brook proposal. The Board's decision was based principally on its conclusion that it was unlikely that any transaction with Fremont/Brook could be consummated in the face of the significant opposition expressed by the Company's management and major stockholders. In the course of the Board's consideration of these matters, representatives of STES reconfirmed their opinion that the consideration proposed to be paid under the Merger Agreement was fair from a financial point of view to the Unaffiliated Stockholders.

    In a letter dated April 28, 1999 to the Company's Board of Directors, Mr. Crawford stated that in evaluating the Fremont/Brook proposal, the Board should take into account advice that Brook had received from its counsel that, because CVC is a licensed small business investment company, CVC would not be permitted to convert its non-voting Company common stock into voting stock. Mr. Crawford sent a copy of this letter directly to CVC. On April 29, 1999, CVC formally notified the Company that it was converting its non-voting stock into voting stock pursuant to the Company's certificate of incorporation and provided an opinion of CVC's counsel that such conversion was permissible under the regulations applicable to small business investment companies. Pursuant to CVC's notice, the conversion became effective on May 7, 1999 following termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976. On May 10, 1999, the Board of Directors convened by conference call to review its earlier conclusion regarding the Fremont/Brook proposal in light of Mr. Crawford's contentions and CVC's conversion of its shares. After discussion, the Board unanimously reaffirmed its earlier decision to reject the Fremont/Brook proposal. On May 12, 1999 the Company sent a letter to Fremont and Brook to inform them of the Board's action.

FAIRNESS OF THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS; POSITION OF
  CBF

    THE BOARD OF DIRECTORS. At its special meeting on March 25, 1999, the Board unanimously determined that the Merger is in the best interest of and fair to all of the Stockholders, authorized and approved entering into the Merger Agreement and recommended that the Stockholders vote in favor of adoption of the Merger Agreement.

    In approving the Merger Agreement, and in determining the fairness of the Merger to the Unaffiliated Stockholders, the Board of Directors considered various factors, including, among others, the following (such factors were considered over a period of time at various meetings):

    (i) information with respect to the financial condition and results of operations of CORT, and current industry, economic and market conditions and the prices and volumes at which the Shares have traded historically;

    (ii) the presentations by STES and the opinion of STES;

   (iii) possible alternatives to the Merger, the possible values to Stockholders of such alternatives and the timing and likelihood of achieving those values, particularly in light of the position of CVC, CORT's largest Stockholder, that it generally was not interested in a third party sale transaction and would consider discussing such a transaction only at a premium that CVC believed was not realistically attainable from a third party acquirer, and the unlikelihood of such a transaction, and in light of the fact that CORT was unable to identify any viable alternative acquisition transactions;

    (iv) the terms of the Merger Agreement (see "THE MERGER");

    (v) the fact that, by reason of certain conditions to the obligations of CBF and CBF Sub to consummate the Merger, including conditions concerning financing, it is possible that the Merger may not be consummated and the consequences under the Merger Agreement of the failure to satisfy such conditions;

    (vi) the possible conflicts of interest of certain directors and members of management of CORT;

   (vii) the absence of any recommendation of a special committee of independent directors and the failure to retain any unaffiliated representative to act solely on behalf of the Unaffiliated Stockholders;

  (viii) the fact that the adoption of the Merger Agreement is subject to receiving approval by the affirmative vote of a majority of the outstanding voting Shares held by Unaffiliated Stockholders; and

    (ix) the ability of Stockholders to exercise appraisal rights if the Merger is consummated.

    In view of the wide variety of factors considered in connection with its evaluation of the transaction, the Board found it impracticable to, and did not, quantify or attempt to assign relative weights to the specific factors considered in reaching its determinations, although on balance, it viewed the matters set forth in items (i), (ii), (iii), (iv), (viii) and (ix) as favorable to its decision, the matters set forth in items (v) and (vii) as unfavorable to its decision, and the matters set forth in item (vi) as neutral to its decision.

    The factors set forth above were considered by the Board of Directors in the manner set forth below.

    (i) On balance the Board considered as favorable to its decision the matters set forth in item (i). The Board reviewed the historical operating results of CORT, including the most recently available quarterly results. The Board noted in particular that the rate of revenue growth attributable to CORT's core business had declined over the last six quarters. The Board compared these operating results to movements in the market price of the Shares over the same period of time. See "MARKET PRICES AND

DIVIDENDS ON THE SHARES." The Board also considered that CORT became public as of November 17, 1995, at an initial price to the public of $12.00 per Share, that the market price for the Shares immediately prior to the public announcement of the Merger Agreement was $16 3/4 per Share and that the Shares had traded at an all time high price of $48 per share on April 1, 1998 and an all-time low price of $13 1/4 per share on November 17, 1995.

    The Board considered that the per Share consideration of $24.00 in cash plus one share of Series A-1 Preferred Stock represented a premium of approximately 58% over the $16 3/4 market price for the Shares immediately prior to the public announcement of the Merger. See "MARKET PRICES AND DIVIDENDS ON THE SHARES." STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THEIR SHARES.

    The Board also noted statistics showing the trading volumes and closing prices for the Shares during the period from November 17, 1995 through March 25, 1999, which demonstrated a relative illiquidity in the Shares. The Board concluded that the cash consideration of $24.00 per share contemplated by the Proposal would give the Unaffiliated Stockholders an opportunity to realize immediate value for their Shares at a substantial premium.

    The Board recognized that while consummation of the Merger would result in the Stockholders being entitled to receive per Share consideration of $24.00 in cash and one share of Series A-1 Preferred Stock, it also would eliminate the opportunity for the current Stockholders (other than the Affiliated Stockholders) to participate in the future growth, if any, of the business of CORT and potential market appreciation in the Shares.

    On balance, and considering CORT's future prospects, as well as its historical results of operations, the Board concluded that the uncertain prospect for appreciation over the next few years did not justify depriving CORT's Stockholders of the opportunity to obtain an immediate cash premium for their Shares. In light of these conclusions and the other matters discussed below, the Board determined that the per Share consideration of $24.00 in cash and one share of Series A-1 Preferred Stock payable in connection with the Merger was fair and presented the Stockholders with an attractive opportunity and potentially greater benefit than maintaining their current ownership interests in CORT.

    (ii) The Board considered as favorable to their decision the matters set forth in item (ii). At the Board's March 25, 1999 special meeting, STES delivered orally its opinion, subsequently confirmed in writing, that the per Share consideration consisting of $24.00 in cash and one share of Series A-1 Preferred Stock to be received in connection with the Merger is fair from a financial point of view to the Unaffiliated Stockholders. See "--Opinion of Financial Advisor."

    (iii) On balance the Board considered as favorable to their decision the matters set forth in item (iii). The Board considered that CVC had indicated that it generally was not interested in a third party sale transaction and would consider discussing such a transaction only at a premium that CVC believed was not realistically attainable from a third party acquirer. See "--Background of the Merger." The Board did not consider CVC's stated position to have any meaningful bearing on CORT's value or the fairness of the price offered in the Merger. Rather, the Board understood this position to indicate that CVC intended to continue holding its investment in CORT and would consider a sale only at a price that was in excess of any price that CVC believed was realistically achievable.

    The Board accordingly concluded that it was unlikely that CORT could be sold in a transaction, or any transaction could be consummated, in which the Stockholders would have an opportunity to obtain a significant premium to market price for the Shares other than the Merger or a similar transaction with the Affiliated Stockholders. The Board, therefore, determined that the only meaningful comparison was between the combined per Share consideration of $24.00 in cash and one share of Series A-1 Preferred Stock and the potential for market appreciation in the Shares if CORT continued as a public company pursuing its present business plan. See "SPECIAL FACTORS--Background of the Merger."

    (iv) On balance the Board considered as favorable to their decision the matters set forth in item (iv). The Board noted that the Merger Agreement does not preclude CORT from furnishing (and it in fact requires CORT, at the request of Messrs. Alessi and Maffei, to furnish) information to or participating in negotiations with persons making unsolicited bona fide proposals to acquire CORT (provided that such third party enters into a Confidentiality Agreement with CORT on terms no less favorable to CORT than those contained in the Confidentiality Agreement executed by BRS) and that the Merger Agreement permits the Board of Directors to terminate the Merger Agreement if CORT receives a bona fide third party offer to effect an acquisition transaction that the Board of Directors determines after consultation with its advisors is more favorable than the Merger and is reasonably likely to be consummated. The Merger Agreement also does not contain any provision requiring the payment of any termination or "break up" fee by CORT if the Merger Agreement is terminated, including by reason of a breach by CORT, although if the Merger Agreement is terminated under certain circumstances, CBF and CBF Sub will be entitled to have their expenses reimbursed by CORT. The Board also noted that the amount of reimbursable expenses was limited to $2,000,000, plus up to 2% of the maximum amount of committed debt financing paid by CBF if CORT requests one or more executed financing letters. See "THE MERGER--Expenses."

    In all other respects, with the exception of certain conditions to consummation of the Merger, including a financing condition, discussed in (v) below, the Board considered the terms of the Merger Agreement to be generally favorable.

    (v) The Board viewed as unfavorable to its decision the matters set forth in item (v). The conditional nature of various aspects of the Merger Agreement was reviewed by the Board. The Merger Agreement provides for certain conditions to the obligations of CBF to complete the Merger. These conditions include principally (i) the completion of the necessary financing, (ii) the assertion of appraisal rights under Delaware law by holders of no more than 5% of the Shares,
(iii) the adoption of the Merger Agreement by the Stockholders as required under Delaware law and by a majority of the outstanding voting Shares held by Unaffiliated Stockholders, (iv) the making of all filings and the obtaining of all consents from governmental authorities or third parties, which, if not obtained or made, would have a material adverse effect on the financial condition, results of operation or business of CORT, (v) the absence of any effective restraining order, injunction or order preventing consummation of the Merger and (vi) the absence of any material adverse change in CORT's business, results of operations or financial position. The Board noted that any or all of the conditions to the completion of the Merger may be waived by the party whose obligations are subject to the satisfaction of such condition; provided that certain conditions would be required to be satisfied by applicable law, notwithstanding any waiver. The Board was able to accept the conditions of the Merger Agreement based on their conclusion that they had a reasonable basis to believe that such conditions, including the condition relating to financing, would be satisfied, and their understanding and belief that the other conditions were customary for transactions of this kind, were required as a matter of law or were otherwise essential to one or both parties to the transaction. In particular, in evaluating the acceptability of the financing condition, the Board considered the experience and past success of BRS and CVC in structuring and closing transactions similar to the Merger. In addition, while the Board recognized that the Merger Agreement may be terminated by CBF if there shall have occurred a material disruption of or a material adverse change in conditions in the banking or capital markets which has a material adverse effect on the syndication of bank credit facilities or consummation of high yield debt offerings, the Board was able to accept this provision. See "--Background of Merger" and "FINANCING OF THE MERGER." The Board also noted that termination of the Merger Agreement due to a failure to satisfy these conditions would not entitle CBF or CBF Sub to reimbursement of their expenses, nor entitle CORT to reimbursement of its expenses.

    (vi) On balance the Board viewed as neutral to its decision the matters set forth in item (vi). The possible conflicts of interest of the directors were considered at various meetings of the Board. The Board considered significant the fact that adoption of the Merger Agreement requires an affirmative vote of a majority of the outstanding voting Shares held by Unaffiliated Stockholders.

    (vii) The Board viewed as unfavorable to its decision the matters set forth in item (vii). The Board felt, however, that because (x) completion of the Merger is conditioned upon receiving the affirmative vote of a majority of the outstanding voting Shares held by Unaffiliated Stockholders, (y) the Board had retained an independent financial advisor to evaluate the fairness of the Merger to the Unaffiliated Stockholders from a financial point of view and (z) the terms of the Merger Agreement and the price to be paid to CORT's public stockholders were negotiated by two members of the Board who will not be equity participants in the transaction, the absence of a special committee and an unaffiliated representative was acceptable.

    (viii) The Board viewed the matters set forth in item (viii) to be favorable to its decision. The Board considered one of the paramount factors in approving the Merger Agreement to be that the Merger Agreement requires that the Unaffiliated Stockholders determine for themselves whether they prefer to receive the consideration contemplated by the Merger, and the substantial premium to market prices reflected therein, or to continue as Stockholders in CORT.

    (ix) The Board viewed as favorable to its decision the matters set forth in item (ix). The Board considered that even if the required majority of the Unaffiliated Stockholders approves the Merger, certain Stockholders may not support the Merger and wish to exercise appraisal rights. The Board felt it to be important that Delaware law provides Stockholders with the opportunity to exercise appraisal rights and to seek a judicial determination of the fair value of their Shares, despite the approval of a majority of similarly situated Unaffiliated Stockholders.

    In connection with its evaluation of the fairness of the Merger, the Board did not consider valuations of CORT based solely on net book value, going concern value, or liquidation value, because it considered the valuation methodologies undertaken by STES, after discussion with the Board, to be the most relevant to the values that would be realistically available to Stockholders.

    CBF. CBF and the Affiliated Stockholders have not undertaken any independent formal evaluation of the fairness of the proposal to the Unaffiliated Stockholders. Based, however, upon their consideration of, among other things, (i) historical market prices for the Shares, including the Shares' initial public offering price, (ii) the analysis of the Board described in the foregoing discussion and (iii) that the Board had received the written opinion of STES to the effect that, as of the date thereof, the per Share consideration of $24.00 in cash and one share of Series A-1 Preferred Stock to be received by the Unaffiliated Stockholders in connection with the Merger is fair to the Unaffiliated Stockholders from a financial point of view, CBF and the Affiliated Stockholders believe that the Merger is fair to the Unaffiliated Stockholders from a financial point of view. This belief should not, however, be construed as a recommendation to the Company's Stockholders by CBF or the Affiliated Stockholders to vote to adopt the Merger Agreement.

OPINION OF FINANCIAL ADVISOR

    In connection with the Merger, the Company engaged SunTrust Equitable Securities to provide an opinion as to the fairness, from a financial point of view, of the merger consideration. STES is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected STES to render a fairness opinion on the basis of its experience and expertise in transactions similar to the Merger and its reputation and experience in the rental industry. STES was not engaged to solicit or evaluate, nor did it solicit or evaluate, any alternative transaction to the Merger.

    At the March 25, 1999 meeting of the Board of Directors, STES delivered its oral opinion (as subsequently confirmed in writing as of such date, the "STES Opinion") that, as of such date, and based upon and subject to the limitations, assumptions and qualifications set forth in such opinion, the merger consideration was fair, from a financial point of view. No limitations were imposed by the Board of Directors upon STES with respect to the investigations made or the procedures followed by it in rendering its opinion.

    THE FULL TEXT OF THE STES OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS OF REVIEW BY STES, IS ATTACHED HERETO AS ANNEX B AND IS INCORPORATED HEREIN BY REFERENCE AND SHOULD BE READ CAREFULLY AND IN ITS ENTIRETY IN CONNECTION WITH THIS PROXY STATEMENT. THE FOLLOWING SUMMARY OF THE STES OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE STES OPINION. THE STES OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF THE COMPANY AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING.

    In connection with its opinion, STES, among other things:

    - reviewed certain publicly available financial and certain other financial information, reports, forecasts and other internal information that were provided to STES by or on behalf of the Company;

    - reviewed the Merger Agreement;

    - compared certain financial positions and operating results of the Company to other companies in the rental industry;

    - considered, to the extent available, the financial terms of certain other similar transactions recently effected which it believed to be comparable to the Merger;

    - reviewed and discussed the historical and current operations of the Company, its financial condition and prospects with management and representatives of the Company; and

    - conducted such other financial studies, analyses and investigations and reviewed such other information and factors as it deemed appropriate for purposes of the STES Opinion.

    In connection with its review, STES did not independently verify and relied on the accuracy and completeness in all material respects of all of the financial and other information and data publicly available or furnished to or otherwise reviewed by it. With respect to the financial forecasts for the Company, STES assumed for purposes of the STES Opinion that the forecasts were reasonably prepared on bases reflecting the best available estimates at the time of preparation as to the future financial performance of the Company and good faith judgments of the management of the Company. STES did not express an opinion with respect to such forecasts or the assumptions on which they were based. STES also assumed that there were no material changes in the Company's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to STES. STES relied on advice of counsel to the Company as to all legal matters with respect to the Company, the Merger and the Merger Agreement. STES has assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and all other applicable federal and state statutes, rules and regulations. In addition, STES did not assume responsibility for making an independent evaluation, appraisal or physical inspection of the assets or liabilities (contingent or otherwise) of the Company and was not furnished with any such appraisals. Finally the STES Opinion was based on economic, monetary, market and other conditions as they existed and could be evaluated on the date of the STES Opinion and did not address the fairness of the Merger Consideration as of any other date.

    Set forth below is a summary of material financial analyses performed by STES in connection with the STES Opinion and included in its presentation to the Company's Board of Directors.

    ANALYSIS OF PREMIUMS PAID

    STES calculated the acquisition premiums represented by the merger consideration over the market price of the CORT Common Stock at various intervals prior to the announcement of the Merger. STES also performed the same analysis for 77 transactions since January 1, 1998, involving public companies in which cash was the acquisition consideration and the transaction value was between $200 million and $500 million. STES then compared the acquisition premiums represented by the merger consideration to the median acquisition premiums for the comparison group of transactions at the same intervals. The results of this comparison are set forth in the following table:

                                                           INTERVAL PRIOR TO ANNOUNCEMENT
                                                    --------------------------------------------
                                                    1 DAY   1 WEEK   4 WEEKS   6 MONTHS   1 YEAR
                                                    -----   ------   -------   --------   ------
Median Premium....................................  25.4%    31.4%    37.7%      36.0%     57.3%
CORT Premium......................................  69.5%    62.5%    62.5%      (3.8%)   (41.1%)

    STES also reviewed 22 transactions where the market price of the target's stock had declined during the year preceding the transaction and calculated the acquisition premium over the market price on the day preceding the announcement of the transaction. The table below shows the median percentage decline in market price for the 22 companies in the comparison group to the decline in the market price of the CORT Common Stock over the year preceding the Merger, and compares the median acquisition premium for the 22 companies to the acquisition premium represented by the merger consideration over the market price of the CORT Common Stock on the day preceding the public announcement of the Merger.

                                                          STOCK PRICE DECLINE DURING YEAR   PREMIUM ONE DAY PRIOR TO
                                                               PRIOR TO ANNOUNCEMENT              ANNOUNCEMENT
                                                          -------------------------------  ---------------------------
Median Premium..........................................                 (25.1%)                         35.6%
CORT Premium............................................                 (64.8%)                         69.5%

    STES viewed this analysis as supporting fairness since the implied premium was comparable to premiums in similar transactions.

    COMPARABLE COMPANIES ANALYSIS

    STES analyzed two groups of publicly-traded rental companies. The first group consisted of five consumer rental companies ("Consumer Rental") that included Aaron Rents, Inc., Globe Business Resources, Inc., Rainbow Rentals, Inc., Rent-A-Center, Inc. and Rent-Way, Inc. The second group consisted of six equipment rental companies ("Equipment Rental") that included Electro Rent Corp., McGrath Rentcorp, National Equipment Services, Inc., Neff Corp., Rental Service Corp. and United Rentals, Inc. The table below presents the multiples of total market capitalization to the latest twelve months' ("LTM") revenue, LTM earnings before interest, taxes, depreciation and amortization

("EBITDA"), LTM earnings before interest and taxes ("EBIT"), LTM price to earnings ratio ("P/E"), 1998 P/E and 1999 P/E.

                                                                          CONSUMER RENTAL           EQUIPMENT RENTAL
                                                                      ------------------------  ------------------------
MULTIPLE OF:                                                            MINIMUM      MAXIMUM      MINIMUM      MAXIMUM
--------------------------------------------------------------------  -----------  -----------  -----------  -----------
LTM Revenues........................................................        0.9x         1.9x         1.4x         2.6x
LTM EBITDA..........................................................        6.7x        26.8x         6.2x        11.0x
LTM EBIT............................................................        8.4x        33.6x         6.6x        13.1x
LTM P/E.............................................................       13.6x        21.7x         8.2x        21.5x
1998 P/E............................................................       11.9x        21.5x        10.9x        21.5x
1999 P/E............................................................       10.1x        17.3x         8.8x        16.9x

    STES judged this analysis as supporting fairness since the valuation multiples implied by the merger consideration were within the range of the valuation multiples of comparable companies. No company or transaction used in the above analysis is identical to the Company or the Merger. Accordingly, an analysis of the results of the foregoing involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which the Company and the Merger are being compared. Mathematical analysis (such as determining the minimum, maximum, average or median) is not, in itself, a meaningful method of using comparable company data.

    COMPARABLE TRANSACTIONS ANALYSIS

    STES developed a list of 13 merger and acquisition transactions involving selected rental companies and compared transaction value as a multiple of revenue, EBITDA, EBIT, net income and book value for these transactions to the transaction value multiples for the Company. The minimum and maximum multiples paid for these other rental company transactions are presented in the table below.

                                                                            MINIMUM       MAXIMUM
                                                                         -------------  -----------
Revenues...............................................................         1.0x          4.3x
EBITDA.................................................................         4.7x         37.6x
EBIT...................................................................         7.5x         30.9x
Net Income.............................................................         7.4x         68.9x
Book Value.............................................................         1.3x          4.1x

    No company or transaction used in the above analysis is identical to the Company or the Merger. Accordingly, an analysis of the results of the foregoing involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which the Company and the Merger are being compared. Mathematical analysis (such as determining the minimum, maximum, average or median) is not, in itself, a meaningful method of using comparable transaction data. STES judged this analysis as supporting fairness since the valuation multiples implied by the transaction value were within the range of the valuation multiples of comparable transactions.

    DISCOUNTED CASH FLOW ANALYSIS

    Using certain projected financial information supplied by the Company for calendar years 1999 and 2001 and arithmetically extended by STES to 2003 using assumptions provided by the Company, STES calculated the net present value of free cash flows of the Company through 2003 using discount rates ranging from 9.3% to 11.3%. STES' estimate of the appropriate discount rate was based on the estimated weighted average cost of capital for comparable rental companies. STES also calculated the terminal value of the Company in the year 2003 based on multiples of 2003 EBITDA ranging from 5.1x to 7.5x and discounted these terminal values using the assumed range of discount rates. This analysis indicated a range of per share values indicated in the table below.

                                                                                LOW       HIGH
                                                                             ---------  ---------
Implied Equity Value Per Share.............................................  $   23.40  $   36.33

    Inherent in any discounted cash flow valuation are the use of a number of assumptions, including the accuracy of projections, and the subjective determination of an appropriate terminal value and discount rate to apply to the projected cash flows of the entity under examination. Variations in any of these assumptions or judgments could significantly alter the results of a discounted cash flow analysis. STES judged this analysis as supporting fairness since the transaction value was within the range of values generated by this analysis.

    LEVERAGED BUYOUT ANALYSIS

    STES applied a leveraged buyout analysis to the projected financial information supplied by the Company for calendar years 1999 to 2001 and arithmetically extended by STES to 2003 using assumptions provided by the Company to calculate the rate of return the Affiliated Stockholders would receive in a leveraged transaction. STES utilized the capital structure assumed by the Affiliated Stockholders. The return is calculated over a five-year time period with an assumed exit valuation of 7.0x to 8.0x EBITDA, a range that approximates the assumed acquisition valuation multiple. This analysis suggested that the equity provided by the Affiliated Stockholders would receive an internal rate of return shown in the table below.

                                                                                      ASSUMED EXIT
                                                                                       VALUATION
                                                                                        MULTIPLE
                                                                                  --------------------
                                                                                    7.0X       8.0X
                                                                                  ---------  ---------
Implied Internal Rate of Return.................................................       27.1%      33.1%

    Inherent in any leveraged buyout analysis are the use of a number of assumptions, including the accuracy of projections, the appropriate capital structure and the exit multiple used in the analysis. Variations in any of these assumptions or judgments could significantly alter the results of a leveraged buyout analysis. STES judged this analysis as supporting fairness because the returns implied by the transaction value are consistent with the returns that in STES' experience are expected by equity investors in leveraged transactions of this type.

    The summary set forth above does not purport to be a complete description of the presentation by STES to the Board of Directors or the analyses performed by STES. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. STES believes that the analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all such analyses and factors, would create an incomplete or misleading view of the evaluation process underlying its opinion. In addition, STES may have given various analyses more or less emphasis than other analyses, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be STES' view of the actual value of the Company.

    In performing its analyses, STES made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by STES are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of STES' analysis of the fairness of the merger consideration and were provided to the Board of Directors in connection with the delivery of the STES Opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. STES used in its analyses various projections of future performance prepared by the management of the Company. The projections are based on numerous variables and assumptions, which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those set forth in such projections.

    STES was engaged by the Company to render its fairness opinion pursuant to an engagement letter dated March 12, 1999. Under the terms of the engagement letter, the Company agreed to pay STES (i) a retainer fee of $100,000, (ii) an additional fee of $200,000 following the delivery of its oral opinion to the Board of Directors and (iii) an additional fee of $200,000 following the delivery of the Proxy Statement to the stockholders. The Company has also agreed to reimburse STES for its reasonable out-of-pocket expenses. Pursuant to a separate letter agreement, the Company has agreed to indemnify STES, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws. In the ordinary course of its business, STES actively trades securities of the Company for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

PURPOSE OF THE MERGER

    CORT has entered into the Merger Agreement because the Board of Directors concluded that the Merger was fair to, and in the best interests of, the Unaffiliated Stockholders. In particular, the Board concluded that it was unlikely that any transaction could be consummated, other than the Merger or a similar transaction with the Affiliated Stockholders, in which the Stockholders would have an opportunity to obtain a significant premium to historical and current market prices, and that the per Share consideration of $24.00 in cash plus one share of Series A-1 Preferred Stock payable in connection with the Merger represented an attractive alternative to the potential for future market appreciation of the Shares. For a discussion of the various factors considered by the Board in reaching these conclusions, see "SPECIAL FACTORS--Background of the Merger" and "--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF."

    The purpose of CBF, CBF Sub, BRS and the Affiliated Stockholders in proceeding with the Merger is to acquire the entire common equity interest in CORT in a transaction providing a substantial premium to the current market price to the Unaffiliated Stockholders. See "CERTAIN INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES" and "--Interest of Certain Persons in the Merger." BRS and the Affiliated Stockholders regard the acquisition of the Shares in the Merger as an attractive investment opportunity because they believe CORT's future business prospects are favorable and that the substantial increase in the debt to equity ratio of CORT after the Merger, although importing greater investment risks, will create the potential for the stockholders' equity value of CORT to increase more rapidly on a percentage basis than the stockholders' equity value of an identical corporation with a larger equity base and less debt. BRS and the Affiliated Stockholders could earn a substantial return on their equity investment in CORT. In addition, the flexibility inherent in a closely-held corporation to implement a long-term business strategy, without concentrating on short-term, reported quarterly earnings reports, should render more feasible these results.

    While BRS and the Affiliated Stockholders are looking to achieve substantial returns on their investment in CORT, they believe that such returns are available only to those long-term investors who are willing to bear the substantial risks associated with a highly leveraged investment.

    As a result of the Merger, the Affiliated Stockholders will increase their percentage beneficial ownership of the common equity interests in CORT, on a fully diluted basis, from approximately % to 100%. The Affiliated Stockholders' percentage interests in CORT's net book value and net earnings will increase correspondingly. Payments in connection with the Merger and related financing will reduce substantially CORT's net book value and net earnings. See "FINANCING OF THE MERGER."

    In order to provide a prompt and orderly transfer of ownership of CORT from the Stockholders to BRS and the Affiliated Stockholders, in light of relevant financial, legal, tax and other considerations, and to facilitate the required financing for the transaction, the acquisition has been structured as a merger pursuant to which, if the Merger Agreement is adopted by the requisite vote of the Stockholders, and the other conditions thereto are satisfied, CBF Sub will be merged with and into CORT and all of the outstanding Shares (other than Shares held in CORT's treasury or by any subsidiary of CORT, and other than Retained Shares as defined in the Merger Agreement) will be converted into the right to receive per Share consideration of $24.00 in cash, without interest, and one share of Series A-1 Preferred Stock, unless holders thereof elect to pursue appraisal rights under the DGCL. See "THE MERGER" and "APPRAISAL RIGHTS."

INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST

    In considering the recommendation of the Board of Directors with respect to the Merger, Stockholders should be aware that certain members of CORT's Board of Directors have certain interests that present them with actual or potential conflicts of interest in connection with the Merger. The Board of Directors was aware of these conflicts and considered them among the other matters described under "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors."

    INTEREST IN COMMON STOCK. As of the Record Date, CORT's directors, Paul Arnold, Bruce Bruckmann, Keith Alessi, Gregory Maffei, Charles Egan, James Urry, and Michael Delaney, beneficially owned an aggregate of 541,938 Shares, as follows:

                                                                                         PERCENTAGE OF OUTSTANDING
                                                                                        SHARES (* DENOTES LESS THAN
                                                                NUMBER OF SHARES(1)                 1%)
                                                                -------------------  ---------------------------------
Paul Arnold...................................................         209,429                         1.6%
Bruce Bruckmann...............................................         182,506                         1.4%
Keith Alessi..................................................          51,660                           *
Gregory Maffei................................................          42,526                           *
Charles Egan..................................................          31,382                           *
James Urry....................................................          13,934                           *
Michael Delaney...............................................          10,501                           *

------------------------

(1) Includes all stock options which are exercisable within 60 days of the Record Date. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND DIRECTORS AND OFFICERS."

    In addition, as of the Record Date, Citicorp Venture Capital Ltd. beneficially owned 5,778,518 Shares, representing approximately 44.1% of the outstanding Shares.

    If the Merger is consummated, the directors of CORT, as Stockholders, are expected to receive aggregate net proceeds (net of the exercise price of Shares held under options) of approximately $10,633,000 in respect of the conversion of their Shares in connection with the Merger, assuming no one exercises the option to retain shares, see "THE MERGER-Payment for Shares," and $1,329,415 in a liquidation preference of Series A-1 Preferred Stock as follows:

Paul Arnold......................................     $ 516,280
Bruce Bruckmann..................................       453,263
Keith Alessi.....................................       127,148
Gregory Maffei...................................       103,313
Charles Egan.....................................        74,328
James Urry.......................................        31,833
Michael Delaney..................................        23,250

    OPTIONS. Some of the Options held by certain of the Affiliated Stockholders, (including Options which have not yet vested), will be treated differently from Options held by employees of CORT. See "THE MERGER--Payment for Shares." In lieu of receiving the net merger consideration after deduction of the applicable exercise price of such Options, certain Options held by such Affiliated Stockholders will be converted at such Affiliated Stockholders' election into options of the Surviving Corporation having an intrinsic value equal to the aggregate merger consideration to which such optionholder would be entitled to receive in connection with the Merger but for such conversion and will be exercisable for shares of common stock, Series B Preferred Stock and Series C Preferred Stock of the Surviving Corporation.

    ROLLOVER EQUITY INVESTMENT. The Affiliated Stockholders are expected to exchange certain of the securities of the Company that they currently own on a tax deferred basis for stock of the surviving corporation at an implied value of $26.50 per share. Shares of the Surviving Corporation shall be acquired for a purchase price of $1.00 per share (other than the Series A Preferred Stock which will be purchased for $2.50 per share), the same prices per share as the securities of CBF Sub purchased by CBF with the proceeds of the BRS Equity Investment. For more information regarding the ownership of securities of the Surviving Corporation, see "SECURITY OWNERSHIP IN THE SURVIVING CORPORATION."

    The shares of Series B Preferred Stock of the Surviving Corporation that CVC will obtain in connection with the conversion of its Retained Shares (as defined in the Merger Agreement) will have a special liquidation premium that will entitle CVC and certain of its affiliates and employees holding such shares to approximately $3.4 million, in the aggregate, upon the liquidation of the Company or redemption of such shares, plus accrued and unpaid dividends thereon, in addition to the liquidation preference and accrued and unpaid dividends otherwise payable on the shares of Series B Preferred Stock. In addition, the shares of Series C Preferred Stock of the Surviving Corporation to be issued to CVC in exchange for its Retained Shares will entitle the holder thereof to a special dividend preference in an aggregate amount per annum equal to the greater of (i) $1,000,000 and (ii) 1.5% of the Company's earnings before interest, taxes, depreciation (other than rental depreciation) and amortization.

    MANAGEMENT. Members of the Company's management are expected to receive cash bonuses from the Surviving Corporation in an aggregate amount of up to $3.5 million.

    Over a three-year period beginning on the Effective Time, it is also expected that certain employees of the Company will be provided with the opportunity to receive non-qualified options (the "New Options") to purchase shares of the Surviving Corporation Common Stock representing approximately 5% of the outstanding Surviving Corporation Common Stock on a fully diluted basis at a price per share equal to the then current fair value of Surviving Corporation Common Stock. The New Options will vest over a three-year period.

    MANAGEMENT FEE. CBF currently anticipates that BRS, or an affiliate of BRS, will enter into a Management Agreement with the Company (the "Management Agreement") at the Effective Time. The Management Agreement will provide that BRS or such affiliate will receive an annual management fee of $1.0 million from CORT or its Subsidiaries for certain management, business and organizational strategy and merchant and investment banking services rendered to the Company. The amount of the annual management fee may be increased in certain circumstances based upon performance or other criteria to be established by the Board of Directors of the Company. In addition, an affiliate of BRS will receive from CORT a closing fee of approximately $3.4 million in the aggregate, at the Effective Time in respect of the Merger. See "FINANCING OF THE MERGER."

    EQUITY OWNERSHIP OF CORT AFTER THE MERGER. The Affiliated Stockholders are expected to own 100% of the common equity interests in CORT after the Merger. See "CERTAIN INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES" and "SECURITY OWNERSHIP OF THE SURVIVING CORPORATION."

    INSURANCE AND INDEMNIFICATION. Under the Merger Agreement, CBF or CORT as the surviving corporation in the Merger (the "Surviving Corporation") is required to provide, for a period of six years after the Effective Time, directors' and officers' liability insurance policies in favor of the present and former directors, officers, employees and agents of CORT who are presently covered under such policies by the Company with respect to actions or omissions occurring prior to the Effective Time on terms no less favorable than such insurance maintained by CORT as of the date of the Merger Agreement in terms of coverage and amounts, provided that CBF and the Surviving Corporation shall not be required to pay in the aggregate an annual premium for such insurance in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement. The Merger Agreement also provides that CBF and the Surviving Corporation will indemnify and hold harmless the above parties against any losses, claims, damages, liabilities, costs, expenses, judgments and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any action or omission in connection with the performance of their duties to CORT (including, without limitation, in connection with the Merger) and occurring prior to the Effective Time to the full extent permitted under Delaware law, or the Surviving Corporation's Certificate of Incorporation or By-Laws in effect as of the Effective Date. In addition, under the Merger Agreement, CBF, CBF Sub and CORT have agreed that all rights to indemnification existing in favor of an Indemnified Party under an indemnification agreement in effect on the date of the Merger Agreement will survive the Merger, and that the Certificate of Incorporation and Bylaws of the Surviving Corporation will include substantially similar indemnification provisions as those contained in the Restated Charter and Bylaws of the Company in effect as of the Effective Time. The Merger Agreement also provides that all existing indemnification agreements between the Company and its directors, officers, employees and agents will be continued after the Effective Time. See "THE MERGER--Indemnification of Directors and Officers."

    OTHER. BRS is the sole member and manager of CBF. CBF, as the sole stockholder of CBF Sub, is expected to elect a new slate of directors to the board of CBF Sub immediately prior to the consummation of the Merger. Such board is anticipated to include representatives designated by BRS, CVC and the Company's management. See "CERTAIN INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES." The Merger Agreement provides that the directors of CBF Sub will be the directors of the Surviving Corporation, and that the officers of CORT will be the officers of the Surviving Corporation upon the consummation of the Merger. See "CERTAIN INFORMATION CONCERNING THE DIRECTORS AND OFFICERS OF THE COMPANY FOLLOWING THE MERGER." The compensation levels and employee benefit plans and programs for directors, officers and employees of CORT after the Merger are expected to be substantially the same as those currently provided by CORT.

CHANGE OF CONTROL AGREEMENTS

    CORT has entered into change of control agreements with several executive officers. These agreements terminate one year from March 25, 1999, the date on which they were entered into. Under the agreement with Chief Executive Officer Paul Arnold, in the event of a change of control (as defined in the agreement) of CORT, Mr. Arnold will receive a cash payment within three days thereof in the amount of $1,200,000. In addition to the payment, if Mr. Arnold is terminated by the Company within one year of a change of control other than for "cause" or by Mr. Arnold for "good reason," as these terms are defined in the agreement, Mr. Arnold is entitled to a continuation of certain welfare benefits for three years after his termination at the same cost and coverage level as in effect on his date of termination. Other executives are entitled to payments in amounts of either $150,000 or $400,000 in the event they are terminated by the Company within one year of a change of control other than for "cause" or by them for "good reason." These executives also would receive welfare benefits for three years after their termination at the same cost and coverage level as in effect on their dates of termination.

    In addition, pursuant to a Change of Control Bonus Plan (the "Plan"), certain management employees are eligible for payments if they are terminated within one year of a change of control by the Company other than for "cause" or by the management employee for "good reason," as defined in the Plan. The Compensation Committee, in its sole discretion, shall determine the amount of the payment, if any, payable to each management employee on or before the date of a change of control. The aggregate amount of all payments under the Plan shall not exceed $400,000.

    The Merger will not result in a change of control under the change of control agreements or the Plan. However, certain executives are expected to receive payments as a result of the merger. See "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest."

CERTAIN EFFECTS OF THE MERGER

    Upon consummation of the Merger, the Stockholders will be entitled to receive per Share consideration of $24.00 in cash, without interest, and one share of Series A-1 Preferred Stock, or to exercise appraisal rights under
Section 262 of the DGCL if properly demanded prior to the vote on the adoption of the Merger Agreement at the Special Meeting. The Stockholders (other than the Affiliated Stockholders), as of the Effective Time, will have no continuing ownership interest in the Company other than the Series A-1 Preferred Stock and will no longer participate in the future earnings and potential growth of the Company. BRS and the Affiliated Stockholders, as the holders of outstanding common stock of CORT, will be entitled to all of the benefits, and subject to all of the risks, that will result from such ownership.

    From the Effective Time, the Shares will no longer be traded on the NYSE, and price quotations with respect to sales of Shares in the public market will no longer be available. The registration of the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will terminate and this termination will substantially reduce the information required to be filed by the Company with the Securities and Exchange Commission (the "Commission") and will make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement, under the proxy rules of Regulation 14A, of furnishing a proxy or information statement in connection with stockholders meetings no longer applicable to the Company. The Company anticipates being required to file periodic reports under the Exchange Act pursuant to the terms of its indebtedness. See "FINANCING OF THE MERGER." However, such securities may be repaid after the merger occurs and the obligation to file periodic reports under the Exchange Act in respect of such securities may end.

    Pursuant to the terms of the Merger Agreement, the board of directors of CBF Sub shall become, upon consummation of the Merger, the board of directors of the Company (as the Surviving Corporation). The Company expects BRS to elect a new slate of directors to the board of CBF Sub immediately prior to the Effective Time of the Merger, which directors are anticipated to include representatives designated by BRS, CVC and the Company's management.

PLANS FOR THE COMPANY AFTER THE MERGER

    It is expected that following the Merger the business and operations of the Company will, except as set forth in this Proxy Statement/Prospectus, be conducted by the Surviving Corporation substantially as they are currently conducted. Under the Merger Agreement, other than in connection with the Merger, CBF and CBF Sub have agreed (a) not to sell, dispose or otherwise transfer, or cause to be sold, disposed of or otherwise transferred, directly or indirectly, within one year of the time the Merger becomes effective upon the filing of the certification of merger with the Delaware Secretary of State, or at such later time as specified in the Certificate of Merger and is agreed to by the parties (the "Effective Time") (i) more than 50% of the beneficial ownership of the outstanding voting capital stock of the Surviving Corporation or (ii) assets constituting more than 50% of the earning power of the Company and its subsidiaries or with a book value in excess of 50% of the book value of all assets of the Company and its subsidiaries and (b) that the Company shall not engage in any public offering of its common equity securities (other than in connection with any offering of an "equity kicker" which is part of the financing obtained to consummate the Merger) within one year of the Effective Time.

RISK THAT THE MERGER WILL NOT BE CONSUMMATED

    Consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including receipt of the required Stockholder approval, the absence of an injunction or other order restraining consummation of the transactions contemplated by the Merger Agreement, receipt by CBF and/or CBF Sub of the required financing to complete the Merger and to pay related fees and expenses, holders of not more than 5% of the outstanding Shares on a fully-diluted basis electing to demand appraisal rights, the absence of certain legal proceedings, and the performance of obligations under the Merger Agreement. In addition, the Merger Agreement may be terminated by CBF if there is a material disruption or material adverse change in conditions in the banking or capital markets which has a material adverse effect on the syndication of bank credit facilities or consummation of high yield debt offerings. See "THE MERGER-- Conditions to Consummation of the Merger." Although, as described in "FINANCING OF THE MERGER," CBF has obtained commitment or highly confident letters for the required financing, they contain several conditions. Therefore, even if the requisite Stockholder approval is obtained, there can be no assurance that the Merger will be consummated.

    The Merger Agreement provides that CBF and CBF Sub are entitled to reimbursement from CORT for their expenses incurred in connection with the Merger Agreement and consummation of the transactions contemplated thereby in the event that the Merger Agreement is terminated by CORT because the Board of Directors approves an Alternative Transaction as defined by and pursuant to the terms of the Merger Agreement, or if the Merger Agreement is terminated by CBF because the Board of Directors or CORT (i) solicits, initiates or encourages the submission of any Acquisition Proposal as defined herein, or participates in any discussions or negotiations regarding, or furnishes to any person any non-public information with respect to, or takes any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided, among other things, however, that the foregoing shall not prohibit the Independent Directors from furnishing information or requiring the Company to furnish information to, or entering into discussions or negotiations with, any person in connection with an unsolicited bona fide Acquisition Proposal by such person if, and to the extent that such person first enters into a standstill and confidentiality agreement with the Company on terms no less favorable to the Company than those contained in the Confidentiality Agreement or (ii) shall have approved another Acquisition Proposal or Alternative Transaction as defined in the Merger Agreement; provided that such reimbursement for expenses shall not exceed an aggregate of $2,000,000 plus any fees and expenses incurred in connection with obtaining the Financing if the Company requests one or more executed highly confident letters and/or commitment letters in respect of bank financing which fees and expenses shall not exceed 2.0% of the maximum amount of any such Financing. See "THE MERGER--Expenses."

    It is expected that if the Merger Agreement is not adopted by the Stockholders, or if the Merger is not consummated for any other reason, the Company's current management, under the direction of the Board of Directors, will continue to manage the Company as an on-going business. No other transaction is currently being considered by the Company as an alternative to the Merger.

CERTAIN RISKS IN THE EVENT OF BANKRUPTCY

    If the Company is insolvent at the Effective Time or becomes insolvent as a result of the Merger, the transfer of the per Share consideration of $24.00 in cash plus one share of Series A-1 Preferred Stock upon consummation of the Merger may be deemed to be a "fraudulent conveyance" under applicable law, and therefore may be subject to claims of certain creditors of the Company. If such a claim is asserted by the creditors of the Company after the Merger, there is a risk that persons who were Stockholders of the Company at the Effective Time will be ordered by a court to turn over to the Company's trustee in bankruptcy all or a portion of the per Share consideration they received upon the consummation of the Merger.

    Based upon the projected capitalization of the Company at the time of the Merger and projected results of operations and cash flow after the Merger, management of the Company has no reason to believe that the Company and its subsidiaries, on a consolidated basis, will be insolvent immediately after giving effect to the Merger.

CERTAIN LITIGATION CHALLENGING THE MERGER

    On March 26, 1999 and April 1, 1999, respectively, Harbor Finance Partners and Michael Sternberg, alleged stockholders of the Company, each filed suit against CORT, CVC, CORT's Chief Executive Officer and Director Paul Arnold, and Directors Charles Egan, Michael Delaney, James Urry, Gregory Maffei, Keith Alessi and Bruce Bruckmann in the Delaware Court of Chancery. The complaints purport to be class action complaints and plaintiffs seek to enjoin the Merger or, in the alternative, to rescind the transaction and/or seek compensatory damages and/or rescissory damages. Plaintiffs allege breaches of fiduciary duties owed by the defendants to the Company's stockholders and claim that the price to be paid for shares under the Merger Agreement is unfair and inadequate.

    On March 26, 1999, Harold Shapiro, an alleged stockholder of the Company, filed a similar class action lawsuit in the Delaware Court of Chancery. Plaintiff Shapiro additionally names as a defendant BRS. Plaintiff Shapiro also claims that the defendants breached their fiduciary duties, or aided and abetted any such breach, and alleges that the defendants failed to make an informed decision with respect to CORT's value and that the price to be paid for Shares under the Merger Agreement is unfair and inadequate. Plaintiff Shapiro seeks injunctive, rescissory and/or compensatory relief.

    The time for defendants to respond to these complaints has been extended until the cases are consolidated and a consolidated complaint is designated. The Company believes that these claims are without merit. The Company, the directors, CVC and BRS intend to vigorously defend the actions. Copies of these complaints are filed as exhibits to the Company's Form 8-K filed on April 29, 1999 and are incorporated herein by reference. See "ADDITIONAL AVAILABLE INFORMATION."

CERTAIN PROJECTIONS

    CORT provided STES, in connection with its analyses described above under "SPECIAL FACTORS--Opinion of Financial Advisor," and BRS with certain non-public financial projections for CORT prepared by its management. The material portions are set forth below:

                                                                                     PROJECTED FISCAL YEARS
                                                                               ----------------------------------
                                                                                     (AMOUNTS IN THOUSANDS)
                                                                               ----------------------------------

                                                                                 FISCAL      FISCAL      FISCAL
                                                                                  1999        2000        2001
                                                                               ----------  ----------  ----------
Furniture rental revenue.....................................................  $  298,145  $  319,015  $  344,537
Furniture sales revenue......................................................      61,046      65,930      71,863
                                                                               ----------  ----------  ----------
  Total revenue..............................................................     359,191     384,945     416,400
Cost of furniture rentals....................................................      53,896      57,742      62,361
Cost of furniture sales......................................................      37,353      40,217      43,837
                                                                               ----------  ----------  ----------
  Total cost of goods........................................................      91,249      97,959     106,198
  Total gross profit.........................................................     267,942     286,986     310,202
Selling, general and administrative expenses.................................     209,988     223,268     239,846
                                                                               ----------  ----------  ----------
  Operating earnings.........................................................      57,954      63,718      70,356
Interest expense, net........................................................       6,682       7,125       7,363
                                                                               ----------  ----------  ----------
  Income before income taxes.................................................      51,272      56,593      62,993
Income taxes.................................................................      21,637      23,882      26,583
                                                                               ----------  ----------  ----------
  Net income.................................................................      29,635      32,711      36,410
                                                                               ----------  ----------  ----------
Average common shares........................................................      13,522      13,700      13,800
Earnings per common share--assuming dilution.................................  $     2.19  $     2.39  $     2.64
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

    CORT does not usually publicly disclose projections of future revenues, earnings or other financial information. We are not including these projections in this Proxy Statement/Prospectus to influence your vote with respect to the Merger. Our projections were based upon a variety of assumptions, including our ability to achieve strategic goals, objectives and targets over the applicable periods. These assumptions involve judgments with respect to, among other things, future economic, competitive and regulatory conditions, financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control or after the Merger, CORT's control. CORT's projections were not prepared with a view to public disclosure, use in this Proxy Statement/ Prospectus or compliance with published guidelines of the Securities and Exchange Commission, nor were they prepared in accordance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. Neither the Company's independent auditors, nor any other independent accountants or financial advisors, have compiled, examined or performed any procedures with respect to the projections contained herein, nor have they expressed any opinion or any form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projections. Neither CORT nor the Board assume any responsibility for the accuracy of these projections, although we have no reasons to doubt the reasonableness of the underlying assumptions. In the past, we have made projections which we did not achieve. Stockholders are cautioned not to rely on the projections.

                                   THE MERGER

    THE FOLLOWING INFORMATION WITH RESPECT TO THE TERMS AND CONDITIONS OF THE MERGER IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF THE MERGER AGREEMENT, WHICH IS INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS. A COPY OF THE MERGER AGREEMENT IS ATTACHED TO THIS PROXY STATEMENT/ PROSPECTUS AS ANNEX A.

GENERAL

    The Merger Agreement sets forth the terms and conditions upon which the Merger is to be effected. The Merger will be consummated only if the conditions thereto set forth in the Merger Agreement are satisfied or waived (see "Conditions to Consummation of the Merger" below) including receipt of the required stockholder approval (see "Stockholder Adoption of the Merger Agreement" below).

    The Merger Agreement provides that at the Effective Time, CBF Sub will merge with and into the Company and the separate existence of CBF Sub will cease. The Company shall be the Surviving Corporation in the Merger. Each Share which is outstanding immediately prior to the Effective Time (other than Shares held at the Effective Time in the Company's treasury or by any Subsidiary of the Company, which will be canceled without payment, other than Retained Shares as defined in the Merger Agreement, and other than Shares in respect of which appraisal rights are properly perfected under Delaware Law) will be converted into the right to receive per Share consideration of $24.00 in cash, without interest, and one share of Series A-1 Preferred Stock. Each share of common stock of CBF Sub issued and outstanding immediately prior to the Effective Time shall be converted into Series A-2 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Common Stock of the Surviving Corporation. Each share of preferred stock of CBF issued and outstanding immediately prior to the Effective Time shall be converted into one share of Series A-1 Preferred Stock of the Surviving Corporation. Upon consummation of the Merger, Stockholders, other than CBF (and the Affiliated Stockholders), will possess no further interest in, or rights as Stockholders of, the Company, other than their right to receive per Share consideration of $24.00 in cash and one share of Series A-1 Preferred Stock, or to exercise appraisal rights.

EFFECTIVE TIME OF THE MERGER

    The Merger Agreement provides that the Merger will become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware in accordance with the DGCL or at such later time as is specified in the Certificate of Merger. The required filing is expected to be made promptly following adoption of the Merger Agreement by the Stockholders at the Special Meeting and the satisfaction, or where permissible, waiver of the other conditions set forth in the Merger Agreement. Upon the effectiveness of the Merger, the Restated Certificate of Incorporation of CORT will be amended to read as set forth in an exhibit to the Merger Agreement and as so amended will be the Restated Certificate of Incorporation of the Surviving Corporation, and the By-Laws of CBF Sub in effect at the Effective Time will become the By-Laws of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, the directors of CBF Sub will be the directors of the Surviving Corporation and the officers of CORT will be the officers of the Surviving Corporation.

STOCKHOLDER ADOPTION OF THE MERGER AGREEMENT

    Under the Delaware General Corporation Law ("DGCL"), the affirmative vote of holders of a majority of the outstanding shares of voting common stock is required for adoption of the Merger Agreement. In addition to this requirement, pursuant to the terms of the Merger Agreement, the affirmative vote of holders of a majority of the outstanding shares of voting common stock held by Unaffiliated Stockholders is required. See "INTRODUCTION--Voting at the Special Meeting," "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest."

PAYMENT FOR SHARES

    COMPANY SHARES. After consummation of the Merger, Stockholders must surrender their stock certificates to a bank or trust company to be designated by CBF Sub (the "Exchange Agent") in order to receive cash merger consideration and certificates for shares of Series A-1 Preferred Stock. No interest will be paid or accrued on the cash payable upon the surrender of such certificates.

    Detailed instructions with regard to the surrender of certificates, together with a letter of transmittal, will be forwarded to holders of Shares by the Exchange Agent promptly following the Effective Time. Stockholders should not submit their certificates to the Company or the Exchange Agent until they have received such materials.

    Payment for Shares will be made to former Stockholders as promptly as practicable following receipt by the Exchange Agent of such certificates and other required documents. Until stock certificates and other required documents are received by the Exchange Agent, each certificate formerly representing Shares (other than Retained Shares, as defined below) shall represent solely (i) the right to receive per Share consideration of $24.00 in cash, without interest, and one share of Series A-1 Preferred Stock or (ii) in the case of Stockholders who properly perfect appraisal rights with respect to their Shares, the right to seek payment pursuant to Section 262 of the DGCL. See "APPRAISAL RIGHTS."

    STOCK OPTIONS. Each Option, as defined in the Merger Agreement, other than certain Options held by the Affiliated Stockholders, that has an exercise price which is less than $26.50 per share, shall be extinguished and represent at the Effective Time the right to receive one share of Series A-1 Preferred Stock for each share of Common Stock issuable upon exercise of such Option, and a cash amount equal to the product of (x) the excess, if any, of (a) $24.00 over (b) the exercise price of such Option multiplied by (y) the aggregate number of shares of Common Stock issuable upon the exercise in full of such Option as of the Effective Time; provided, however, that each such Option with an exercise price in excess of $24.00 shall entitle the holder to receive only a number of shares of Series A-1 Preferred Stock equal to the product of (x) a fraction, the numerator of which is equal to $26.50 minus the exercise price and the denominator of which is $2.50 (the initial liquidation preference of the Series A-1 Preferred Stock), multiplied by (y) the aggregate number of shares of Common Stock issuable upon the exercise in full of such Option as of the Effective Time; provided that each holder shall be entitled to receive cash in lieu of any fractional shares of Series A-1 Preferred Stock.

    RETAINED SHARES. BRS and the Affiliated Stockholders shall have the right to elect, by notice to the Company and CBF before the Effective Time, to exchange a certain number of their shares of Common Stock (the "Retained Shares") for the right to receive, in lieu of the per Share consideration of $24.00 in cash, and one share of Series A-1 Preferred Stock, quantities and classes of certain securities of the Company (the "Retained Share Merger Consideration"). The securities into which the Retained Shares can be converted consist of shares of the Company's Series A-2 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Common Stock. In the event that all shares are converted which are eligible to be converted, then CVC and its affiliates will own 7,000,000 shares of Series A-2 Preferred Stock, 17,500,000 shares of Series B Preferred Stock, 15,000,000 shares of Series C Preferred Stock, and 2,500,000 shares of Common Stock. BRS and its affiliates will own 7,000,000 shares of Series A-2 Preferred Stock, 17,500,000 shares of Series B Preferred Stock, 15,000,000 shares of Series C Preferred Stock, and 2,500,000 shares of Common Stock in CORT. Certain members of management of the Company will own 2,527,778 shares of Series B Preferred Stock, 2,166,667 shares of Series C Preferred Stock, and 825,000 shares of Common Stock. The number of shares of each of the Series B Preferred Stock, Series C Preferred Stock and Common Stock held by BRS, CVC and each of their affiliates or employees will be reduced proportionately by the number of shares of each such class or series held by the management investors.

    The commitment letters in respect of the financing under the New Credit Facility provide that in the event that market conditions permit the aggregate proceeds available at closing pursuant to the New Credit Facility to exceed $86 million, the number of shares of Series A-2 Preferred Stock will be reduced by the same amount.

THE EXCHANGE FUND

    As of the Effective Time, CBF Sub (or the Company, as the Surviving Corporation) shall deposit, or shall cause to be deposited, with or for the account of a bank or trust company designated prior to the Effective Time by CBF Sub, which shall be reasonably satisfactory to the Company (the "Exchange Agent"), for the benefit of the holders of Shares and Options (i) cash in an aggregate amount (the "Exchange Fund") equal to the sum of (x) the product of
(A) the number of Shares issued and outstanding at the Effective Time (other than Shares held at the Effective Time in the Company's treasury or by any subsidiary of the Company, other than the Retained Shares and other than Shares in respect of which appraisal rights are properly perfected under Delaware law) multiplied by (B) $24.00 plus (y) the aggregate product with respect to certain of the Options, as discussed in "--Payment for Shares", of (A) the number of shares of Common Stock issuable upon exercise in full of such Options as of the Effective Time multiplied by (B) the excess of $24 over the exercise price of such Options and (ii) a stock certificate issued in the name of the Exchange Agent or its nominee representing the number of shares of Series A-1 Preferred Stock deliverable for such Shares and Options (including any fractional shares).

REGULATORY MATTERS

    Other than the requirements of the Exchange Act, and the filing of the Certificate of Merger pursuant to the DGCL, neither the Company, CBF nor CBF Sub is aware of any federal or state regulatory approvals or consents that must be obtained in connection with the Merger.

CONDITIONS TO CONSUMMATION OF THE MERGER

    The respective obligations of CBF, CBF Sub and CORT to effect the Merger are subject to the satisfaction or waiver, at or prior to the Effective Time, of each of the following conditions: (i) the representations and warranties contained in the Merger Agreement, subject to certain exceptions, are true and correct as of the date of the Merger Agreement and the date of the closing set forth in the Merger Agreement; (ii) the performance in all material respects of all obligations contained in the Merger Agreement that are required to be performed at or prior to the Closing Date; (iii) the Stockholders shall have adopted the Merger Agreement as required under the laws of the State of Delaware, and the holders of a majority of the outstanding voting Shares that are held by the Unaffiliated Stockholders shall have voted for the adoption of the Merger Agreement; (iv) all filings with and all approvals, consents, authorizations and waivers from governmental and other regulatory agencies and other third parties required to consummate the transactions contemplated by the Merger Agreement, which, if not obtained, would have a Material Adverse Effect, as defined in the Merger Agreement, or would prevent the consummation of the Merger, shall have been made or obtained; (v) there shall be no effective restraining order, injunction or any other order of any nature issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger and the transactions contemplated by the Merger Agreement; (vi) no action, proceeding, application or counterclaim by any governmental entity before any court or governmental regulatory or administrative agency, authority or tribunal, and which (x) if adversely determined would have a material adverse effect on the Surviving Corporation or the ability of any party to the Merger Agreement to perform its obligations thereunder or (y) challenges or seeks to challenge, restrain or prohibit the consummation of the Merger, shall have been threatened, instituted or be pending; and (vii) (x) the registration statement of which this Proxy Statement/Prospectus is a part shall have become effective under the Securities Act and shall not be the subject of any stop order or related proceeding, (y) any material "blue sky" and other state securities laws applicable to the registration and qualification of, and any rules or regulations of any self-regulatory organization applicable to, the Senior Preferred Stock to be issued in connection with the Merger shall have been complied with, and (z) this Proxy Statement/Prospectus and the Schedule 13E-3 (filed with the Securities Exchange Commission with the Registration Statement of which this Proxy Statements/Prospectus is a part) shall have been disseminated to the extent, and for the minimum time period required by, the Exchange Act and the rules and regulations thereunder.

    The obligation of CBF and CBF Sub to effect the Merger is also subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions: (i) CBF and/or CBF Sub shall have completed their arrangements for the Financing (as hereafter defined) and received the cash proceeds thereof; and
(ii) the holders of not more than 5% of the total number of Shares outstanding immediately prior to the Effective Time, on a fully diluted basis, shall have demanded an appraisal of such Shares in accordance with Section 262 of the DGCL.

    Each of the conditions to the consummation of the Merger may be waived by the party whose obligations are subject to the satisfaction of such condition; provided that certain conditions would be required to be satisfied by applicable law, notwithstanding any waiver.

CERTAIN COVENANTS

    CONDUCT OF CORT'S BUSINESS PRIOR TO THE MERGER. The Merger Agreement provides that, prior to the Effective Time, except as contemplated by the Merger Agreement or otherwise permitted by the Merger Agreement: (i) CORT will use its reasonable best efforts to operate, and will cause its subsidiaries to use their reasonable best efforts to operate, its business in the ordinary course; (ii) CORT shall not without CBF's consent, declare, set aside or pay any dividends on, or make any other distributions in respect of, its outstanding capital stock, it shall not split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, and it shall not purchase, redeem or otherwise acquire any shares of its outstanding capital stock or any rights, warrants or options to acquire any such stock; (iii) CORT shall not issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, or other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, except for the issuance of shares of Common Stock upon exercise of Options outstanding before the date of the Merger Agreement and disclosed thereunder, or take any action that would make the Company's representations and warranties not true in all material respects; (iv) CORT shall not amend its Restated Charter or By-laws; (v) CORT shall not acquire any business or any corporation, partnership, joint venture, association or other business organization or division thereof (or any interest therein) in a transaction involving aggregate consideration in excess of $25 million, or form any subsidiaries; (vi) CORT shall not sell or otherwise dispose of any of its substantial assets, except in the ordinary course of business or in a transaction or series of transactions involving assets with an aggregate value of less than $5 million; (vii) CORT shall not make any capital expenditures or commitments with respect thereto, except capital expenditures or commitments not exceeding the Company's budget by more than $1 million in the aggregate as CORT may, in its discretion, deem appropriate; (viii) CORT shall not (x) incur any indebtedness for borrowed money or guaranty any such indebtedness of another person, other than (A) borrowings in the ordinary course under existing lines of credit (or under any refinancing of such existing lines), (B) indebtedness owing to, or guaranties of indebtedness owing to, CORT or (C) in connection with the Financing of the Merger, or (y) make any loans or advances to any other person, other than to CORT and other than routine advances to employees, except in the case of either (x) or (y) as disclosed in the Disclosure Schedule to the Merger Agreement; (ix) CORT shall not grant or agree to grant to any employee any increase in wages or bonus (other than in the ordinary course of business consistent with past practices), severance, profit sharing, retirement, deferred compensation, insurance or other compensation or benefits, or establish any new compensation or benefit plans or arrangements, or amend or agree to amend any existing Company Stock Option Plans, except as may be required under existing agreements disclosed in the Disclosure Schedule to the Merger Agreement; (x) CORT shall not merge, amalgamate or consolidate with any other entity in any transaction, or sell all or substantially all of its business or assets; (xi) CORT shall not enter into or amend any employment, consulting, severance or similar agreement with any individual which provides for the payment of an annual base salary in excess of $125,000; (xii) CORT shall not change its accounting policies in any material respect, except as required by generally accepted accounting principles; (xiii) CORT shall not cancel, terminate, amend, modify or waive any of the terms of any confidentiality or standstill agreement executed with respect to a proposed acquisition of the capital stock or substantially all of the assets of CORT or any of its subsidiaries by any other party prior to the date of the Merger Agreement; (xiv) CORT shall not, with certain exceptions, authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into an agreement in principle or an agreement with respect to any merger, consolidation or business combination (other than the Merger), any acquisition or disposition of a material amount of assets or securities (including, without limitation, the assets or securities of any subsidiary and other than inventory in the ordinary course); and (xv) CORT shall not, with certain exceptions, commit or agree to take any of the foregoing actions.

    OTHER AGREEMENTS. Upon receipt of the Financing Letters, CORT has agreed to take all action necessary in accordance with applicable law and its Restated Certificate of Incorporation and By-laws to call, give notice of and convene the Special Meeting of Stockholders to consider and vote upon the adoption of the Merger Agreement. CORT, CBF and CBF Sub have agreed to use their commercially reasonable efforts to take all actions and to otherwise cooperate in doing all things necessary to consummate the Merger. In particular, CBF and CBF Sub have agreed to use their commercially reasonable efforts to obtain the Financing on terms satisfactory to them. CORT has agreed, subject to certain provisos, that it will not, and will not permit any of its representatives, directly or indirectly, to solicit, initiate or encourage the submission of any Acquisition Proposal, as defined in the Merger Agreement, or to participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or to take any other action to facilitate any inquiries or the making of any proposal that constitutes, or reasonably may be expected to lead to, any Acquisition Proposal; provided, however, that the foregoing shall not prohibit Messrs. Alessi and Maffei from furnishing information or requiring the Company to furnish information to, or entering into discussions or negotiations with, any person in connection with an unsolicited bona fide Acquisition Proposal by such person if, and to the extent that such person first enters into a standstill and confidentiality agreement with the Company on terms no less favorable to the Company than those contained in the Confidentiality Agreement.

TERMINATION

    The Merger Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the Stockholders of CORT or CBF Sub: (i) by mutual written consent of CBF and CORT; (ii) by either CORT or CBF if the Merger has not been consummated on or before October 31, 1999, provided that the failure to consummate the Merger is not attributable to the failure of the terminating party to fulfill its obligations pursuant to the Merger Agreement; (iii) by either CORT or CBF if at the Special Meeting or any adjournment thereof, the Stockholders fail to adopt the Merger Agreement as required by Delaware law or a majority of the Unaffiliated Stockholders do not adopt the Merger Agreement; (iv) by either CORT or CBF if a governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree ruling or other action shall have become final and nonappealable; (v) by CORT, subject to a proviso, if the Board of Directors of CORT shall have approved any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement, (an "Alternative Transaction") after determining, in good faith, after consultation with its advisors, that such transaction is more favorable to the Stockholders, is not subject to any material contingency as to which the other party has not reasonably demonstrated its ability to obtain, and is reasonably likely to be consummated and is in the best interests of the Stockholders, and the Company has received advice that there is a material risk that failure to approve such transaction will be a breach of the Board of Directors' fiduciary duties, and the Company has received a written opinion from an investment banking firm that the transaction is fair from a financial point of view; (vi) by CBF, if CORT or the Board of Directors of CORT shall have (i) solicited, initiated or encouraged the submission of any Acquisition Proposal, defined as any proposal with respect to a merger, consolidation, share exchange, business combination or similar transaction involving the Company or any of its subsidiaries, or any purchase of all or any significant portion of the assets of the Company or any of its subsidiaries, or any equity interest in the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, or participated in any discussions or negotiations regarding, or furnished to any person any non-public information with respect to, or taken any other action to facilitate any inquiries or made any proposal that constitutes, or reasonably may be expected to lead to, any Acquisition Proposal; provided, however, that the foregoing shall not prohibit Messrs. Alessi and Maffei from furnishing information or requiring the Company to furnish information to, or entering into discussions or negotiations with, any person in connection with an unsolicited bona fide Acquisition Proposal by such person if, and to the extent that such person first enters into a standstill and confidentiality agreement with the Company on terms no less favorable to the Company than those contained in the Confidentiality Agreement; (ii) withdrawn or modified, in a manner adverse to CBF or CBF Sub, the approval or recommendation by the Board of Directors of the Merger Agreement or the transactions contemplated thereby; or (iii) approved another Acquisition Proposal or Alternative Transaction; (vii) by CBF, if any of the conditions to CBF or CBF Sub's obligations set forth in the Merger Agreement shall have become incapable of fulfillment, and shall not have been waived by CBF; (viii) by CORT, if any of the conditions to CORT's obligations set forth in the Merger Agreement shall have become incapable of fulfillment, and shall not have been waived by CORT; (ix) by CBF, if there shall have occurred a material disruption of or a material adverse change in conditions in the banking or capital markets which has a material adverse effect on the syndication of bank credit facilities or consummation of high yield debt offerings; or (x) automatically without further action by any party in the event that one or more executed highly confident letters and/or commitment letters in respect of financing in each case, which are in customary, executable form, from one or more reputable commercial or investment banks indicating the willingness to underwrite, syndicate or otherwise provide, subject to the terms and conditions set forth therein, debt financing to the Surviving Company, the net proceeds of which shall not be less than $335,000,000 in the aggregate (the "Financing Letters") shall not have been delivered within the time period required by the Merger Agreement. The Financing Letters were timely delivered and are filed as exhibits to the Registration Statement of which this Proxy Statement/Prospectus is a part.

EXPENSES

    The Merger Agreement provides that CBF and CBF Sub are entitled to reimbursement from CORT for certain expenses incurred in connection with the Merger Agreement in the event that the Merger Agreement (A) is terminated by CORT if the Board of Directors, under certain circumstances including after it approves an Alternative Transaction after determining, in good faith, after consultation with its advisors, that such transaction is more favorable to the Stockholders, is not subject to any material contingency as to which the other party thereto has not reasonably demonstrated its ability to obtain, and is reasonably likely to be consummated and is in the best interest of the Stockholders of the Company; or (B) is terminated by CBF because the Board of Directors of CORT, except under certain circumstances, solicited, initiated or encouraged the submission of any Acquisition Proposal or participated in any discussions or negotiations regarding, or furnished to any person any non-public information with respect to, or took any other action to facilitate any inquiries or the making of any proposal that constituted, or may reasonably be expected to lead to, any Acquisition Proposal; except in connection with an unsolicited bona fide Acquisition Proposal by any person if, and to the extent that such person first enters into a standstill and confidentiality agreement with the Company on terms no less favorable to the Company than those contained in the Confidentiality Agreement. Such reimbursement for expenses shall not exceed an aggregate of $2,000,000 plus any fees and expenses incurred in connection with obtaining the Financing if the Company requests one or more executed Financing Letters, which fees and expenses shall not exceed 2.0% of the maximum amount of any such Financing. See "FINANCING OF THE MERGER--Fees and Expenses."

INDEMNIFICATION OF DIRECTORS AND OFFICERS; DIRECTORS' AND OFFICERS' LIABILITY
  INSURANCE

    Under the Merger Agreement, CBF or the Surviving Corporation is required to provide, for a period of six years after the Effective Time, directors' and officers' liability insurance policies in favor of the present and former directors, officers, employees and agents of CORT who are presently covered under such policies by the Company with respect to actions or omissions occurring prior to the Effective Time on terms no less favorable than such insurance maintained by CORT as of the date of the Merger Agreement in terms of coverage and amounts, provided that CBF and the Surviving Corporation shall not be required to pay in the aggregate an annual premium for such insurance in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement. The Merger Agreement also provides that CBF and the Surviving Corporation will indemnify and hold harmless the above parties against any losses, claims, damages, liabilities, costs, expenses, judgments and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any action or omission occurring prior to the Effective Time to the full extent permitted under Delaware law, or the Surviving Corporation's Certificate of Incorporation or By-Laws in effect as of the Effective Date. In addition, under the Merger Agreement, CBF has agreed that all rights to indemnification existing in favor of the employees, agents, directors and officers of CORT under any indemnification agreement in effect on the date of the Merger Agreement will survive the Merger, and that the Certificate of Incorporation and Bylaws of the Surviving Corporation will include indemnification provisions substantially similar to those contained in the Company's Restated Certificate of Incorporation and Bylaws as of the Effective Time.

The Merger Agreement also provides that all existing indemnification agreements between the Company and its directors, officers, employees and agents will be continued after the Effective Time. See "THE MERGER--Indemnification of Directors and Officers."

ACCOUNTING TREATMENT OF THE MERGER

    The transaction has been structured as a merger so that stockholders of the Company will have an opportunity to vote for or against the transaction before any transfer of control and so that it can qualify and be accounted for as a recapitalization. If the transaction is accounted for as a recapitalization, the historical basis of the Company's assets and liabilities will not be affected by the transaction. See "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS."

                            FINANCING OF THE MERGER

    The consummation of the Merger is subject to, among other things, receipt by CBF and CBF Sub of proceeds of the Financing necessary to pay the consideration payable to the Stockholders in the Merger and to pay fees and expenses incurred in connection with the Merger. The total amount of financing expected to be required is approximately $469.5 million and is expected to be obtained from the issuance of debt securities and preferred stock, borrowings under the new credit facility and contributions to its equity capital by BRS, certain stockholders of the Company and certain of their respective affiliates or employees, as described below.

    The expected sources and uses of funds in connection with the Merger are as follows (in thousands):

SOURCES
New Credit Facility...............................................  $  84,652
Senior Subordinated Notes.........................................    250,000
Equity Contribution...............................................     49,229
Equity Rollover...................................................     55,771
Series A-1 Preferred Stock........................................     29,807
                                                                    ---------
TOTAL SOURCES OF FUNDS............................................  $ 469,459
                                                                    ---------
                                                                    ---------
USES
Payment for Shares in the Merger..................................  $ 263,760
Equity Rollover...................................................     55,771
Series A-1 Preferred Stock........................................     29,807
Management, Director and Employee Options.........................     13,621
Repayment of Existing Indebtedness................................     86,000
Fees and Expenses.................................................     20,500
                                                                    ---------
TOTAL USES OF FUNDS...............................................  $ 469,459
                                                                    ---------
                                                                    ---------

DEBT FINANCING

THE NEW CREDIT FACILITY

    In connection with the Merger, the Surviving Corporation's wholly-owned subsidiary, CORT Furniture Rental Corporation (the "Borrower") will enter into the New Credit Facility with NationsBank, N.A. ("NationsBank" or the "Agent"). The New Credit Facility will consist of a 6-year senior secured revolving loan facility in an aggregate principal amount not to exceed $225 million, which will include a $10 million sublimit for the issuance of letters of credit and a $10 million sublimit for the making of swingline loans. Advances under the New Credit Facility are referred to herein as "Revolving Loans."

    The New Credit Facility will include an expandability clause providing for additional commitments of up to $100 million to be available at the Borrower's election from existing lenders or from other lenders which would otherwise constitute eligible assignees under the New Credit Facility.

    Revolving Loans in the aggregate principal amount of $84.7 million, are anticipated to be drawn on the closing date of the New Credit Facility in connection with the Merger. If market conditions permit the syndication of the Credit Facilities on terms and conditions, satisfactory to NationsBanc Montgomery Securities LLC ("NMS") and NationsBank, at the discretion of the Agent, the initial advance may be increased and the equity contribution provided by BRS and CVC may be reduced by the same amount. Subject to compliance with customary conditions precedent, Revolving Loans will be available at any time prior to the final maturity of the New Credit Facility. Amounts repaid under the New Credit Facility may be reborrowed prior to the final maturity of the New Credit Facility, provided that availability requirements are met.

    All obligations of the Borrower under the New Credit Facility will be unconditionally guaranteed by the Surviving Corporation and each existing and each subsequently acquired or organized domestic subsidiary of Surviving Corporation (other than the Borrower) and, to the extent no adverse tax consequences would result, foreign subsidiary of Surviving Corporation (the "Guarantors"). The New Credit Facility and the related guarantees will be secured by substantially all the assets of the Borrower and its subsidiaries, including but not limited to (a) a first priority pledge of all the capital stock of the Borrower and each Guarantor of its domestic subsidiaries and, to the extent no adverse tax consequences would result therefrom, foreign subsidiaries and (b) perfected first priority security interests in substantially all of the tangible assets of the Borrower and its subsidiaries.

    Borrowings under the New Credit Facility will bear interest at a floating rate based upon, at the Borrower's option, (i) the higher of the prime rate of NationsBank, or the federal funds effective rate plus .50%, plus, a margin equal to .75%, or (ii) the London Interbank Offered Rate ("LIBOR"), plus an initial margin equal to 2.00% (subject to adjustment as set forth below). The Borrower may elect interest periods of one, two, three or six months for LIBOR borrowings. Interest shall be payable at the end of each interest period.

    In addition to paying interest on outstanding principal under the New Credit Facility, the Borrower will be required to pay a commitment fee to the lenders in the New Credit Facility equal to .50% per annum of the undrawn portion of the commitments in respect of the facilities commencing to accrue upon the acceptance of the commitment letter, and initially payable upon the execution and delivery of the credit agreement governing the New Credit Facility (the "Credit Agreement") and payable quarterly in arrears thereafter, in each case for the actual number of days elapsed in a 360-day year. The Credit Agreement will contain provisions under which margins on interest rates under the facilities will be adjusted in increments to be agreed upon based on performance goals to be agreed upon.

    Principal amounts outstanding under the New Credit Facility will be due and payable in full at maturity. The New Credit Facility will be subject to mandatory prepayments and reductions in the event of certain extraordinary transactions or issuances of debt and equity by the Borrower or any Guarantor.

    The New Credit Facility will contain representations and warranties, covenants, events of default and other provisions customary for credit facilities of this type. The Borrower will pay the lenders thereunder certain syndication and administration fees, reimburse certain expenses and provide certain indemnities, in each case which are customary for credit facilities of this type.

THE NOTES

    The Surviving Corporation will issue Notes in an aggregate principal amount of $250 million in an offering (the "Note Offering") underwritten by Credit Suisse First Boston Corporation. The Notes will bear interest from the date of issuance at the then prevailing market rate, which interest will be payable semi-annually. The Note Offering will be made pursuant to a Rule 144A distribution that will be consummated concurrently with the closing of the Merger.

    The Notes will be senior subordinated obligations of the Surviving Corporation, subordinated to all existing and future senior indebtedness, including indebtedness pursuant to the New Credit Facility. The Notes will be unconditionally guaranteed on a senior subordinated basis by each subsidiary of the Surviving Corporation that guarantees the New Credit Facility.

    The Notes will mature on the tenth anniversary of the date of issuance and will contain such other terms and conditions that are usual and customary for high yield securities of this type including those with respect to redemption and change of control provisions.

    The indenture governing the Notes will contain certain covenants customary for high yield securities such that, among other things, it will limit the ability of the Surviving Corporation and the Guarantors to: (i) incur additional indebtedness or permit certain subsidiaries to incur additional indebtedness;
(ii) create certain liens; (iii) permit the issuance of capital stock by certain subsidiaries; (iv) enter into certain transactions with affiliates; (v) issue preferred stock, pay dividends or make certain other payments or permit certain subsidiaries to pay dividends or make other distributions; or (vi) enter into certain mergers, consolidations and agreements to sell assets or permit other asset sales.

    The Surviving Corporation will, concurrently with the Note Offering, enter into a registration rights agreement with the initial purchasers of the Notes pursuant to which the Surviving Corporation will agree to file a registration statement with respect to an offer to exchange the Notes for new issues of debt securities of the Surviving Corporation registered under the Securities Act, with terms substantially identical to those of the Notes. Under certain circumstances, the Surviving Corporation will be required to provide a shelf registration statement to cover resales of the Notes by the holders thereof. If the Surviving Corporation fails to satisfy these registration obligations, it will be required to pay liquidated damages to the holders of Notes under certain circumstances.

EQUITY FINANCING

    In connection with the Merger, the Surviving Company will procure $134.8 million through equity financing which will include approximately $29.8 million of Series A-1 Preferred Stock issued to the Stockholders of the Corporation as part of the Merger Consideration. In addition, (i) CVC and its affiliates have agreed to provide equity financing to the Surviving Corporation by converting up to 1.9 million Shares of the Company's Common Stock ("Rollover Shares") into up to 7,000,000 shares of Series A-2 Preferred Stock, 17,500,000 shares of Series B Preferred Stock, 15,000,000 shares of Series C Preferred Stock and 2,500,000 shares of Common Stock of the Surviving Corporation (the "CVC Rollover"), and
(ii) BRS and its affiliates have agreed to purchase up to 7,000,000 shares of Series A-2 Preferred Stock, 17,500,000 shares of Series B Preferred Stock, 15,000,000 shares of Series C Preferred Stock and 2,500,000 shares of Common Stock of the Surviving Corporation (the "BRS Equity Investment"). If and to the extent that BRS or CBF owns any shares of Common Stock prior to the Effective Time, in lieu of all or any portion of the BRS Equity Investment, it will have the option to convert such number of Shares into shares of Series A-2 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Common Stock of the Surviving Corporation in the same ratio as the CVC Rollover. BRS will not be entitled to receive the Merger Consideration in exchange for any Shares held thereby as of the Effective Time but may receive shares of Series A-1 Preferred Stock upon the exchange of preferred stock of CBF Sub. The number of shares of each of the Series B Preferred Stock, Series C Preferred Stock and common stock of the Surviving Corporation held by each of BRS, CVC and their respective affiliates and employees will be reduced proportionately by the number of shares of each such class or series of stock held by the management investors. See "THE MERGER--Payment for Shares." Pursuant to the terms of the Financing Letter in respect of the New Credit Facility, in the event that the bank's syndication efforts permit in excess of $86 million to be available at Closing, the total drawing under the New Credit Facility may be increased at the Borrower's discretion and the amount of equity contributed by BRS and CVC may be reduced by the same amount. Correspondingly, the Surviving Corporation will be even further leveraged.

    BRS has provided CBF Sub with a commitment letter pursuant to which BRS and related investors have committed to invest up to $52.5 million in securities of CBF Sub which will be converted in the Merger into equity securities of the Surviving Corporation. Such investment will be made on a PARI PASSU basis with the investment by CVC to be retained in the Company and is conditioned upon the fulfillment to BRS's satisfaction of all of the conditions to CBF and CBF Sub's obligations under the Merger Agreement.

    CVC has provided CBF Sub with a commitment letter pursuant to which CVC has committed to invest up to $52.5 million in securities of CBF Sub or the Surviving Company by means of a rollover of shares of CORT into the equity capital of the Surviving Company. Such investment will be made on PARI PASSU basis with the investment by BRS and is contingent upon the fulfillment to CVC's satisfaction of all of the conditions to CBF and CBF Sub's obligations under the Merger Agreement.

    In the event the Merger is consummated (see "SPECIAL FACTORS--Interests of Certain Persons in the Merger") BRS shall be entitled to a transaction fee in the amount of approximately $3.4 million and an annual management fee in the amount of $1.0 million. The amount of the annual management fee may be increased in certain circumstances based upon performance or other criteria to be established by the Board of Directors of the Company.

    The foregoing commitment letters have been filed as exhibits to the Schedule 13E-3 and the of which this Proxy Statement/Prospectus is a part and reference is made thereto.

FEES AND EXPENSES

    The fees and expenses paid and estimated to be paid by CBF and CORT in connection with the Merger, the Financing and related transactions are as follows:

Financing Fees.................................................  $3,938,000
Investment Banking.............................................  $7,375,000
Legal and Accounting...........................................  $1,500,000
Management and Employee Bonuses................................  $3,500,000
BRS............................................................  $3,392,000
Printing and Distribution......................................  $  500,000
SEC Filings....................................................  $   72,600
Miscellaneous..................................................  $  222,400
                                                                 ----------
TOTAL..........................................................  $20,500,000
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                                                                 ----------

    Whether or not the Merger is consummated, each party will bear its respective fees and expenses incident to carrying out the Merger Agreement except as provided in the Merger Agreement. See "THE MERGER--Expenses."

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

THE NEW CREDIT FACILITY

    In connection with the Merger, the Surviving Corporation's wholly-owned subsidiary, CORT Furniture Rental Corporation will enter into the New Credit Facility with NationsBank, N.A. The New Credit Facility will consist of a 6-year senior secured revolving loan facility in an aggregate principal amount not to exceed $225 million, which will include a $10 million sublimit for the issuance of letters of credit and a $10 million sublimit for the making of swingline loans. Advances under the Revolving Credit Facility are referred to herein as "Revolving Loans."

    The Revolving Credit Facility will include an expandability clause providing for additional commitments of up to $100 million to be available at the Borrower's election, from existing lenders or from other lenders which would otherwise constitute eligible assignees under the New Credit Facility.

    Revolving Loans in the aggregate principal amount of $84.7 million, are anticipated to be drawn on the closing date of the New Credit Facility in connection with the Merger. If market conditions permit the syndication of the Credit Facilities on terms and conditions, satisfactory to NMS and NationsBank, at the discretion of the Agent, the initial advance may be increased and the equity contribution provided by BRS and CVC may be reduced by the same amount. Subject to compliance with customary conditions precedent, Revolving Loans will be available at any time prior to the final maturity of the Credit Facility. Amounts repaid under the New Credit Facility may be reborrowed prior to the final maturity of the New Credit Facility, provided that availability requirements are met.

    All obligations of the Borrower under the New Credit Facility will be unconditionally guaranteed by the Surviving Corporation and each existing and each subsequently acquired or organized domestic subsidiary of Surviving Corporation (other than the Borrower) and, to the extent no adverse tax consequences would result, foreign subsidiary of Surviving Corporation. The New Credit Facility and the related guarantees will be secured by substantially all the assets of the Borrower and each of its subsidiaries, including but not limited to (a) a first priority pledge of all the capital stock of the Borrower and each of its domestic subsidiaries and, to the extent no adverse tax consequences would result therefrom, foreign subsidiaries and (b) perfected first priority security interests in substantially all of the tangible assets of the Borrower and each of its subsidiaries.

    Borrowings under the New Credit Facility will bear interest at a floating rate based upon, at the Borrower's option, (i) the higher of the prime rate of NationsBank, or the federal funds effective rate plus .50%, plus, a margin equal to .75%, or (ii) the London Interbank Offered Rate ("LIBOR"), plus an initial margin equal to 2.00% (subject to adjustment as set forth below). The Borrower may elect interest periods of one, two, three or six months for LIBOR borrowings. Interest shall be payable at the end of each interest period.

    In addition to paying interest on outstanding principal under the New Credit Facility, the Borrower will be required to pay a commitment fee to the lenders in the New Credit Facility equal to .50% per annum of the undrawn portion of the commitments in respect of the facilities commencing to accrue upon the acceptance of the commitment letter, and initially payable upon the execution and delivery of the Credit Agreement and payable quarterly in arrears thereafter in each case for the actual number of days elapsed in a 360-day year. The Credit Agreement will contain provisions under which margins on interest rates under the facilities will be adjusted in increments to be agreed upon based on performance goals to be agreed upon.

    Principal amounts outstanding under the New Credit Facility will be due and payable in full at maturity. The New Credit Facility will be subject to mandatory prepayments and reductions in the event of certain extraordinary transactions or issuances of debt and equity by the Borrower or any Guarantor.

    The New Credit Facility will contain representations and warranties, covenants, events of default and other provisions customary for credit facilities of this type. The Borrower will pay the lenders thereunder certain syndication and administration fees, reimburse certain expenses and provide certain indemnities, in each case which are customary for credit facilities of this type.

THE NOTES

    The Surviving Corporation will issue Notes in an aggregate principal amount of $250 million in an offering (the "Note Offering") underwritten by Credit Suisse First Boston Corporation. The Notes will bear interest from the date of issuance at the then prevailing market rate, which interest will be payable semi-annually. The Note Offering will be made pursuant to a Rule 144A distribution that will be consummated concurrently with the closing of the Merger.

    The Notes will be senior subordinated obligations of the Surviving Corporation, subordinated to all existing and future senior indebtedness, including indebtedness pursuant to the New Credit Facility. The Notes will be unconditionally guaranteed on a senior subordinated basis by each subsidiary of the Surviving Corporation that guarantees the New Credit Facility.

    The Notes will mature on the tenth anniversary of the date of issuance and will contain such other terms and conditions that are usual and customary for high yield securities of this type including those with respect to redemption and change of control provisions.

    The indenture governing the Notes will contain certain covenants customary for high yield securities that, among other things, it will limit the ability of the Surviving Corporation and the Guarantors to: (i) incur additional indebtedness or permit certain subsidiaries to incur additional indebtedness;
(ii) create certain liens; (iii) permit the issuance of capital stock by certain subsidiaries; (iv) enter into certain transactions with affiliates; (v) issue preferred stock, pay dividends or make certain other payments or permit certain subsidiaries to pay dividends or make other distributions; or (vi) enter into certain mergers, consolidations and agreements to sell assets or permit other asset sales.

    The Surviving Corporation will, concurrently with the Note Offering, enter into a registration rights agreement with the initial purchasers of the Notes pursuant to which the Surviving Corporation will agree to file a registration statement with respect to an offer to exchange the Notes for new issues of debt securities of the Surviving Corporation registered under the Securities Act, with terms substantially identical to those of the Notes. Under certain circumstances, the Surviving Corporation will be required to provide a shelf registration statement to cover resales of the Notes by the holders thereof. If the Surviving Corporation fails to satisfy these registration obligations, it will be required to pay liquidated damages to the holders of Notes under certain circumstances.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following summary of federal income tax consequences is based on current law and is for general information only. The tax treatment of a Stockholder may vary depending upon his, her or its particular situation. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, S Corporations, employees of CORT, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. Furthermore, the following discussion does not address the tax treatment of persons who have the right to receive the Retained Share Merger Consideration pursuant to the Merger. EACH STOCKHOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM, HER OR IT OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

THE MERGER

    The receipt of cash and shares of Series A-1 Preferred Stock for Shares pursuant to the Merger or the exercise of appraisal rights by Stockholders will be treated as a redemption of CORT stock for federal income tax purposes. Except as described below, the Stockholder will realize gain or loss equal to the difference between (i) the sum of (A) the amount of cash received and (B) the fair market value of the shares of Series A-1 Preferred Stock received and (ii) the Stockholder's tax basis for his, her or its Shares. The gain or loss will be capital gain or loss if the Stockholder holds his, her or its Shares as a capital asset, and will be treated as long-term capital gain or loss if the Shares have been held for more than one year.

    Certain Stockholders in CORT would not qualify for sale or exchange treatment as described above if the redemption were considered "essentially equivalent to a dividend" and if the redemption is not treated as "substantially disproportionate" with respect to the Stockholder, applying the rules of Section 302 of the Internal Revenue Code of 1986, as amended (the "Code"). While application of these rules depends upon the facts and circumstances applicable to a particular Stockholder (taking into account shares of stock that Stockholder may be considered to own pursuant to the constructive ownership rules of Section 318 of the Code), persons who retain no interest in the voting or common stock of the Company following the Merger (or whose interest in such stock is materially reduced) should qualify for sale or exchange treatment, as described above. Stockholders are urged to consult with their tax advisors regarding the application of the Section 302 rules with respect to the Merger.

    If the transaction did not qualify for sale or exchange treatment as described above, the payment for Shares would be treated as a distribution by CORT with respect to its stock, taxable as a dividend (without any reduction for the Stockholder's basis in the Shares) to the extent that CORT has current or accumulated earnings and profits for federal income tax purposes. Any unrecovered basis in the Shares would be reallocated to other stock that the holder owns or is treated as owning under the constructive ownership rules. If the amount of the payment exceeds CORT's earnings and profits, it would be treated first as a return of capital (thereby reducing the Stockholder's basis in his, her or its Shares) and then, to the extent it exceeds his, her or its basis, as gain or loss from the sale or exchange of the Shares.

DISTRIBUTIONS ON SERIES A-1 PREFERRED STOCK

    Cash distributions on the Series A-1 Preferred Stock will be taxable to a holder as ordinary dividend income to the extent that the cash amount does not exceed the Company's then current or accumulated earnings and profits (as determined for federal income tax purposes). To the extent that the amount of any distribution on the outstanding Series A-1 Preferred Stock exceeds the Company's then current or accumulated earnings and profits (as determined for federal income tax purposes), the distribution will be treated as a return of capital, thus reducing the holder's adjusted tax basis in such outstanding Series A-1 Preferred Stock. The amount of any such excess distribution that is greater than the holder's adjusted tax basis in the outstanding Series A-1 Preferred Stock will be taxed as capital gain and will be long-term capital gain if the holder's holding period for such outstanding Series A-1 Preferred Stock exceeds one year.

    To the extent that dividends are treated as ordinary income, dividends received by corporate holders generally will be eligible for the 70% dividends-received deduction under Section 243 of the Code. There are, however, many exceptions and restrictions relating to the availability of such dividends-received deduction, such as restrictions relating to (i) the holding period of the stock on which the dividends are sought to be deducted, (ii) debt-financed portfolio stock, and (iii) taxpayers that pay alternative minimum tax. Corporate stockholders should consult their own tax advisor regarding the extent, if any, to which such exceptions and restrictions may apply to their particular factual situations.

    Under Section 1059 of the Code, the tax basis of Series A-1 Preferred Stock that has been held by a corporate stockholder for two years or less is generally reduced (but not below zero) by the non-taxed portion of an "extraordinary dividend" for which a dividends-received deduction is allowed. To the extent that a corporate holder's tax basis in its Series A-1 Preferred Stock would have been reduced below zero, such holder must generally recognize gain upon receipt of such an "extraordinary dividend." Generally, an "extraordinary dividend" is a dividend that (i) equals or exceeds 5% of the holder's basis in the Series A-1 Preferred Stock (treating all dividends that have ex-dividend dates within an 85-day period as a single dividend) or (ii) exceeds 20% of the holder's adjusted basis in the Series A-1 Preferred Stock (treating all dividends having ex-dividend dates within 365-day period as a single dividend). "Extraordinary dividend" also includes a non-pro-rata redemption of Series A-1 Preferred Stock, regardless of length of the corporate stockholder's holding period.

    CORPORATE STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE POSSIBLE APPLICATION OF SECTION 1059 OF THE CODE TO THEIR OWNERSHIP OF PREFERRED STOCK.

    The declaration and payment of cash dividends with respect to shares of Series A-1 Preferred Stock will, after the Effective Time, be limited under the terms of the financing arrangements of the Company. Dividends that are not declared currently will, under the terms of the Series A-1 Preferred Stock, be required to be paid at the time the Series A-1 Preferred Stock is redeemed or exchanged or the Surviving Corporation is liquidated, unless previously declared and paid. The Company intends to take the position that, under current law, holders of Series A-1 Preferred Stock are not required to include any such accrued and unpaid dividends in income until such dividends are declared or paid in cash, and the Company does not intend to treat any such accruing but undeclared and unpaid dividends as distributions to holders of Series A-1 Preferred Stock under the information reporting rules. Stockholders should be aware that the Internal Revenue Service could take the position that such dividends are includible in income as they accrue prior to the time that such dividends are declared or paid in cash.

SERIES A-1 PREFERRED STOCK DISCOUNT

    The Series A-1 Preferred Stock is subject to mandatory redemption on the twelfth anniversary of the date of its issuance (the "Mandatory Redemption"). In addition, subject to certain restrictions, the Series A-1 Preferred Stock is redeemable at any time or from time to time at the option of the Company at specified redemption prices (the "Optional Redemption"). In the event that the fair market value of a share of Series A-1 Preferred Stock is determined to be less than its stated liquidation preference at the time of the Merger, holders of Series A-1 Preferred Stock may be required, pursuant to Section 305(c) of the Code, to treat a portion of the difference between the Series A-1 Preferred Stock's issue price and its redemption price as constructive distributions of property includible in income on a periodic basis as it accrues.

    Section 305(c) of the Code provides that the entire amount of a redemption premium with respect to preferred stock that is subject to mandatory redemption is treated as being distributed to the holders of such preferred stock on an economic accrual basis over the period from issuance to the date of such mandatory redemption. Preferred stock generally is considered to have a redemption premium for this purpose if the price at which it must be redeemed (the "Redemption Price") exceeds its issue price (its fair market value at the time of issuance) by more than a DE MINIMIS amount. For this purpose, such excess (the "Series A-1 Preferred Stock Discount") will be treated as zero if it is less than 1/4 of 1% of the Redemption Price multiplied by the number of complete years from the date of issuance of the stock until the stock must be redeemed. Series A-1 Preferred Stock Discount is taxable as a constructive distribution to the holder (treated as a dividend to the extent of the Company's current and accumulated earnings and profits and otherwise subject to the treatment described above for distributions) over the term of the preferred stock using a constant interest rate method.

    Under recently issued regulations (the "Regulations"), certain optional redemption features may also result in constructive distributions over the period from the date of issue to the date of such optional redemption distribution. The Company does not believe that the optional redemption rights will result in constructive distributions to holders of Series A-1 Preferred Stock under these rules.

SALE OR REDEMPTION OF SERIES A-1 PREFERRED STOCK

    A redemption of shares of Series A-1 Preferred Stock for cash would be a taxable event. A redemption of shares of Series A-1 Preferred Stock for cash will generally be treated as a sale or exchange if the holder does not own, actually or constructively within the meaning of Section 318 of the Code, any stock of the Company other than the redeemed Series A-1 Preferred Stock. If a holder does own, actually or constructively, other stock of the Company (including Series A-1 Preferred Stock not redeemed), a redemption of Series A-1 Preferred Stock may, in certain circumstances, be treated as a dividend to the extent of the Company's current and accumulated earnings and profits (as determined for federal income tax purposes). Such dividend treatment would not be applied if the redemption is "not essentially equivalent to a dividend" with respect to the holder under Section 302(b)(1) of the Code. A distribution to a holder will be "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the holder's stock interest in the Company. For this purpose, a redemption of Series A-1 Preferred Stock that results in a reduction in the proportionate interest in the Company (taking into account any actual ownership of common stock of the Company and any stock constructively owned) of a holder whose relative stock interest in the Company is sufficiently minimal and who exercises no control over corporate affairs should be regarded as a meaningful reduction in the holder's stock interest in the Company.

    If the redemption of the Series A-1 Preferred Stock for cash is not treated as a distribution taxable as a dividend, the redemption would result in capital gain or loss equal to the difference between the amount of cash received and the holder's adjusted tax basis in the Series A-1 Preferred Stock redeemed, except to the extent that the redemption price includes dividends which have been declared by the Board of Directors of the Company prior to the redemption (such dividends being separately taxable as described above). Similarly, upon the sale of the Series A-1 Preferred Stock, the difference between the sum of the amount of cash and the fair market value of other property received and the holder's adjusted basis in the Series A-1 Preferred Stock would result in capital gain or loss. This gain or loss would be long-term capital gain or loss if the holder's holding period for the Series A-1 Preferred Stock exceeds one year.

    If a redemption of Series A-1 Preferred Stock is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount of cash received by the holder. The holder's adjusted tax basis in the redeemed Series A-1 Preferred Stock will be transferred to any remaining stock holdings in the Company. If the holder does not retain any actual stock ownership in the Company (only having a stock interest constructively), the holder may lose such basis entirely. Under the "extraordinary dividend" provision of Section 1059 of the Code, a corporate holder may, under certain circumstances, be required to reduce its basis in its remaining shares of stock of the Company (and possibly recognize gain) to the extent the holder claims the dividends-received deduction with respect to the dividend. See the discussion above under "--Distributions on Series A-1 Preferred Stock."

EXCHANGE OF SERIES A-1 PREFERRED STOCK FOR 12% JUNIOR SUBORDINATED NOTES

    If the Company elects to cause the exchange of shares of Series A-1 Preferred Stock for 12% Junior Subordinated Notes ("Junior Notes") of the Company, the exchange will be treated as a redemption subject to rules similar to the rules described above applicable to the redemption of the Series A-1 Preferred Stock for cash. If the exchange is treated as a sale or exchange of the shares of Series A-1 Preferred Stock, and if at the time of the exchange neither the Series A-1 Preferred Stock or the Junior Notes are publicly traded, gain, if any, recognized upon such exchange may be eligible for installment sale reporting for federal income tax purposes. Generally, the amount realized in connection with an exchange of the shares of Series A-1 Preferred Stock for Junior Notes will be equal to the principal amount of the Junior Notes received, unless either Series A-1 Preferred Stock or the Junior Notes are publicly traded at the time of the exchange. If the shares of Series A-1 Preferred Stock are exchanged for Junior Notes prior to the time that interest on the Junior Notes is required to be paid in cash at least as frequently as annually, the Junior Notes will likely be considered to bear original issue discount for federal income tax purposes, with the effect that holders will be required to include accruing interest in income as it accrues, regardless of the holder's method of accounting for federal income tax purposes. EACH STOCKHOLDER IS URGED TO CONSULT WITH HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE POSSIBLE TAX EFFECTS OF AN EXCHANGE FOR NOTES AND OF HOLDING NOTES.

BACKUP WITHOLDING

    Owners of Shares should be aware that the Company will be required in certain cases to withhold and remit to the United States Treasury 31% of amounts payable in the Merger or as dividends on Series A-1 Preferred Stock to any person (1) who has provided either an incorrect tax identification number or no number at all, (2) who is subject to backup withholding by the Internal Revenue Service for failure to report the receipt of interest or dividend income properly, or (3) who has failed to certify to the Company that he is not subject to backup withholding or that he is an "exempt recipient." Backup withholding is not an additional tax, but rather may be credited against the taxpayer's tax liability for the year.

                                APPRAISAL RIGHTS

    Each holder of record of Shares has the right to demand appraisal of his Shares in connection with the Merger, to have his Shares appraised by the Delaware Court of Chancery and to receive the fair value of his Shares as determined by such Court, in cash, if such stockholder follows the procedures set forth under Delaware law and summarized below.

    Holders of record of Shares who desire to exercise appraisal rights must satisfy all of the conditions contained in Section 262 of the DGCL. A written demand for appraisal of the Shares owned by a Stockholder seeking appraisal must be delivered to CORT by the record holder of such Shares before the taking of the vote on the Merger Agreement at the Special Meeting. Any such demands should be directed to: CORT Business Services Corporation, 4401 Fair Lakes Court, Suite 300, Fairfax, Virginia 22033, Attention: Secretary. This written demand for appraisal must be separate from any proxy or vote abstaining from or voting against adoption of the Merger Agreement. Voting against adoption of the Merger Agreement, abstaining from voting or failing to vote with respect to adoption of the Merger Agreement will not constitute a written demand for appraisal within the meaning of Section 262.

    STOCKHOLDERS ELECTING TO EXERCISE APPRAISAL RIGHTS UNDER SECTION 262 MUST NOT VOTE FOR ADOPTION OF THE MERGER AGREEMENT. A VOTE BY A STOCKHOLDER AGAINST ADOPTION OF THE MERGER AGREEMENT IS NOT REQUIRED IN ORDER FOR THAT STOCKHOLDER TO EXERCISE APPRAISAL RIGHTS. HOWEVER, IF A STOCKHOLDER RETURNS A SIGNED PROXY BUT DOES NOT SPECIFY A VOTE AGAINST ADOPTION OF THE MERGER AGREEMENT OR A DIRECTION TO ABSTAIN, THE PROXY, IF NOT REVOKED, WILL BE VOTED FOR ADOPTION OF THE MERGER AGREEMENT, WHICH WILL HAVE THE EFFECT OF WAIVING THAT STOCKHOLDER'S APPRAISAL RIGHTS.

    A demand for appraisal will be sufficient if it reasonably informs CORT of the identity of the Stockholder and that such Stockholder intends thereby to demand appraisal of such Stockholder's Shares.

    Only a holder of record of Shares is entitled to assert appraisal rights for the Shares registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder's name appears on the stock certificates. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand for appraisal should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand for appraisal should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds Shares as nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, the written demand should set forth the number of Shares as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner. Holders of Shares who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee.

    Within 10 days after the Effective Time, the Surviving Corporation must send a notice as to the effectiveness of the Merger to each person who has properly demanded appraisal in accordance with the provisions of Section 262 of the DGCL. Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any record holder of shares entitled to appraisal rights under
Section 262 of the DGCL and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares. The Surviving Corporation is not under any obligation, and CORT has no present intention, to file a petition with respect to the appraisal of the fair value of the Shares. Accordingly, it is the obligation of the Stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262 of the DGCL.

    Within 120 days after the Effective Time, any record holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not voted in favor of the Merger with respect to which demands for appraisal were received and the aggregate number of holders of such Shares. Such statements must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation.

    If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine the Stockholders entitled to appraisal rights and will appraise the "fair value" of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Stockholders considering seeking appraisal should be aware that the fair value of their Shares as determined under Section 262 of the DGCL could be more than, the same as or less than the value of the consideration that they would otherwise receive in the Merger if they did not seek appraisal of their Shares. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, the Delaware courts have stated that the statutory appraisal remedy under Section 262 of the DGCL may not be a Stockholder's exclusive remedy, depending on the factual circumstances. See "Certain Litigation".

    The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Shares have been appraised. The costs of the action may be determined by the court and taxed upon the parties as the court deems equitable. Upon application of a Stockholder, the court may also order that all or a portion of the expenses incurred by any holder of Shares in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the Shares entitled to appraisal.

    Any Stockholder who has duly demanded an appraisal in compliance with
Section 262 of the DGCL will not, after the Effective Time, be entitled to vote the Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those Shares (except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time).

    If any Stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the right to receive the Merger consideration without interest in accordance with the Merger Agreement. A holder of Shares will fail to perfect, or will effectively lose, the right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. A holder may withdraw a demand for appraisal by delivering to the Surviving Corporation a written withdrawal of the demand for appraisal and acceptance of the Merger, except that any such attempt to withdraw made more than 60 days after the Effective Time will require the written approval of the Surviving Corporation and, after a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any Stockholder without the approval of the Court.

    Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

    The foregoing is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of such Section, a copy of which is attached hereto as Annex C.

    It is a condition to the obligations of CBF and CBF Sub to consummate the Merger, which condition may be waived by CBF and CBF Sub, that the holders of not more than five percent of the outstanding Shares on a fully-diluted basis properly demand appraisal under the DGCL.

           CERTAIN INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES

    CBF is a newly formed Delaware limited liability company, and its wholly-owned subsidiary, CBF Sub, is a newly formed Delaware corporation organized at the direction of BRS for the purpose of consummating the Merger. The address of CBF's and CBF Sub's principal executive offices is c/o Bruckmann, Rosser, Sherrill & Co., Inc., 126 East 56(th) Street, New York, NY 10022. It is not anticipated that, prior to the Merger, CBF or CBF Sub will have any significant assets or liabilities (other than those obtained or incurred in connection with the Merger, including the Financing) or will engage in any activities other than those incident to their formation and capitalization, the arrangement of the Financing and the Merger.

    All of the outstanding capital stock of CBF Sub is owned by CBF. All of the outstanding membership interests of CBF are, and immediately prior to the consummation of the Merger are, expected to be owned by BRS and certain of its affiliates. The Affiliated Stockholders include CVC, James Urry, Michael Delaney, Bruce Bruckmann, Paul Arnold, Steven Jobes, Charles Egan, and Frances Ann Ziemniak and certain other employees of the Company approved by CBF and the Company.

    Information regarding the directors and officers of CBF and CBF Sub is set forth in "CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY FOLLOWING THE MERGER AND CBF."

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The following unaudited pro forma condensed financial statements (the "Pro Forma Financial Statements") are based on the historical consolidated financial statements of the Company.

    The pro forma condensed consolidated balance sheet gives effect to the Merger as if it was consummated on December 31, 1998. The pro forma condensed consolidated statement of operations give effect to the Merger as if it was consummated on January 1, 1998. The pro forma adjustments are described more fully in the accompanying notes.

    The Pro Forma Financial Statements are presented for informational purposes only and do not purport to be indicative of the results of operations that actually would have been achieved had the Merger been consummated on the date or for the periods indicated and do not purport to be indicative of the financial position or results of operations as of any future date or for any future period. The Pro Forma Financial Statements should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 1998, as amended, the Consolidated Financial Statements of the Company and related notes thereto and the other financial information contained in the documents incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

    The pro forma adjustments were applied to the respective historical statements to reflect and account for the merger as a recapitalization. Accordingly, the historical basis of the Company's assets and liabilities has not been affected by the Merger.

                       CORT BUSINESS SERVICES CORPORATION

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1998

                             (DOLLARS IN THOUSANDS)

                                                                                           PRO FORMA
                                                                             HISTORICAL   ADJUSTMENTS  ADJUSTED
                                                                             -----------  -----------  ---------
Revenue:
  Furniture rental.........................................................     265,871           --     265,871
  Furniture sales..........................................................      53,093           --      53,093
                                                                             -----------  -----------  ---------
    Total revenue..........................................................     318,964           --     318,964
Operating costs and expenses:
  Cost of furniture rental.................................................      47,863           --      47,863
  Cost of furniture sales..................................................      32,354           --      32,354
  Selling, general and administrative expenses.............................     186,100        1,000(a)   187,100
                                                                             -----------  -----------  ---------
  Total costs and expenses.................................................     266,317        1,000     267,317
                                                                             -----------  -----------  ---------
Operating earnings.........................................................      52,647       (1,000)     51,647
Interest expense, net......................................................       7,837       26,088(b)    33,925
                                                                             -----------  -----------  ---------
Income before income taxes.................................................      44,810      (27,088)     17,722
Income tax expense.........................................................      18,907      (10,835)(c)     8,072
                                                                             -----------  -----------  ---------
  Income before extraordinary loss.........................................      25,903      (16,253)      9,650
                                                                             -----------  -----------  ---------
                                                                             -----------  -----------  ---------

     NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(a) Reflects the $1.0 million annual management fee pursuant to the Management Agreement. See "SPECIAL FACTORS--Interests of Certain Persons in the Merger, Conflicts of Interest."

(b) Reflects the increased interest cost related to the New Credit Facility and the Senior Subordinated Notes, as follows:

New Credit Facility:
  Interest.........................................................  $   6,815
  Unused Line Fee..................................................        650
Senior Subordinated Notes..........................................     25,000
Amortization of financing fees/debt issue costs over the period of
  the related financing............................................      1,460
                                                                     ---------
    Total pro forma interest expense...............................  $  33,925
Historical interest costs..........................................     (7,837)
                                                                     ---------
    Pro forma adjustment...........................................  $  26,088
                                                                     ---------
                                                                     ---------

    The New Credit Facility is assumed to bear interest at an annual rate of LIBOR plus margins of 2.00% on amounts borrowed; bear interest at 2.00% for amounts reserved for letters of credit; and bear a fee of 0.5% for the undrawn portion of the unused commitments. LIBOR is based on the average rate for 1998 of 5.50%. $89.5 million was assumed to be utilized to consummate the Merger. Approximately $5.0 million is assumed to be reserved for letters of credit. The Senior Subordinated Notes are assumed to bear interest at 10.0%. A 0.125% change in the interest rate on the above loans would increase or decrease annual interest expense and net income as follows:

                                                            ANNUAL INTEREST EXPENSE     NET INCOME
                                                           -------------------------  ---------------
New Credit Facility......................................          $     112             $      67
Senior Subordinated Notes................................                313                   188

    Deferred financing fees on the New Credit Facility and the Senior Subordinated Notes are amortized over six and ten years, respectively.

(c) Reflects the effect on income tax expense of the pro forma adjustments described in the footnotes herein at an incremental effective tax rate of 40%.

                       CORT BUSINESS SERVICES CORPORATION

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1998

                             (DOLLARS IN THOUSANDS)

                                                                   HISTORICAL   PRO FORMA ADJUSTMENTS    ADJUSTED
                                                                  ------------  ----------------------  ----------
Assets:
  Cash and cash equivalents.....................................           703                  --             703
  Accounts receivable, net......................................        14,585                  --          14,585
  Prepaid expenses..............................................         5,918                  --           5,918
  Rental furniture, net.........................................       189,059                  --         189,059
  Property, plant and equipment, net............................        43,861                  --          43,861
  Investment....................................................         3,000                  --           3,000
  Other receivables and assets, net.............................         3,048              11,960(a)
                                                                                             7,541(f)       22,549
  Goodwill, net.................................................        72,722                  --          72,722
                                                                  ------------         -----------      ----------
                                                                       332,896              19,501         352,397
                                                                  ------------                          ----------
                                                                  ------------                          ----------
Liabilities
  Accounts payable..............................................         3,417                  --           3,417
  Rental security deposits......................................         9,581                  --           9,581
  Accrued expenses..............................................        21,076                  --          21,076
  Deferred rental revenue.......................................        11,541                  --          11,541
  Existing credit facility......................................        90,800             (90,800)(b)          --
  New credit facility...........................................                            89,450(c)       89,450
  Senior subordinated notes.....................................                           250,000(c)      250,000
  Deferred income taxes.........................................        20,819                  --          20,819
                                                                  ------------         -----------      ----------
                                                                       157,234             248,650         405,884
Mandatorily redeemable preferred stock:
  Series A-1....................................................            --              29,807(d)       29,807
  Series A-2....................................................            --              35,000(d)       35,000
  Series B......................................................            --              35,000(d)       35,000
  Series C......................................................            --              30,000(d)       30,000
Stockholders' equity:
  Common stock..................................................           131                  50(d)           --
                                                                                              (131)(e)          50
  Additional paid in capital....................................       105,940            (105,940)(e)          --
                                                                                             4,950(d)        4,950
  Retained earnings (deficit)...................................        69,591            (256,886)(e)          --
                                                                            --                (999)(f)    (188,294)
                                                                  ------------         -----------
  Total stockholders' equity (deficit)..........................       175,662            (358,956)       (183,294)
                                                                  ------------         -----------      ----------
                                                                       332,896              19,501         352,397
                                                                  ------------         -----------      ----------
                                                                  ------------         -----------      ----------

            NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

    (a) Reflects the payment of deferred financing fees related to the New Credit Facility and Senior Subordinated Notes. The Company has no significant deferred financing fees in its historical balance sheet.

    (b) Reflects the repayment of the borrowings outstanding under the existing credit facility with a portion of the proceeds from the New Credit Facility. The Company currently estimates that the amounts outstanding under the existing credit facility at the Effective Time will be approximately $84.7 million.

    (c) Reflects the borrowings under the New Credit Facility and Senior Subordinated Notes.

    (d) Reflects the presently anticipated issuance of securities of the Company to CVC, BRS and their affiliates (the "Investors") and Affiliated Stockholders excluding the Investors (the "Management Stockholders") as well as shares of Series A-1 Preferred Stock issued to holders of CORT shares prior to the Effective Date, as follows:

                                                                              MANAGEMENT      EXISTING
                                                                  INVESTORS  STOCKHOLDERS   STOCKHOLDERS    TOTAL
                                                                  ---------  -------------  ------------  ---------
Mandatorily Redeemable Preferred Stock:
Series A-1......................................................  $  10,320    $   2,079     $   17,408   $  29,807
Series A-2......................................................     35,000           --             --      35,000
Series B........................................................     32,472        2,528             --      35,000
Series C........................................................     27,833        2,167             --      30,000
Common Stock:
  At Par........................................................         42            8                         50
  Capital in Excess of Par......................................      4,133          817                      4,950

    (e) Reflects the purchase of CORT shares for the Merger, assuming that no stockholders exercise appraisal rights in connection with the Merger.

    (f) Reflects the fees and expenses anticipated to be paid to effect the merger, including a management bonus that will be paid upon completion of the Merger. These fees and expenses and related tax benefits are excluded from the unaudited pro forma condensed consolidated statement of operations since they are nonrecurring, result directly from the Merger and will have no impact on the Company's future operations. The tax benefits of the management bonus as well as the settlement of management, directors and employees stock options are reflected as a receivable.

                                 CAPITALIZATION

    The following table sets forth the historical capitalization of the Company as of December 31, 1998, and the pro forma capitalization of the Company as of December 31, 1998. The information set forth below should be read in conjunction with the Pro Forma Financial Statements included elsewhere herein. See "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS."

                                                                                              DECEMBER 31, 1998
                                                                                           ------------------------
                                                                                           HISTORICAL   AS ADJUSTED
                                                                                           -----------  -----------
Debt:
  Existing Credit Facility...............................................................      90,800
  New Credit Facility....................................................................          --       89,450
  Senior Subordinated Notes..............................................................          --      250,000
                                                                                           -----------  -----------
    Total Debt...........................................................................      90,800      339,450
Mandatorily Redeemable Preferred Stock:
  Series A-1 (1).........................................................................                   29,807
  Series A-2 (2).........................................................................          --       35,000
  Series B (3)...........................................................................          --       35,000
  Series C (4)...........................................................................          --       30,000
  Total Mandatorily Redeemable
                                                                                                        -----------
    Preferred Stock......................................................................          --      129,807
Stockholders' equity (deficit)
  Common Stock (5).......................................................................         131           50
  Capital in Excess of Par...............................................................     105,940        4,950
  Retained Earnings (deficit)............................................................      69,591     (188,294)
                                                                                           -----------  -----------
    Total Stockholders' Equity (Deficit).................................................     175,662     (183,294)
                                                                                           -----------  -----------
Total Capitalization.....................................................................     266,462      285,963
                                                                                           -----------  -----------
                                                                                           -----------  -----------

------------------------

(1) Assumes that no stockholders exercise appraisal rights in connection with the Merger. Upon the consummation of the Merger it is currently anticipated that approximately 34.6% of these shares will be held by the Investors, approximately 7.0% will be held by the Management Stockholders and approximately 58.4% will be held by existing stockholders of the Company.

(2) Upon the consummation of the Merger it is currently anticipated that approximately 100% of these shares will be held by the Investors.

(3) Upon the consummation of the Merger it is currently anticipated that approximately 92.8% of these shares will be held by the Investors and approximately 7.2% will be held by the Management Stockholders.

(4) Upon the consummation of the Merger it is currently anticipated that approximately 92.8% of these shares will be held by the Investors and approximately 7.2% will be held by the Management Stockholders.

(5) Upon the consummation of the Merger it is currently anticipated that approximately 83.5% of these shares will be held by the Investors and approximately 16.5% will be held by the Management Stockholders. Such percentages do not give effect to any New Options which may be granted to management or employees.

See "SECURITY OWNERSHIP IN THE SURVIVING COMPANY."

                            BUSINESS OF THE COMPANY

OVERVIEW

    CORT Business Services Corporation (the "Company" or "CORT") through its wholly-owned subsidiary CORT Furniture Rental Corporation ("CFR") is the leading national provider of rental furniture, accessories and related services in the growing and fragmented "rent-to-rent" segment of the furniture rental industry. The "rent-to-rent" segment serves both corporate and individual customers who desire flexibility to meet their temporary and transitional needs. The Company focuses on corporate customers by offering office and residential furniture and related accessories through a direct sales force of approximately 900 salespeople and a network of 119 showrooms in 34 states and the District of Columbia. The Company believes that approximately 80% of its rental revenue is derived from its corporate customers, while the remainder is derived principally from rentals to middle- and upper-income level individuals. The Company maintains the showroom quality condition of its merchandise available for rent by selling its previously rented merchandise through a network of 83 company-operated clearance centers, thereby enabling the Company to regularly update its inventory with new styles and new merchandise. Sales of furniture through clearance centers, at prices which for the last five years have averaged 108% of the furniture's original cost, allow the Company to maximize the residual value of its rental merchandise. Furniture sales through clearance centers and other sales accounted for approximately 17% of the Company's total 1998 revenue.

    As the industry leader and the only "rent-to-rent" furniture rental company with a national presence, CORT is well-positioned to take advantage of the growing demand for furniture rental services. This demand is believed to be driven by continued growth in management and professional employment, the increasing importance to American business of flexibility and outsourcing and the impact of a more mobile and transitory population. The Company is called upon to meet furniture rental needs of a corporate customer base which includes Fortune 500 companies, small businesses and professionals, owners and operators of apartment communities, and corporate housing providers.

    According to industry estimates, a significant portion of the "rent-to-rent" furniture rental revenues is derived from single-location and small regional rental businesses which present attractive consolidation opportunities for the larger "rent-to-rent" furniture rental companies such as CORT. Since the beginning of 1993, the Company has acquired two larger regional competitors, General Furniture Leasing and Evans Rents, and has completed and successfully integrated 21 lease portfolio acquisitions in addition to the four acquisitions made in its trade show furnishings business. Management believes that CORT is well-positioned to continue capitalizing on the industry's consolidation trend due to its national presence, leading market share and financial capacity.

BUSINESS STRATEGY

    Management believes that CORT's size, national presence, consistently high-level customer service, product quality and broad product selection, depth of management and efficient clearance centers have been key contributors to the Company's success. The Company's objective is to build on these fundamentals and increase further its revenue and operating earnings and expand its margins by continuing to pursue its growth strategy. The key components of this strategy are (i) making selective acquisitions; (ii) initiating operations in new markets and adding showrooms and clearance centers in existing markets; (iii) expanding its corporate customer base and (iv) continuing to invest in the development of various new products and services.

ACQUISITIONS

    The primary focus of the Company's growth strategy has been and will continue to be the selective acquisition of small lease portfolios and regional companies in new and existing markets. Since the beginning of 1993, the Company has completed 21 lease portfolio acquisitions which include entrance into the New York City, Salt Lake City, Pittsburgh and Cleveland markets. The purchase of the rental furniture business of Instant Interiors Corporation expanded CORT's reach into the Midwest, particularly in Michigan, Illinois, Indiana, and Ohio, and provided a centralized distribution format that is cost effective in serving large geographic areas containing many smaller cities. In a typical lease portfolio acquisition, the Company acquires existing leases and rental furniture. Additionally, the Company retains sales personnel with strong local customer relationships. The Company generally does not acquire showrooms, distribution facilities or clearance centers in existing markets. However, in new markets, the Company may choose to retain such real estate. The Company also believes that there are a select number of opportunities to acquire larger regional companies in order to enter new markets and increase its market share in existing markets. For example, the Company has acquired two larger regional companies: General Furniture Leasing in September 1993, which had total revenues of approximately $41.5 million for fiscal year 1992, and Evans Rents in April 1996, which had total revenues of approximately $30.5 million for fiscal year 1995. The acquisition of General Furniture Leasing provided CORT with immediate access to new market areas and additional critical mass in CORT's existing markets. Evans Rents provided CORT with additional critical mass in the greater Los Angeles and San Francisco areas, increased the percentage of rental revenue derived from the rental of higher-margin office furniture products and contributed additional expertise in the supply of furniture for trade shows and conventions.

    The Company entered the trade show furnishings business through acquisition of three businesses in 1997. These businesses have been integrated to create CORT's trade show furnishings segment and will establish CORT as one of the major players in this segment of the furniture rental industry. To further expand this segment the Company purchased certain assets of the trade show furnishings business of Aaron Rents, Inc. in October 1998. The trade show furnishings business serves the major trade show contractors and corporate exhibitors nationwide and provides specialty rental furniture for use at conventions and trade shows. Major locations served include: Atlanta, Chicago, Dallas, Las Vegas, Los Angeles, New Orleans, New York City, Orlando, San Francisco, and Washington, D.C.

NEW MARKETS AND ADDITIONAL FACILITIES

    The Company continues to expand the number of showrooms and clearance centers within its existing markets as well as initiate new operations, including showrooms, distribution facilities and clearance centers, in strategically identified geographic locations where it currently does not conduct business and where attractive acquisition opportunities do not exist. By increasing the number of showrooms and clearance centers associated with existing distribution facilities, the Company is able to distribute its real estate, personnel and other fixed costs over a larger revenue base. Since the beginning of 1995, CORT has begun operations in eight new metropolitan markets:
Huntsville, AL; Little Rock, AR; Des Moines, IA; St. Louis, MO; Las Vegas, NV; Portland, OR; El Paso, TX and Milwaukee, WI.

EXPANDED CORPORATE CUSTOMER BASE

    The Company seeks to increase its corporate customer base in order to capitalize on the longer lease terms, higher average lease amounts and multiple lease transactions associated with corporate customers. In addition, corporate customers more frequently enter into higher-margin office furniture leases. The Company intends to grow revenue by increasing its corporate customer base through expanded emphasis on national accounts, further development of sales personnel with business-to-business sales experience and continued advertising. In addition, the Company has introduced the high quality brand of office systems furniture by Herman Miller. The Company continues to increase awareness among its sales force of the benefits and breadth of its office product offerings through expanded training programs and to focus the efforts of its sales force on these products by increased incentive compensation for office product rentals.

DEVELOPMENT OF NEW PRODUCTS AND SERVICES

    The Company continues to invest in the development of other products and services. Products and services in various stages of development include the rental of housewares amenity packages, the supply of furniture for trade shows and conventions, and a website that provides information for relocating customers. Management believes that the gradual introduction of new products and services allows the Company to experiment with such products and services at a relatively low initial cost.

THE "RENT-TO-RENT" INDUSTRY

    The "rent-to-rent" segment of the furniture rental industry serves both corporate and individual customers who generally have immediate, temporary needs for office or residential merchandise but who typically do not seek to own such merchandise. Office product customers range from large corporations who desire flexibility to meet their temporary and transitional needs, to small businesses and professionals who require office furnishings but seek to conserve capital. Residential product customers include corporations seeking to provide furnishings for corporate employees who have been relocated or who are on temporary assignment, apartment community managers and others seeking to provide furnished apartments and individual residents seeking to rent furnishings for their own homes and apartments.

    Management believes the demand for rental products is driven by continued growth in management and professional employment levels, the changing trends in American business towards flexibility and outsourcing and the impact of a more mobile and transitory population.

    The "rent-to-rent" business is differentiated from the "rent-to-own" business primarily by the terms of the rental arrangements and the type of customer served. "Rent-to-rent" customers generally desire high quality furniture to meet temporary needs, have established credit, and pay on a monthly basis. Typically, these customers do not seek to acquire the property rented. In the typical "rent-to-rent" transaction, the customer agrees to rent merchandise generally for three to six months, subject to extension by the customer on a month-to-month basis. By contrast, "rent-to-own" arrangements are generally made by customers without established credit whose objective is to acquire ownership of the property. "Rent-to-own" arrangements are typically entered into on a month-to-month basis and require weekly rental payments.

OPERATING SEGMENTS

    The Company has identified the following operating segments based on the distinct products/services from which each derives revenue:

    FURNITURE RENTAL--RENTAL OF RESIDENTIAL AND OFFICE FURNITURE AND ACCESSORIES TO INDIVIDUAL AND CORPORATE CUSTOMERS.

    FURNITURE SALES--SALE OF NEW OR PREVIOUSLY RENTED RESIDENTIAL AND OFFICE FURNITURE TO THE GENERAL PUBLIC.

    TRADE SHOW OPERATIONS--SHORT TERM RENTAL OF DISPLAY AND WORKPLACE FURNISHINGS FOR TRADE SHOWS, CONVENTIONS AND SPECIAL EVENTS TO CORPORATE CUSTOMERS AND TRADE SHOW ASSOCIATIONS.

    HOUSEWARES OPERATIONS--RENTAL OF KITCHEN, BEDROOM AND BATHROOM ACCESSORIES TO THE FURNITURE RENTAL SEGMENT.

    Furniture rental and furniture sales segments represent the aggregation of individual districts, all of which have similar economic characteristics and distribution methods. Trade Show Operations and Housewares Operations do not meet the quantitative thresholds and are aggregated with furniture rental and furniture sales for reporting purposes.

    The Company reports separately, in its Consolidated Statements of Operations, the revenue and associated cost of revenue of its remaining reportable segments. Operating segments are measured on the basis of gross margin; operating expenses, goodwill amortization, interest expense, tax expense, and extraordinary items are not allocated to the individual segments.

    Assets and liabilities are not specifically allocated between Furniture Rental and Furniture Sales. All rental furniture is available for rental or sale.

PRODUCTS

    The Company rents a full line of furniture and accessories throughout the United States for office and residential purposes. The Company classifies its furniture leases based on the type of furniture leased and the expected use of the furniture.

OFFICE PRODUCTS

    In order to capitalize on the significant profit potential available from the longer average rental periods and the higher average monthly rent for office products, the Company's strategy is to emphasize office furniture rentals. The Company offers a full range of office, conference room and reception area furniture, including desks, chairs, tables, credenzas, panel systems and accessories. In order to promote longer office lease terms, the Company leases furniture to its corporate customers at rates that reflect a premium on leases that are less than six months and a discount on leases of more than six months.

    The Company's office furniture customers consist primarily of large companies that desire flexibility to satisfy temporary and transitional needs and small or start-up businesses that have immediate and changing furniture requirements but seek to minimize capital outlay. The Company emphasizes its ability to outfit an entire office with high quality furniture in two business days, as well as its ability to provide consistent customer service and product quality nationwide.

RESIDENTIAL PRODUCTS

    The Company leases residential products to corporate customers who are temporarily or permanently relocating employees, to apartment managers and owners and others who are providing furnished apartments and to individual end users of the furniture. The Company offers a broad range of household furniture, including dining room, living room and bedroom pieces, as well as certain electronic products.

    A significant portion of the Company's residential furniture rentals are derived from corporate relocations and temporary assignments, as new and transferred employees of the Company's corporate customers enter into leases for residential furniture. The Company's sales personnel maintain contact with corporate relocation departments and present the possibility of obtaining fully-furnished rental apartments as a lower cost alternative to hotel accommodations. Thus, the Company offers its corporate rental customers a way to reduce the costs of corporate relocations while developing residential business with new and transferred employees. The Company's ability to service both corporate and individual needs creates a broad corporate customer base accompanied by an increasing pool of employees utilizing the Company's residential services.

OTHER PRODUCTS AND SERVICES

    CORT offers several other products and services. The Company offers houseware amenity packages (such as linens, towels, dishes, cookware and other kitchen, bedroom and bath accessories) for rent to its furniture rental customers. The Company had generally distributed houseware amenity packages through third-party contractors either under subcontract arrangements or direct referrals. The Company continues to expand the distribution of its own houseware amenity packages to capture profits currently realized by third-party contractors.

    The Company provides rental specialty furniture for short term use at trade shows, conventions and special events through its tradeshow furnishings operation. The Company had operations in New Orleans and California. The tradeshow services business expanded through the acquisition of three tradeshow businesses in March 1997 and one tradeshow business in October 1998. The combination of CORT's national network with the experience of these organizations should provide the Company with a competitive advantage in the tradeshow and convention services business.

    The Company established Relocation Central, a website that provides information about major cities such as apartment finders, school systems, movers and local recreation for relocating individuals. Relocation Central provides the Company with an additional marketing tool while also providing valuable information to potential customers. In addition, the Company has developed two other websites, CORT 1 and CORT Tradeshow, as part of its internet strategy.

OPERATIONS

LEASE TERMS

    The Company typically leases furniture to individuals and corporate accounts for three-, six- and twelve-month terms, which may be and often are extended by its customers on a month-to-month basis. Management believes that, on average, furniture remains on lease for approximately nine months at a time. Although rental contracts may give the customer the option to purchase the merchandise rented, only a small percentage of the Company's rental leases lead to customer ownership.

    The Company's strategy is to price rentals to recover the original cost of the furniture over a ten-month rental "payout period." However, pricing and payout periods often vary with the length of the leases. The Company frequently charges a delivery fee and, in the absence of proof of insurance, a waiver fee. Within general company guidelines, each district has discretion to set prices based upon local market factors.

    The Company may also require a customer security deposit which will be returned at the end of the lease upon satisfactory compliance with the terms of the lease. The Company requires applications from prospective rental customers and performs credit investigations before approving such applications. In each of the last five years, the Company's bad debt losses have been limited to 0.7% of revenue or less.

CUSTOMER SERVICES

    CORT is dedicated to providing consistently high quality customer service nationwide to its corporate and individual customers. Through its national network, the Company more efficiently services its corporate clients by providing a single point of contact for customers who have furniture needs in multiple locations, offering consistent quality of products and services at all CORT locations, and offering a broad spectrum of products to customers. Under its Personal Service Guaranty, the Company ensures customers of CORT Furniture Rental that they will be satisfied with the furniture they rent or the Company will exchange it for similar furniture within two business days, free of charge. Additionally, the Company's employees assist customers with space planning, interior design and apartment location services.

FURNITURE SALES

    For the last five years, the Company has derived 71% of its furniture sales revenue from clearance centers sales. The remaining furniture sales revenue is derived primarily from lease conversions and sales of new furniture. Sales of rental furniture allow the Company to control inventory levels and maintain showroom quality of rental inventory. On average, furniture is typically sold through the clearance centers three years after its initial purchase by the Company. For the last five years, sales of rental furniture through the clearance centers have had an average recovery margin on the original cost of furniture of approximately 108%, at a price which is usually considerably lower than the price of comparable new merchandise. Management believes that its ability to recover the original cost of its furniture through its clearance centers is a key contributor to the Company's profitability.

SALES, MARKETING AND ADVERTISING

    The Company employs a sales force of approximately 900 people, including managers and supervisors, rental consultants, commercial account executives, residential account executives, and clearance center personnel. In general, rental consultants service walk-in showroom customers, clearance center sales personnel are responsible for walk-in clearance center customers and commercial and residential account executives work to develop office and residential customers in their markets. Utilizing the Company's national distribution network to emphasize its ability to serve customers throughout the country, the Company employs fourteen national account representatives who are responsible for customers with business in more than one district.

    CORT's sales representatives receive professional, business-to-business sales training through the Company's CORT University program, which was developed as part of the Company's continuing effort to increase rental revenue and improve customer service. Management believes that the program's emphasis on a problem solving, value-added approach to clients' needs enhances its relationships with customers and provides CORT with a competitive advantage in marketing to corporate customers.

    The Company markets its services through brochures, newspapers, periodicals, yellow pages, radio, television and direct response media and over the internet (http://www.cort1.com, http:/ www.corttradeshow.com and http://www.relocationcentral.com). The Company designs its marketing program both to promote the business and to increase awareness of the advantages of renting in the residential and office furniture markets.

PURCHASING AND DISTRIBUTION

    The Company has a national product line chosen by its merchandising group. Each district manager, in consultation with his or her regional merchandising manager, selects from the national product line based on an analysis of customer demand within such manager's specific market. Each district then places purchase orders directly with the Company's vendors and shipment is arranged through the Company's freight analyst directly to the district warehouse.

    The Company acquires furniture from a large number of manufacturers and is not dependent on any particular manufacturer as a source of supply. In 1998, no furniture manufacturer accounted for more than 10% of the Company's furniture purchases. Management believes that the Company is able to purchase furniture at lower prices than its competitors due to the centralized selection of its product line and large volume of purchases. The Company is generally able to obtain prompt delivery of furniture from its suppliers and has not experienced significant interruptions in its business resulting from delays in acquiring furniture.

    Merchandise is delivered to rental customers by Company employees via owned or leased trucks after a rental agreement has been signed. At the end of the lease term, rental furniture is returned to the Company's warehouses where it is inspected, cleaned and/or repaired in preparation for future rental or sale. If it is determined that the furniture is appropriate for sale rather than future rental, the furniture is then transferred to a clearance center. Company warehouses are typically located next to a clearance center, thereby allowing the Company to reduce shipping expenses and realize efficiency gains.

COMPETITION

    The "rent-to-rent" segment of the furniture rental industry is highly competitive. Management believes that Aaron Rents, Globe Business Resources and Brook Furniture Rental are the Company's most significant competitors. In addition, there are numerous smaller regional and local "rent-to-rent" furniture companies as well as retailers offering residential and office furniture. Management believes that the principal competitive factors in the furniture rental industry are product value, furniture condition, extent of furniture selection, terms of rental agreement, speed of delivery, exchange privilege, option to purchase, deposit requirements and customer service level.

    With respect to sales of furniture through its clearance centers, the Company competes with numerous used and new furniture retailers, some of which are larger than the Company and have greater financial resources. Management believes that price and value are the principal competitive factors in its furniture sales.

EMPLOYEES

    On December 31, 1998, the Company employed approximately 2,700 people, of whom approximately 106 were employed at corporate headquarters. Approximately 900 people were employed as salespersons, 1,500 people were employed in the warehouse and distribution portion of the business and the remainder in district and regional administrative positions.

    The Company's warehouse and delivery employees in Maryland (approximately 49 persons) are represented by an independent union under a contract which expires in December 1999. Additionally, 16 of the Company's warehouse and delivery employees in New York City are represented by the Local 840 of the International Brotherhood of Teamsters under a contract which expires in June 1999.

    The Company believes that its relationships with its employees are good.

TRADEMARKS AND NAME RECOGNITION

    The Company engages in business primarily under the CORT Furniture Rental tradename, which has been used in the furniture rental business for over 20 years. The Company has established its reputation as a provider of quality furniture and customer service using this name. The Company feels that reputation and name recognition are important to customers. Therefore, following an acquisition in a new market, the Company may use a combination of the CORT and acquired business name to maintain customer recognition for a period of time.

REGULATORY MATTERS

    Compliance with Federal, state and local laws and regulations governing pollution and protection of the environment is not expected to have any material effect upon the financial condition or results of operations of the Company.

PROPERTIES

    As of December 31, 1998, the Company carried out its rental, sales and warehouse operations through 277 facilities, of which 20 were owned and 257 were leased. The leased facilities have lease terms with expiration dates ranging from 1999 to 2014. Upon the expiration of its leases, the Company generally has been able to either extend its leases or obtain suitable alternative facilities on satisfactory terms. Management seeks to locate properties in new markets where rental, clearance and warehouse operations can be combined in one facility. As the Company expands in a particular district, the Company seeks to open free-standing showrooms and clearance centers that can be serviced from pre-existing warehouses. The Company's showrooms generally have 4,500 square feet of floor space. The Company regularly reviews the presentation and appearance of its furniture showrooms and clearance centers and periodically improves or refurbishes them to enhance their attractiveness to customers.

    The Company's decision to enter a new market is based upon its review of current demographic information, short- and long-term population and business growth projections and the level of existing competition. Once the decision is made to enter a new market, management selects individual showroom locations by reviewing demographic information, accessibility, visibility, customer traffic, location of competitors and cost.

    The metropolitan areas in which the Company operates, together with the current number of showrooms in each metropolitan area, are set forth in the table below:

                   DISTRICT LOCATIONS                         NUMBER OF SHOWROOMS
---------------------------------------------------------  -------------------------
ALABAMA                                 Huntsville                         1
ARIZONA                                 Phoenix                            2
ARKANSAS                                Little Rock                        1
CALIFORNIA                              Orange County                      2
                                        Los Angeles                        6
                                        Sacramento                         1
                                        San Diego                          1
                                        San Francisco                      5
                                        Santa Clara                        2
COLORADO                                Denver                             2
DISTRICT OF COLUMBIA                    (1)                                7
FLORIDA                                 Ft. Lauderdale                     2
                                        Jacksonville                       1
                                        Miami                              2
                                        Orlando                            3
                                        Pensacola                          1
                                        Tampa                              2
GEORGIA                                 Atlanta                            6
ILLINOIS                                Chicago                            4
INDIANA                                 Indianapolis                       3
IOWA(3)                                 Des Moines                        --
KANSAS                                  Kansas City                        1
KENTUCKY                                Louisville                         2
LOUISIANA                               Baton Rouge                        2
                                        New Orleans                        1
MASSACHUSETTS                           Boston                             3
MICHIGAN                                Ann Arbor                          1
                                        Detroit                            4
                                        Grand Rapids                       1
                                        Kalamazoo                          1
                                        Lansing                            1
MINNESOTA                               Minneapolis                        2
MISSOURI                                St. Louis                          1
NEVADA                                  Las Vegas                          1
NEW JERSEY                              Kearny                             3
NEW MEXICO                              Albuquerque                        1
NEW YORK                                New York                           1
NORTH CAROLINA                          Raleigh                            2
                                        Charlotte                          2
OHIO                                    Cincinnati                         2
                                        Cleveland                          2
                                        Columbus                           1
OKLAHOMA                                Oklahoma City                      1
                                        Tulsa                              1
OREGON                                  Portland                           1
PENNSYLVANIA                            Philadelphia(2)                    4

                   DISTRICT LOCATIONS                         NUMBER OF SHOWROOMS
---------------------------------------------------------  -------------------------
                                        Pittsburgh                         1
TENNESSEE                               Memphis                            1
                                        Nashville                          1
TEXAS                                   Austin                             1
                                        Corpus Christi                     1
                                        Dallas                             4
                                        El Paso                            1
                                        Houston                            4
                                        San Antonio                        2
UTAH                                    Salt Lake City                     1
VIRGINIA                                Richmond                           1
                                        Virginia Beach                     1
WASHINGTON                              Seattle                            3
WISCONSIN                               Milwaukee                          1
                                                                         ---
    TOTAL                                                                119

------------------------

(1) Includes locations in Washington, D.C., Maryland and Virginia.

(2) Includes locations in Pennsylvania, New Jersey and Delaware.

(3) Distribution center only.

    The Company distributes its furniture using a fleet of approximately 352 leased and 47 company-owned delivery trucks. The trucks are usually rented for a period of five to six years under operating leases and typically display CORT's tradenames.

LEGAL PROCEEDINGS

    At December 31, 1998, the Company was involved in certain legal proceedings arising in the normal course of its business. The Company believes the outcome of these matters will not have a material adverse effect on the Company. The Company is also involved in certain litigation challenging the Merger. See "SPECIAL FACTORS--Certain Litigation Challenging The Merger."

                  CERTAIN INFORMATION REGARDING THE DIRECTORS
                AND EXECUTIVE OFFICERS OF THE COMPANY FOLLOWING
                               THE MERGER AND CBF

    The Merger Agreement provides that the directors of CBF Sub shall become the directors of the Surviving Corporation when the Merger occurs, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. CBF, as the sole stockholder of CBF Sub, is expected to elect a new slate of directors to the board of CBF Sub immediately prior to the consummation of the Merger. Such board is anticipated to include representatives designated by BRS, CVC and the Company's management. The officers of the Company shall become the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

    Set forth below is certain information regarding the directors and executive officers of the Company. Each individual listed below is a citizen of the United States.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

NAME                                                 PRESENT AGE                POSITION WITH THE COMPANY
-------------------------------------------------  ---------------  -------------------------------------------------
Paul N. Arnold                                               52     President, Chief Executive Officer-Director

Robert Baker                                                 44     Group Vice President--CORT/Instant

Anthony J. Bellerdine                                        50     Senior Group Vice President

Michael G. Connors                                           42     Vice President--Real Estate

Charles M. Egan                                              62     Chairman & Director

Kenneth W. Hemm                                              44     Executive Vice President & Chief Operating
                                                                    Officer--Division II

Steven D. Jobes                                              49     Executive Vice President & Chief Marketing
                                                                    Officer

Lloyd Lenson                                                 48     Executive Vice President & Chief Operating
                                                                    Officer--Division I

Victoria L. Stiles                                           44     Vice President--Human Resources & Corporate Risk
                                                                    Management

William Swets                                                44     Vice President--Business Development

Maureen C. Thune                                             33     Vice President--Controller & Assistant Secretary

Frances Ann Ziemniak                                         48     Executive Vice President, Chief Financial Officer
                                                                    & Secretary

Keith E. Alessi                                              44     Director

Bruce C. Bruckmann                                           45     Director

Michael A. Delaney                                           44     Director

Gregory B. Maffei                                            38     Director

James A. Urry                                                45     Director

    PAUL N. ARNOLD, President, Chief Executive Officer and Director. Mr. Arnold has been with CORT and Mohasco Corporation, its former parent, for 30 years and has held group management positions within CORT since 1976. He has held his current position since July 1992. He is also a Director of Town Sports International, Inc.

    ROBERT BAKER, Group Vice President--CORT/Instant. Mr. Baker joined the Company in August 1998 with the acquisition of certain assets of Instant Interiors Corporation. Mr. Baker was the co-founder and Chairman of Instant Interiors Corporation from 1978 until the acquisition.

    ANTHONY J. BELLERDINE, Senior Group Vice President. Mr. Bellerdine has been with CORT since July 1991. He was appointed to Senior Group Vice President in January 1999, having served as Group Vice President since December 1994, and Area Vice President and Senior District Manager prior thereto. Prior to joining CORT, Mr. Bellerdine was Senior Vice President of Sales and Marketing of Stern Office Furniture for eight years.

    MICHAEL G. CONNORS, Vice President--Real Estate. Mr. Connors joined CORT in February 1986, after nearly eight years in Real Estate and Marketing with Mobil Oil Corporation and has served in his current position since March 1991.

    CHARLES M. EGAN, Chairman and Director. Mr. Egan has been Chairman of CORT since the acquisition of General Furniture Leasing Company in September 1993. Mr. Egan joined General Furniture Leasing Company in 1989 and became its President and Chief Executive Officer in 1992. From 1985 to 1989, Mr. Egan was Executive Vice President of Mohasco Corporation. Mr. Egan was President of CORT from 1980 to 1985.

    KENNETH W. HEMM, Executive Vice President and Chief Operating
Officer--Division II. Mr. Hemm has been with CORT for 17 years. He was appointed Executive Vice President and Chief Operating Officer in January 1999, having served as Group Vice President since June 1992, as Group Manager and District Manager prior thereto.

    STEVEN D. JOBES, Executive Vice President and Chief Marketing Officer. Mr. Jobes has been with CORT for 27 years having served as Vice President-Marketing, Merchandising, Sales and National Accounts since May 1993 and as Group Vice President prior thereto. Mr. Jobes assumed his current position in January 1999.

    LLOYD LENSON, Executive Vice President and Chief Operating Officer--Division
I. Mr. Lenson has been with CORT for 20 years serving in his current position since January 1999. He previously served as Group Vice President since May 1993 and as Vice President--Marketing, Sales and Acquisitions prior thereto.

    VICTORIA L. STILES, Vice President--Human Resources and Corporate Risk Management. Ms. Stiles joined CORT in November 1987, after nearly eight years in Personnel for the Hecht Company, a division of the May Company. She was appointed to Vice President in July 1996, having served as Director of Human Resources and Regional Manager of Human Resources.

    WILLIAM SWETS, Vice President--Business Development. Mr. Swets joined the Company in August 1998 with the acquisition of certain assets of Instant Interiors Corporation. Mr. Swets was the co-founder and President of Instant Interiors Corporation from 1978 until the acquisition.

    MAUREEN C. THUNE, Vice President--Corporate Controller and Assistant Secretary. Ms. Thune joined CORT in August 1992 as Controller after five years with KPMG LLP. She assumed her current position in January 1999.

    FRANCES ANN ZIEMNIAK, Executive Vice President, Chief Financial Officer and Secretary. Ms. Ziemniak has been with CORT since March 1995. She was appointed to her current position in January 1999 having served as Vice President--Finance and Chief Financial Officer. Prior to joining

CORT, Ms. Ziemniak was an independent consultant focusing on risk-management and retail acquisition analysis from 1992 to 1995. Ms. Ziemniak was previously Vice President, Finance and Chief Financial Officer for Federated Merchandising, a division of Federated Department Stores, Inc. from 1987 to 1992 and Corporate Vice President, Financial Services for The GAP, Inc. from 1982 to 1987. Before Ms. Ziemniak joined The GAP, Inc. in 1979, she was employed by Ernst & Young LLP.

    KEITH E. ALESSI, Director. Mr. Alessi is currently President, Chief Executive Officer and Chairman of the Board of Directors of Telespecturm Worldwide, Inc. Mr. Alessi was President and Chief Executive Officer of Jackson Hewitt Inc. from June 1996 through March 1998. He was Vice Chairman and Chief Financial Officer of Farm Fresh, Inc. (which filed voluntary bankruptcy as part of a sale of the company in January 1998 and emerged from bankruptcy in February
1998) from June 1994 through June 1996. He had previously served in various executive capacities, including President, with Farm Fresh from 1988 to 1992. Mr. Alessi was Chairman and Chief Executive Officer of Virginia Supermarkets, Inc. from 1992 to 1994. He is also a Director of Town Sports International, Inc.

    BRUCE C. BRUCKMANN, Director. Mr. Bruckmann is currently Managing Director of Bruckmann, Rosser, Sherrill & Co., Inc., Mr. Bruckmann was a Vice President of Citicorp Venture Capital Ltd., which is an affiliate of the Company, through 1993 and a Managing Director from 1993 through 1994. He is also a Director of Mohawk Industries, Inc., AmeriSource Health Corporation, Chromcraft-Revington, Inc., Jitney-Jungle Stores of America, Inc., Anvil Knitwear, Inc., Town Sports International, Inc., MEDIQ, Inc. and Penhall International, Inc.

    MICHAEL A. DELANEY, Director. Mr. Delaney is currently a Managing Director of Citicorp Venture Capital Ltd., which is an affiliate of the Company. From 1989 through 1997, he was a Vice President of Citicorp Venture Capital Ltd. and from 1986 through 1989 he was Vice President of Citicorp Mergers and Acquisitions. Mr. Delaney is also a Director of Allied Digital Technologies Corporation, Aetna Industries, Inc., AmeriSource Health Corporation, CLARK Material Handling Corporation, Delco Remy International, Inc., Enterprise Media Inc., FabriSteel, Inc., Great Lakes Dredge & Dock Corporation, GVC Holdings, IKS Corporation, JAC Holdings, MSX International, Palomar Technologies, Inc., SC Processing, Inc. and Triumph Group, Inc.

    GREGORY B. MAFFEI, Director. Mr. Maffei is the Chief Financial Officer of Microsoft Corporation. He joined Microsoft in April 1993, served as Treasurer from 1994 to 1996 and Vice President, Corporate Development from 1996 to 1997, and was promoted to Chief Financial Officer in July 1997. Prior to January 1991, Mr. Maffei was a Vice President of Citicorp Venture Capital Ltd., which is an affiliate of the Company. Mr. Maffei is also a Director of Ragen MacKenzie Group Inc., Skytel Communications, Inc. and Starbucks Corporation.

    JAMES A. URRY, Director. Mr. Urry has been with Citibank, N.A. since 1981 serving as a Vice President since 1986. He has been a Vice President of Citicorp Venture Capital Ltd., which is an affiliate of the Company, since 1989. He is also a Director of Airxcel, Inc., AmeriSource Health Corporation, Brunner Mond Holdings, CLARK Material Handling Corporation, Hancor Holding Corporation, IKS Corporation, Palomar Technologies, Inc. and York International Corporation.

                   MARKET PRICES AND DIVIDENDS ON THE SHARES

    The Company's Common Stock commenced trading on the New York Stock Exchange (symbol "CBZ") on November 17, 1995. Prior to November 17, 1995, there was no market for the Company's Common Stock. On March 25, 1999, the last trading day before the public announcement of the execution of the Merger Agreement, the
reported closing sale price per Share was $16 3/4. On May   , 1999, the last
full trading day prior to the date of this Proxy Statement/Prospectus, the
reported closing sale price per Share was $    . STOCKHOLDERS ARE URGED TO
OBTAIN A CURRENT PRICE QUOTATION FOR THE COMMON STOCK.

    The Company has not paid any cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock for the foreseeable future. The Company intends to retain future earnings to finance further development. The terms of the Company's existing indebtedness restrict its ability to pay dividends.

    The following table sets forth, for the fiscal quarters indicated, the high and low closing sales prices per Share, as quoted on the New York Stock Exchange.

                                                                                           HIGH        LOW
                                                                                         ---------  ---------
1996
First Quarter..........................................................................  19 1/2     15 3/8
Second Quarter.........................................................................  19 1/2     17
Third Quarter..........................................................................  20 3/8     18 1/4
Fourth Quarter.........................................................................  22 7/8     19 3/8

1997
First Quarter..........................................................................  25 1/2     20 3/4
Second Quarter.........................................................................  30 14/16   21 1/4
Third Quarter..........................................................................  43 1/4     27 13/16
Fourth Quarter.........................................................................  41 6/16    32 7/16

1998
First Quarter..........................................................................  47 1/2     33 3/4
Second Quarter.........................................................................  48         31 1/8
Third Quarter..........................................................................  37 13/16   24 1/16
Fourth Quarter.........................................................................  26 5/8     15

1999
First Quarter..........................................................................  25 6/16    15 9/16

    On July 26, 1999, the Company sold 1,865,100 Shares at a price per share of $18.75 for aggregate proceeds to the Company of $32,672,000 pursuant to an underwritten public offering.

                DESCRIPTION OF CAPITAL STOCK PRIOR TO THE MERGER

    The Company is authorized by its Restated Certificate of Incorporation to issue an aggregate number of 40,000,000 shares of stock, divided into two classes consisting of: 20,000,000 shares of Common Stock, par value $.01 per share and 20,000,000 shares of Class B Common Stock, par value $.01 per share. The following is a summary of certain of the rights and privileges pertaining to the Company's capital stock.

    Holders of Common Stock and Class B Common Stock are entitled to receive such dividends as may be declared by the Board of Directors. Each record holder of Common Stock is entitled to convert any or all of such holder's Common Stock into the same number of shares of Class B Common Stock. Each record holder of Class B Common Stock is entitled, if permitted by applicable law, to convert any or all of the shares of such holder's Class B Common Stock into the same number of shares of Common Stock.

    The holders of Common Stock have the general right to vote for all purposes, including the election of directors, as provided by law. Each holder of Common Stock is entitled to one vote for each share thereof held. Except as otherwise required by law, the holders of Class B Common Stock have no voting rights.

                 DESCRIPTION OF CAPITAL STOCK AFTER THE MERGER

GENERAL

    Under the Merger Agreement, the Company's Restated Certificate of Incorporation will be amended and restated as of the Effective Time (as amended and restated, the "Surviving Corporation Charter") to provide for, among other things, the reclassification of its capital stock into two classes of authorized stock comprised of: (i) 11 million shares of common stock, of which 5.5 million shares will be further designated as Class A common stock, par value $.01 per share (the "New Class A Common") and 5.5 million shares will be further designated as Class B Common Stock, par value $.01 per share (the "New Class B Common" and together with the New Class A Common, the "New Common Stock"); and
(ii) 91.2 million shares of preferred stock, of which 12 million shares will be further designated as Series A-1 Preferred Stock, 14 million shares will be further designated as Series A-2 Preferred Stock, par value $.01 per share (the "Series A-2 Preferred Stock" and together with the Series A-1 Preferred Stock, the "Series A Preferred Stock"), 18.8 million shares will be further designated as Series B-1 Preferred Stock, par value $.01 per share (the "Series B-1 Preferred Stock"), 16.3 million shares will be further designated as Series B-2 Preferred Stock, par value $.01 per share (the "Series B-2 Preferred Stock" and together with the Series B-1 Preferred Stock, the "Series B Preferred Stock"),
16.1 million shares will be further designated as Series C-1 Preferred Stock, par value $.01 per share (the "Series C-1 Preferred Stock"), and 14 million shares will be further designated as Series C-2 Preferred Stock, par value $.01 per share (the "Series C-2 Preferred Stock," together with the Series C-1 Preferred Stock, the "Series C Preferred Stock" and together with the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, the "Preferred Stock").

NEW COMMON STOCK

    In connection with the Merger, BRS and CVC (together with certain of their affiliates and employees) and each other holder of Retained Shares will receive shares of New Common Stock. Except as described below, each class of New Common Stock will be identical in all respects and will entitle the holders thereof to the same rights and privileges, subject to the same qualifications, limitations and restrictions. The New Class A Common will be entitled to one vote per share and the New Class B Common will have no voting rights, except as required by law or as otherwise provided in the Surviving Corporation Charter with respect to certain amendments to the Surviving Corporation Charter and certain significant transactions. In addition, each share of New Class A Common and New Class B Common shall be convertible at the option of the holder at any time into one share of New Class B Common or one share of New Class A Common, respectively as provided in the Surviving Corporation Charter. In connection with the Merger, the Company expects to issue up to 5,000,000 shares of New Class A Common.

PREFERRED STOCK

    Following the Merger there will be three series of Preferred Stock, each of which will be further designated into Series 1 and Series 2, with the rights and preferences described below. Each series of Preferred Stock will have a liquidation preference ahead of the Common Stock as described below. Under the Surviving Corporation Charter, the board of directors of the Surviving Corporation will be empowered without further stockholders' action to divide any and all shares of the Preferred Stock into series and to fix and determine the relative rights and preferences of the shares of any series so established. However, no series of Preferred Stock with a preference to the Series A-1 Preferred Stock may be issued without the consent of holders of a majority of the Series A-1 Preferred Stock.

    SERIES A PREFERRED. In connection with the Merger, (i) each holder of Shares will receive, in exchange for each Share (other than Shares held at the Effective Time in the Company's treasury or by any subsidiary of the Company, the Retained Shares or Shares in respect of which appraisal rights have been properly perfected under Delaware law), in addition to cash consideration of $24.00 (without interest), one share of Series A-1 Preferred Stock, and (ii) each of BRS and CVC (together with certain of their respective affiliates and employees) will receive up to 7,000,000 shares of Series A-2 Preferred Stock. Under the Surviving Company Charter, 26,000,000 shares of Series A Preferred Stock with a stated value of $2.50 per share and a liquidation preference of $2.50 per share, plus accrued and unpaid dividends, will be authorized for issuance. The Series A Preferred Stock will be, when issued, fully paid and non-assessable and the holders thereof will have no preemptive rights in connection therewith. In connection with the Merger, the Company expects to issue up to 12,000,000 shares of Series A-1 Preferred Stock and up to 14,000,000 shares of Series A-2 Preferred Stock; PROVIDED, HOWEVER, that in the event market conditions permit the aggregate initial advance under the New Credit Facility to be increased to $121 million, it is anticipated that no shares of Series A-2 Preferred Stock will be issued at such time. Except as described below, each series of the Series A Preferred Stock will be identical in all respects and will entitle the holders thereof to the same rights and privileges, subject to the same qualifications, limitations and restrictions.

    The Series A Preferred Stock will not be listed on the New York Stock Exchange or any other securities exchange and will not be quoted on the NASDAQ. Consequently, there can be no assurance that any trading market will exist or develop for the Series A Preferred Stock after the Merger. Shares of the Series A-1 Preferred Stock would trade only in the over-the-counter market. Although prices in respect of trades of the Series A-1 Preferred Stock may be published by the National Association of Securities Dealers, Inc. periodically in the "pink sheets" quotes for such shares would not be readily available. As a result, it is anticipated that the shares of the Series A-1 Preferred Stock will trade much less frequently relative to the trading volume of the Company's securities prior to Merger. Although the stated value of the Series A Preferred Stock is set at its liquidation value of $2.50 per share, the valuation of the Series A Preferred Stock is subject to uncertainties and contingencies, all of which are difficult to predict, and the stated value of the Series A Preferred Stock and the amounts at which the Series A Preferred Stock is reflected in the pro forma financial information contained herein are not necessarily reflective of the prices at which the Series A Preferred Stock will actually trade at or after the time of their issuance, whether before or after such securities are fully distributed. In addition, the liquidity of and the market prices for Series A Preferred Stock can be expected to vary with changes in market and economic conditions, the financial condition and prospects of the Surviving Corporation and its subsidiaries and other factors that generally influence the value of securities. In addition, the Series A Preferred Stock may trade at prices that do not fully reflect the value of accrued but undeclared dividends.

    RANK. Except for certain preferences described below, the Series A Preferred Stock, will, with respect to dividend rights and rights on liquidation, winding up and dissolution of the Surviving Corporation, rank (a) senior to the New Common Stock, the Series B Preferred Stock, the Series C Preferred Stock, and each other class of capital stock or class or series of preferred stock issued by the Company after the Effective Date, the terms of which specifically provide that such class or series will rank junior to the Series A Preferred Stock as to dividend distributions or distributions upon the liquidation, winding up and dissolution of the Surviving Corporation (collectively referred to as "Series A Junior Securities"), (b) on a parity with each other class of capital stock or class or series of preferred stock issued by the Surviving Corporation after the Effective Date the terms of which do not specifically provide that they rank junior to Series A Preferred Stock or senior to Series A Preferred Stock as to dividend distributions or distributions upon liquidation, winding up and dissolution of the Surviving Corporation (collectively referred to as "Series A Parity Securities"), and (c) junior to each other class of capital stock or other class or series of preferred stock issued by the Surviving Corporation (with the consent of holders of a majority of the Series A-1 Preferred Stock and holders of a majority of the Series A-2 Preferred Stock) that by its terms is senior to the Series A Preferred Stock with respect to dividend distributions or distributions upon the liquidation, winding up and dissolution of the Surviving Corporation (collectively referred to as "Series A Senior Securities").

    Although the Series A Preferred Stock will, with respect to dividend rights and rights on liquidation, rank senior to Series A Junior Securities issued by the Surviving Corporation (other than with respect to certain payments in respect of the Series B-2 Preferred Stock and the Series C-2 Preferred Stock described below), it will be junior in right of payment to all existing and future indebtedness and obligations of the Surviving Corporation and any future Series A Senior Securities. The indenture which will govern the Notes and the New Credit Facility will restrict payment of cash dividends by the Surviving Corporation. See "RISK FACTORS--Restrictions on the Payment of Dividends" and "FINANCING OF THE MERGER."

    DIVIDENDS. Each holder of Series A Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, cash dividends on each share of Series A Preferred Stock at a rate equal to $.30 per share per annum. All dividends will be cumulative, whether or not earned or declared, and will accrue on a daily basis from the date of issuance of Series A Preferred Stock, and will be payable quarterly in arrears on each dividend payment date. Each dividend on Series A Preferred Stock will be payable to the holders of record of Series A Preferred Stock as they appear on the stock register of the Surviving Corporation on such record date as may be fixed by the Board of Directors, which record date will not be less than 10 nor more than 60 days prior to the actual dividend payment date. Dividends will cease to accrue in respect of shares of Series A Preferred Stock on the date of their repurchase by the Surviving Corporation unless the Surviving Corporation has failed to pay the relevant repurchase price on the date fixed for repurchase. Notwithstanding anything to the contrary set forth above, unless and until such dividends are declared by the Board of Directors, there will be no obligation to pay such dividends; provided, that such dividends will be required to be paid at the time of repurchase of the Series A Preferred Stock as provided herein if not earlier declared and paid. Accrued dividends on the Series A Preferred Stock if not paid on the first or any subsequent dividend payment date following accrual will thereafter accrue additional dividends ("Additional Dividends") in respect thereof, compounded quarterly, at the rate of 12.0% per annum. All dividends paid with respect to shares of Series A Preferred Stock will be paid pro rata to the holders entitled thereto.

    In the event that after the fifth (5(th)) anniversary of the Effective Time cash dividends in respect of the Series A-1 Preferred Stock are in arrears for four (4) quarterly periods (whether or not consecutive) the holders of a majority of the Series A-1 Preferred Stock voting as a class will be entitled to elect one director to the board of directors of the Surviving Corporation.

    As long as any Series A Preferred Stock is outstanding, no dividends will be declared by the Board of Directors or paid or funds set apart for the payment of dividends or other distributions on any Series A Parity Securities for any period, and no Series A Parity Securities may be repurchased, redeemed or otherwise acquired, nor may funds be set apart for such payment (other than dividends, other distributions, redemptions, repurchases or acquisitions payable in Series A Junior Securities and cash in lieu of fractional shares of such Series A Junior Securities in connection therewith), unless (i) full accumulated dividends have been paid or set apart for such payment on the Series A Preferred Stock and Series A Parity Securities for all dividend periods terminating on or prior to the date of payment of such dividends or distributions on, or such repurchase or redemption of, such Series A Parity Securities (the "Series A Parity Payment Date") and (ii) any such dividends are declared and paid pro rata so that the amounts of any dividends declared and paid per share on outstanding Series A Preferred Stock and each other share of Series A Parity Securities will in all cases bear to each other the same ratio that accrued and unpaid dividends (including any accumulated dividends) per share of outstanding Series A Preferred Stock and such other outstanding shares of Series A Parity Securities bear to each other.

    The holders of Series A Preferred Stock will be entitled to receive dividends in preference to and in priority over any dividends upon any of the Series A Junior Securities, except as provided below. Such dividends on the Series A Preferred Stock will be cumulative, whether or not earned or declared, so that if at any time full accumulated dividends on all shares of Series A Preferred Stock then outstanding have not been paid or set aside for all dividend periods then elapsed, the amount of such unpaid dividends will be paid before any sum will be set aside for or applied by the Surviving Corporation to the purchase, redemption or other acquisition for value of any shares of Series A Junior Securities (either pursuant to any applicable sinking fund requirement or otherwise) or any dividend or other distribution will be paid or declared and set apart for payment on any Series A Junior Securities; PROVIDED, HOWEVER, that the foregoing will not: (i) prohibit the Surviving Corporation from repurchasing shares of Series A Junior Securities from a holder who is, or was an employee of the Surviving Corporation; (ii) prohibit the Surviving Corporation from making dividends, other distributions, redemptions, repurchases or acquisitions in respect of the Series B-2 Preferred Stock or the Series C-2 Preferred Stock in an amount not to exceed $4.0 million in the aggregate in the first year following the Merger, and $1.0 million in the aggregate in each year thereafter; or (iii) prohibit the Surviving Corporation from making dividends, other distributions, redemptions, repurchases or acquisitions in respect of Series A Junior Securities payable in Series A Junior Securities.

    Dividends payable on Series A Preferred Stock for any period less than one year will be computed on the basis of a 360-day year consisting of twelve 30-day months and the actual number of days elapsed in the period for which such dividends are payable.

    The additional indebtedness incurred by the Surviving Corporation in connection with the Merger may have an adverse effect on the Surviving Corporation's ability to declare and pay accrued dividends on the Series A Preferred Stock or to redeem the Series A Preferred Stock. See "RISK FACTORS."

    LIQUIDATION PREFERENCE. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of all shares of Series A Preferred Stock then outstanding will be entitled to be paid out of the assets of the Surviving Corporation available for distribution to its stockholders an amount in cash equal to $2.50 per share (the "Series A Liquidation Preference"), plus an amount equal to full cumulative dividends (whether or not earned or declared) accrued and unpaid thereon, including Additional Dividends, to the date of the final distribution and no more, before any distribution is made on any Series A Junior Securities (other than distributions made (x) in respect of the Series B-2 Preferred Stock, for amounts accrued in respect of the Series B-2 Liquidation Premium and (y) in respect of the Series C-2 Preferred Stock, for amounts accrued in respect of any unpaid Series C-2 Annual Dividends, which amounts, if any, shall be paid after any distributions described in the immediately preceding clause (x) and prior to any distributions made in respect of the Series A Preferred Stock; PROVIDED, that any amounts paid in priority to the Series A Preferred Stock pursuant to clause (x) or this clause (y) shall not exceed $4.0 million in the aggregate in the first year following the Merger, and $1.0 million in the aggregate in each year thereafter). If upon any voluntary or involuntary liquidation, dissolution or winding up of the Surviving Corporation, the application of all amounts available for payments with respect to Series A Preferred Stock and all other Series A Parity Securities would not result in payment in full of Series A Preferred Stock and such other Series A Parity Securities, the holders of Series A Preferred Stock and holders of Series A Parity Securities will share equally and ratably in any distribution of assets of the Surviving Corporation in proportion to the full liquidation preference to which each is entitled. After payment in full in accordance with the preceding sentence, the holders of the Series A Preferred Stock shall not be entitled to any further participation in any distribution in the event of liquidation, dissolution or winding up of the affairs of the Surviving Corporation with respect to the shares of Series A Preferred Stock.

    OPTIONAL REDEMPTION. The Surviving Corporation may, at its option, redeem at any time or from time to time, from any source of funds legally available therefor, in whole or in part any or all of the shares of the Series A-1 Preferred Stock, at redemption prices set forth below, plus an amount equal to full cumulative dividends (whether or not earned or declared) accrued and unpaid thereon, including Additional Dividends, prior to the redemption date. The redemption prices for optional redemptions are as follows:

                                                                              REDEMPTION PRICE PER SHARE
                                                                                AS A % OF THE SERIES A
REDEMPTION DATE                                                                 LIQUIDATION PREFERENCE
----------------------------------------------------------------------------  --------------------------
on or before December 31, 2000..............................................              109.25%

on or after January 1, 2001, but before January 1, 2003.....................             104.625%

on or after January 1, 2003.................................................                 100%

    No partial redemption of Series A-1 Preferred Stock may be authorized or made unless prior thereto, full accrued and unpaid dividends thereon for all dividend periods terminating on or prior to the redemption date and an amount equal to a prorated dividend thereon for the period from the dividend payment date immediately prior to the redemption date to the redemption date have been or immediately prior to the redemption notice are declared and paid in cash or are declared and there has been a sum set apart sufficient for such cash payment to the redemption date.

    In the event of a redemption of only a portion of the then outstanding shares of Series A-1 Preferred Stock, the Surviving Corporation will effect such redemption pro rata according to the number of shares held by each holder of Series A-1 Preferred Stock. The Surviving Corporation will not be entitled to redeem the Series A-2 Preferred Stock prior to the date which is thirty days after the twentieth (20(th)) anniversary of the date of issuance of the Series A-2 Preferred Stock.

    MANDATORY REDEMPTION. All outstanding shares of the Series A-1 Preferred Stock will be redeemed from funds legally available therefor on the twelfth (12(th)) anniversary of the date of issuance of the Series A-1 Preferred Stock, at a price per share equal to the Series A Liquidation Preference, plus an amount equal to full cumulative dividends (whether or not earned or declared) accrued and unpaid thereon, including Additional Dividends, prior to the redemption date. All outstanding shares of the Series A-2 Preferred Stock will be redeemed from funds legally available therefor on the date which is thirty days after the twentieth (20(th)) anniversary of the date of issuance of the Series A-2 Preferred Stock, at a per share price equal to the Series A Liquidation Preference, plus an amount equal to full cumulative dividends (whether or not earned or declared) accrued and unpaid thereon, including Additional Dividends, prior to the redemption date.

    NOTICE OF REDEMPTION. At least 30 days and not more than 60 days prior to the date fixed for any redemption of Series A Preferred Stock, written notice (the "Redemption Notice") will be given by first class mail, postage prepaid, to each holder of record of Series A Preferred Stock on the record date fixed for such redemption of Series A Preferred Stock at such holder's address as set forth on the stock register of the Surviving Corporation on such record date. If a Redemption Notice has been properly mailed, unless the Surviving Corporation defaults in the payment in full of the redemption price, then, notwithstanding that the certificates evidencing any shares of Series A Preferred Stock so called for redemption have not been surrendered, (x) on the redemption date, the shares represented thereby so called for redemption will be deemed no longer outstanding and will have the status of authorized but unissued shares of Preferred Stock, undesignated as to series, (y) dividends with respect to the shares so called for redemption will cease to accrue after the redemption date and (z) all rights with respect to the shares so called for redemption will forthwith after such date cease and terminate, except for the right of the holders to receive the funds, if any, payable without interest upon surrender of their certificates therefor.

    VOTING RIGHTS. The holders of Series A Preferred Stock will not be entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of the Surviving Corporation, except as otherwise required by Delaware law except that: (i) without the written consent of the holders of a majority of the outstanding shares of Series A-1 Preferred Stock or the vote of the holders of a majority of the outstanding shares of Series A-1 Preferred Stock at a meeting of the holders of Series A-1 Preferred Stock called for such purpose, the Surviving Corporation will not (a) create, authorize or issue any other class or series of stock entitled to a preference prior to Series A-1 Preferred Stock upon any dividend or distribution or any liquidation, distribution of assets, dissolution or winding up of the Surviving Corporation, or (b) amend, alter or repeal any provision of the Surviving Corporation Charter so as to materially adversely affect the relative rights and preferences of the Series A-1 Preferred Stock;
(ii) without the written consent of the holders of a majority of the outstanding shares of Series A-2 Preferred Stock or the vote of the holders of a majority of the outstanding shares of Series A-2 Preferred Stock at a meeting of the holders of Series A-2 Preferred Stock called for such purpose, the Surviving Corporation will not (a) create, authorize or issue any other class or series of stock entitled to a preference prior to Series A-2 Preferred Stock upon any dividend or distribution or any liquidation, distribution of assets, dissolution or winding up of the Surviving Corporation, or (b) amend, alter or repeal any provision of the Surviving Corporation Charter so as to materially adversely affect the relative rights and preferences of the Series A-2 Preferred Stock; and (iii) in the event that after the fifth (5(th)) anniversary of the date of issuance of the Series A-1 Preferred Stock, cash dividends in respect of the Series A-1 Preferred Stock are in arrears for periods beginning on or after such fifth (5(th)) anniversary for four (4) quarterly periods (whether or not consecutive), the holders of a majority of the outstanding Series A Preferred Stock voting as a class will be entitled to elect one director to the board of directors of the Surviving Corporation. In any case in which the holders of any series of Series A Preferred Stock will be entitled to vote, each holder of such series of Series A Preferred Stock will be entitled to one vote for each share of such series of Series A Preferred Stock held thereby unless otherwise required by applicable law. Without limiting the generality of the foregoing, in no event will the holders of Series A-1 Preferred Stock be entitled to vote (individually or as a class) on any merger or consolidation involving the Surviving Corporation, any sale of all or substantially all of the assets of the Surviving Corporation or any similar transaction.

    CONVERSION AND EXCHANGE. The holders of Series A Preferred Stock will not have any right to convert such shares into or exchange such shares at their option for shares of any other class or classes or of any other series of any class or classes of capital stock of the Surviving Corporation. At any time, however, the Surviving Corporation may cause the holders of any series of the Series A Preferred Stock to convert all of such shares or exchange all of such shares into a new issue of 12% junior subordinated debt securities of the Surviving Corporation (the "JSDs") having an aggregate principal amount equal to the aggregate Series A Liquidation Preference of such shares to be converted or exchanged, provided that at the time of such exchange all accrued and unpaid dividends thereon are paid in cash. The JSDs will mature on the mandatory redemption date of the applicable series of Series A Preferred Stock so converted or exchanged. Interest on the JSDs will be payable, prior to the fifth
(5th) anniversary of the date of issuance of the Series A-1 Preferred Stock in kind, and thereafter, in cash, quarterly in arrears.

    NO PREEMPTIVE RIGHTS. No holder of Series A Preferred Stock will possess any preemptive rights to subscribe or acquire any unissued shares of capital stock of the Surviving Corporation (whether now or hereafter authorized) or securities of the Surviving Corporation convertible into or carrying a right to subscribe to or acquire shares of capital stock of the Surviving Corporation.

    Dividends, including dividends with respect to the Series A Preferred Stock, can only be paid by the Surviving Corporation to the extent funds are legally available therefor under the DGCL. See "RISK FACTORS--Restrictions on the Payment of Dividends."

SERIES B PREFERRED STOCK

    GENERAL. In connection with the Merger, (i) the BRS Holders and the Management Stockholders will receive shares of the Series B-1 Preferred Stock, and (ii) the CVC Holders will receive shares of Series B-2 Preferred Stock. Under the Surviving Corporation Charter, up to 35,000,000 shares of Series B Preferred Stock with a stated value of $1.00 per share and liquidation preference of $1.00 per share, plus accrued and unpaid dividends, will be authorized for issuance. The Series B Preferred Stock will be, when issued, fully paid and non-assessable and holders thereof will have no preemptive rights in connection therewith. In connection with the Merger, the Company expects to issue up to 18,800,000 shares of Series B-1 Preferred Stock and up to 16,300,000 shares of Series B-2 Preferred Stock. Except as described below, each series of the Series B Preferred Stock will be identical in all respects and will entitle the holders thereof to the same rights and privileges, subject to the same qualifications, limitations and restrictions.

    Neither the stated value nor the liquidation preference of the Series B Preferred Stock is necessarily indicative of the actual value of the shares of Series B Preferred Stock at or after the time of their issuance. The value of the Series B Preferred Stock can be expected to fluctuate with changes in market and economic conditions, the financial condition and prospects of the Company and other factors that generally influence the value of securities.

    RANK. Except for certain preferences described herein, the Series B Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up and dissolution of the Surviving Corporation, rank junior to the Series A Preferred Stock and senior to the Series C Preferred Stock as to dividend distributions or distributions upon the liquidation, winding up and dissolution of the Surviving Corporation.

    Although the Series B Preferred Stock will, with respect to dividend rights and rights on liquidation, rank senior to Series C Preferred Stock issued by the Surviving Corporation, it will be junior in right of payment to all existing and future indebtedness and obligations of the Surviving Corporation. As described in "FINANCING OF THE MERGER," the indenture which will govern the Notes and the New Credit Facility will restrict payment of cash dividends by the Surviving Corporation.

    DIVIDENDS. Each holder of Series B Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, cash dividends on each share of Series B Preferred Stock at a rate equal to $.125 per share per annum. The holders of Series B Preferred Stock will be entitled to receive dividends in preference to and in priority over any dividends upon any of the Series C Preferred Stock (other than dividends paid in respect of the Series C-2 Preferred Stock for amounts accrued in respect of any unpaid Series C-2 Annual Dividends). Such dividends on the Series B Preferred Stock will be cumulative, whether or not earned or declared, and will accrue on a daily basis from the date of issuance of Series B Preferred Stock, and will be payable quarterly in arrears. The Series B-2 Liquidation Premium from the date of issuance of Series B Preferred Stock and accrued dividends on the Series B Preferred Stock if not paid on the first or any subsequent dividend payment date following accrual, will thereafter accrue additional dividends in respect thereof, compounded quarterly, at a rate of 12.5% per annum.

    LIQUIDATION PREFERENCE. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Surviving Corporation, the holders of all shares of Series B Preferred Stock then outstanding will be entitled to be paid out of the assets of the Surviving Corporation available for distribution to its stockholders an amount in cash equal to $1.00 per share (the "Series B Liquidation Preference"), plus (x) an amount equal to full cumulative dividends (whether or not earned or declared) accrued and unpaid thereon, including additional dividends, and (y) with respect to the Series B-2 Preferred Stock, an amount, in the aggregate, equal to approximately $3.4 million (together with any additional dividends thereon, the "Series B-2 Liquidation Premium"), in each case to the date of final distribution, after distributions are made on the Series A Preferred Stock and before any distribution is made on any Series C Preferred Stock; PROVIDED, that distributions in respect of the Series B-2 Preferred Stock and the Series C-2 Preferred Stock may be made prior to any distributions in respect of the Series A Preferred Stock in an amount not to exceed $4.0 million in the aggregate in the first year following the Merger and $1.0 million in the aggregate in each year thereafter. After payment in full in accordance with the preceding sentence, the holders of the Series B Preferred Stock shall not be entitled to any further participation in any distribution in the event of liquidation, dissolution or winding up of the affairs of the Surviving Corporation with respect to the shares of Series B Preferred Stock.

    MANDATORY REDEMPTION. All outstanding shares of Series B Preferred Stock will be redeemed from funds legally available therefor on the date which is thirty days after the twentieth (20(th)) anniversary of the date of issuance of the Series B Preferred Stock at a price per share equal to the Series B Liquidation Preference, plus (x) an amount equal to full cumulative dividends (whether or not earned or declared) accrued and unpaid thereon, including additional dividends, and (y) with respect to the Series B-2 Preferred Stock, an amount, in the aggregate, equal to the Series B-2 Liquidation Premium.

    VOTING RIGHTS. The holders of Series B Preferred Stock will not be entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of the Surviving Corporation, except as otherwise required by Delaware law.

    NO RIGHT OF CONVERSION OR EXCHANGE. The holders of Series B Preferred Stock will not have any rights hereunder to convert such shares into or exchange such shares for shares of any other class or classes or of any other series of any class or classes of capital stock of the Surviving Corporation.

    NO PREEMPTIVE RIGHTS. No holder of Series B Preferred Stock will possess any preemptive rights to subscribe or acquire any unissued shares of capital stock of the Surviving Corporation (whether now or hereafter authorized) or securities of the Surviving Corporation convertible into or carrying a right to subscribe or to acquire shares of capital stock of the Surviving Corporation.

SERIES C PREFERRED STOCK

    GENERAL. In connection with the Merger, (i) the BRS Holders and the Management Stockholders will receive shares of Series C-1 Preferred Stock, and
(ii) the CVC Holders will receive shares of Series C-2 Preferred Stock. Under the Surviving Corporation Charter, up to 30,000,000 shares of Series C Preferred Stock with a stated value of $1.00 per share and liquidation preference of $1.00 per share, plus accrued and unpaid dividends, will be authorized for issuance. The Series C Preferred Stock will be, when issued, fully paid and non-assessable and holders thereof will have no preemptive rights in connection therewith. In connection with the Merger, the Company expects to issue up to 16,000,000 shares of Series C-1 Preferred Stock and up to 14,000,000 shares of Series C-2 Preferred Stock. Except as described below, each series of the Series C Preferred Stock will be identical in all respects and will entitle the holders thereof to the same rights and privileges, subject to the same qualifications, limitations and restrictions.

    Neither the stated value nor the liquidation preference of the Series C Preferred Stock is necessarily indicative of the actual value of the shares of Series C Preferred Stock at or after the time of their issuance. The value of the Series C Preferred Stock can be expected to fluctuate with changes in market and economic conditions, the financial condition and prospects of the Surviving Corporation and other factors that generally influence the value of securities.

    RANK. Except for certain preferences described herein, the Series C Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up and dissolution of the Surviving Corporation, rank junior to the Series A Preferred Stock and the Series B Preferred Stock as to dividend distributions or distributions upon the liquidation, winding up and dissolution of the Surviving Corporation. The Series C Preferred Stock will also be junior in right of payment to all existing and future indebtedness and obligations of the Surviving Corporation. As described in "FINANCING OF THE MERGER," the indenture which will govern the Notes and the New Credit Facility will restrict payment of cash dividends by the Surviving Corporation.

    DIVIDENDS. Each holder of Series C Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, cash dividends on each share of Series C Preferred Stock at a rate equal to $.13 per share per annum. In addition, the holders of the

Series C-2 Preferred Stock will be entitled to receive, in the aggregate, an annual cash dividend (the "Series C-2 Annual Dividend") in an amount equal to the greater of (x) $1.0 million and (y) 1.5% of the Surviving Corporation's earnings before interest, tax, depreciation (other than rental depreciation) and amortization for the year with respect to which such dividend will be paid. All dividends will be cumulative and compounding, whether or not earned or declared, and will accrue on a daily basis from the date of issuance of Series C Preferred Stock, and will be payable quarterly in arrears. Accrued dividends on the Series C Preferred Stock if not paid on the first or any subsequent dividend payment date following accrual will thereafter accrue additional dividends in respect thereof, compounded quarterly at a rate of 13.0% per annum.

    LIQUIDATION PREFERENCE. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Surviving Corporation, the holders of all shares of Series C Preferred Stock then outstanding will be entitled to be paid out of the assets of the Surviving Corporation available for distribution to its stockholders an amount in cash equal to $1.00 per share (the "Series C Liquidation Preference"), plus an amount equal to full cumulative dividends (whether or not earned or declared) accrued and unpaid thereon, including additional dividends, to the date of final distribution, after distributions are made on the Series A Preferred Stock and the Series B Preferred Stock; PROVIDED that distributions made in respect of the Series B-2 Preferred Stock and the Series C-2 Preferred Stock may be paid prior to any distributions made in respect of the Series A Preferred Stock in an amount not exceed $4.0 million in the aggregate in the first year following the Merger and $1.0 million in the aggregate in each year thereafter. After payment in full in accordance with the preceding sentence, the holders of the Series C Preferred Stock shall not be entitled to any further participation in any distribution in the event of liquidation, dissolution or winding up of the affairs of the Surviving Corporation with respect to the shares of Series C Preferred Stock.

    NO RIGHT OF CONVERSION OR EXCHANGE. The holders of Series C Preferred Stock will not have any rights hereunder to convert such shares into or exchange such shares for shares of any other class or classes or of any other series of any class or classes of capital stock of the Surviving Corporation.

    NO PREEMPTIVE RIGHTS. No holder of Series C Preferred Stock will possess any preemptive rights to subscribe or acquire any unissued shares of capital stock of the Surviving Corporation (whether now or hereafter authorized) or securities of the Surviving Corporation convertible into or carrying a right to subscribe to or acquire shares of capital stock of the Surviving Corporation.

    MANDATORY REDEMPTION. All outstanding shares of the Series C Preferred Stock will be redeemed from funds legally available therefor on the date which is thirty days after the twentieth (20(th)) anniversary of the date of issuance of the Series C Preferred Stock at a price per share equal to the Series C Liquidation Preference, plus an amount equal to full cumulative dividends (whether or not earned or declared) accrued and unpaid thereon, including additional dividends.

    VOTING RIGHTS. The holders of Series C Preferred Stock will not be entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of the Surviving Corporation, except as otherwise required by Delaware law.

                    CERTAIN TRANSACTIONS IN THE COMMON STOCK

    On March 25, 1999, Citicorp Venture Capital Ltd. converted 4,350,411 shares of voting common stock into non-voting common stock. Pursuant to notice to the Company on April 29, 1999, CVC converted all of its shares of non-voting common stock into voting common stock.

    Except as set forth above, there were no transactions in the Shares that were effected during the past 60 days by (i) the Company, (ii) any director or executive officer of the Company, (iii) any persons controlling the Company or
(iv) any director or executive officer of the persons ultimately in control of the Company, CBF or CBF Sub.

   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND DIRECTORS AND OFFICERS

    The following table sets forth certain information with respect to beneficial ownership of Common Stock as of April 15, 1999 by (i) each of the Company's directors and certain of its executive officers, (ii) each person who is known by the Company to own beneficially more than 5% of the Company's common stock and (iii) by all of the Company's directors and executive officers as a group. The Company owns all of the issued and outstanding capital stock of CORT Furniture Rental Corporation (CFR).

                                                                                         COMMON STOCK(1)
                                                                             ----------------------------------------
                                                                             NUMBER OF SHARES    PERCENTAGE OF CLASS
                                                                             -----------------  ---------------------
Directors:
  Paul N. Arnold...........................................................         209,429(2)              1.6%
  Bruce C. Bruckmann.......................................................         182,506(2)              1.4%
  Keith E. Alessi..........................................................          51,660(2)                *
  Gregory B. Maffei........................................................          42,526(2)                *
  Charles M. Egan..........................................................          31,382(2)                *
  James A. Urry............................................................          13,934(2)                *
  Michael A. Delaney.......................................................          10,501(2)                *
Certain Executive Officers:
  Lloyd Lenson.............................................................         122,987(2)                *
  Kenneth W. Hemm..........................................................          88,916(2)                *
  Steven D. Jobes..........................................................          78,796(2)                *
  Frances Ann Ziemniak.....................................................          71,475(2)                *
Five Percent Stockholders:(3)
  Citicorp Venture Capital, Ltd. ..........................................
    399 Park Avenue, 14th Floor
    New York, New York 10043                                                      5,778,518                44.1%
  T. Rowe Price Associates, Inc.(4) .......................................
    100 E. Pratt Street
    Baltimore, MD 21202                                                           1,366,400                10.4%
All Directors and Executive Officers as a group
  (17 persons)                                                                      983,610(2)              7.2%

------------------------

*   Less than 1%.

(1) The Company has two authorized classes of common stock: Common Stock (voting) and Class B Common Stock (nonvoting). There are no shares of the Company's Class B Common Stock issued and outstanding.

(2) Includes shares under option which are exercisable or will become exercisable within 60 days of April 15, 1999 of 182,023; 8,001; 3,667; 9,001; 16,068; 8,001; 8,001; 74,741; 65,017; 75,446; 49,498 for

    Messrs. Arnold, Bruckmann, Alessi, Maffei, Egan, Urry, Delaney, Lenson, Hemm, Jobes and Ms. Ziemniak, respectively, and 572,044 in total for all Directors and Executive Officers as a group.

(3) The Board of Directors and Management are not aware of any other person or entity who holds beneficially more than 5% of the outstanding Common Stock of the Corporation.

(4) These securities are owned by various individual and institutional investors including T. Rowe Price Small Cap Value Fund, Inc. (which owns 670,000 shares, representing 5.0% of the shares outstanding), which T. Rowe Price Associates, Inc. ("Price Associates") serves as an investment adviser with power to direct investments and/or sole power to vote the securities. For the purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

                SECURITY OWNERSHIP OF THE SURVIVING CORPORATION

    The following table sets forth certain information with respect to the presently anticipated beneficial ownership of the securities of the Surviving Corporation immediately following consummation of the Merger. The amounts set forth below assume an overall Equity Contribution of $105 million of which approximately $50 million is assumed to have been provided by each of BRS (together with certain of its employees and affiliates, the "BRS Holders") and CVC (together with certain of its employees and affiliates, the "CVC Holders") and $5.5 million of which is assumed to have been provided by the Management Stockholders of $5.5 million. Such amounts do not reflect the issuance of additional shares of Surviving Corporation Common Stock which may be purchased by certain persons after the Effective Time or the issuance of any options to acquire securities of the Surviving Corporation which may be granted to the employees of the Company. See "SPECIAL FACTORS--Interests of Certain Persons in the Merger." BRS and CVC have committed to CBF to invest (directly or indirectly) up to $52.5 million each in securities of the Surviving Corporation. See "FINANCING OF THE MERGER." The actual investments by BRS, CVC and the Management Stockholders have not been definitively determined by BRS and CVC and remain subject to change.

                                        NUMBER AND PERCENT OF SHARES IN THE SURVIVING CORPORATION
                           ------------------------------------------------------------------------------------
                                                    SERIES A-2             SERIES B              SERIES C
NAME OF BENEFICIAL OWNER    COMMON STOCK (1)      PREFERRED STOCK      PREFERRED STOCK       PREFERRED STOCK
-------------------------  -------------------  -------------------  --------------------  --------------------
BRS Holders (2), (3).....     2,087,500/41.75%     7,000,000/50.00%     16,236,111/46.39%     13,916,667/46.39%

CVC Holders (2), (4).....     2,087,500/41.75%     7,000,000/50.00%     16,236,111/46.39%     13,916,667/46.39%

Management Stockholders
  (5)....................       825,000/16.50%                            2,527,778/7.22%       2,166,667/7.22%

------------------------

(1) Does not include certain additional options which may be issued after the Effective Time. See Note 5. Assumes the Company does not issue any warrants pursuant to the debt financing transactions described in "FINANCING OF THE MERGER."

(2) Pursuant to the terms of the Financing Letter in respect of the New Credit Facility, in the event that the bank's syndication efforts permit in excess of $86 million to be available at Closing, the total drawing under the New Credit Facility may be increased at the Borrower's discretion and the amount of the equity contribution by BRS and CVC may be reduced by the same amount.

(3) Does not include shares of Series A-1 Preferred Stock which may be received by BRS Holders as Merger Consideration.

(4) Does not include shares of Series A-1 Preferred Stock which may be received by CVC Holders as Merger Consideration.

(5) Does not include shares of Series A-1 Preferred Stock which may be received by Management Stockholders as Merger Consideration. Includes 825,000 shares of Surviving Corporation Common Stock acquired pursuant to the Management Stockholders' investment. Does not include issuance of any options to certain employees of the Company to be designated by the Company and BRS and CVC to acquire securities of the Surviving Corporation (representing approximately 5% of the outstanding Surviving Corporation Common Stock on a fully diluted basis) which may be granted in the future, See "THE MERGER--Interests of Certain Persons in the Merger."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, which have been filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act (File No. 1-14146), are incorporated in this Proxy Statement/Prospectus by reference and shall be deemed to be a part hereof for purposes of the Exchange
Act:

    (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1998 (the "Company's Form 10-K") and amendment thereto (the "Company's Form 10-K/A");

    (b) The Company's Report on Form 8-K dated March 29, 1999.

    (c) The Company's Report on Form 8-K dated April 29, 1999.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the Special Meeting and any adjournment or postponement thereof, shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof for purposes of the Exchange Act from the date of the filing of such documents. Any statement contained in this Proxy Statement/Prospectus, in a supplement to this Proxy Statement/Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any subsequently filed supplement to this Proxy Statement/Prospectus or in any document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

                        ADDITIONAL AVAILABLE INFORMATION

    The Company, CBF, CBF Sub, BRS and CVC have filed with the Commission a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") under the Exchange Act with respect to the transactions described in this Proxy Statement/Prospectus. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus omits certain information and exhibits contained in the Schedule 13E-3. The Schedule 13E-3 (including exhibits) and any amendments thereto may be inspected and copied at, or obtained from, the Commission's offices as set forth below. For further information, reference is hereby made to the Schedule 13E-3 and the exhibits thereto. Statements contained in this Proxy Statement/Prospectus concerning documents filed with the Commission as exhibits to the Schedule 13E-3 or attached as Annexes to this Proxy Statement/Prospectus are not necessarily complete and, in each instances, reference is made to the copy of the document filed as an exhibit to the Schedule 13E-3 or attached as an Annex to this Proxy Statement/Prospectus. Each statement in this Proxy Statement/ Prospectus concerning such a document is qualified in its entirety by reference to such document.

    The Company is currently subject to the informational and reporting requirements of the Exchange Act, and in accordance therewith files periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such reports and other information may also be obtained upon payment of the Commission's prescribed rates by writing to the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission also maintains a Web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission.

    Certain documents discussed in this Proxy Statement/Prospectus, including, without limitation, the Schedule 13 E-3 and all exhibits thereto and the opinion of STES, are also available for inspection and copying at the principal executive offices of the Company at 4401 Fair Lakes Court, Fairfax, Virginia, 22033, (703) 968-8524, during its regular business hours, by any Stockholder or his or her representative so designated in writing. Upon the written request of a Stockholder directed to the Secretary of the Company at the above address, the Company will mail to such Stockholder a copy of any such document at the expense of such Stockholder.

    If the Merger is consummated, the Company will deregister the Shares and will no longer be subject to the requirements of the Exchange Act with respect to such securities. See "SPECIAL FACTORS-- Certain Effects of the Merger."

                                    EXPERTS

    The consolidated financial statements and schedules of the Company as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Representatives of KPMG LLP are expected to be present at the Special Meeting, may make a statement if they desire to do so and will be available to respond to appropriate questions.

                             STOCKHOLDER PROPOSALS

    If the Merger is not consummated, the next Annual Meeting of Stockholders of the Company is expected to be held shortly after termination of the Merger Agreement. Any Stockholder who wishes to present a proposal for action at such meeting must comply with the applicable rules and regulations of the Commission then in effect and the Company's By-Laws. In accordance with regulations issued by the Commission, Stockholder proposals intended for presentation at the next Annual Meeting of Stockholders must be received by the Secretary of the Company within a reasonable period [before the Company begins to print and mail its proxy materials] if such proposals are to be considered for inclusion in the Company's Proxy Statement for the next Annual Meeting of the Stockholders.

                           FORWARD-LOOKING STATEMENTS

    Except for the historical information contained or incorporated by reference in this Proxy Statement/ Prospectus, the matters discussed or incorporated by reference herein are forward-looking statements. Although the Company believes that its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations. The forward-looking statements contained herein involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The material factors known to the Company are general economic and business conditions, competition with other companies and other factors set forth in "RISK FACTORS" and elsewhere in this Proxy Statement/Prospectus and in the documents incorporated by reference herein.

    The Company hereby identifies the following additional factors which could cause the Company's actual financial results to differ materially from any such results which might be projected, forecast, estimated or budgeted by the Company in forward-looking statements; (i) heightened competition, including specifically price competition, the entry of new competitors, or the introduction of new products by new and existing competitors; (ii) adverse state and federal legislation and regulation; (iii) the termination of contracts with major customers or renegotiation of these contracts at less cost-effective rates or with longer payment terms; (iv) unanticipated price increases; (v) higher service, administrative or general expenses occasioned by the need for additional advertising, marketing, administrative, or management information systems expenditures; and (vi) the inability to consummate proposed and future acquisitions or to successfully integrate any consummated acquisition with the Company's other operations.

                                 OTHER MATTERS

    The Company knows of no other business that will be presented for action by the Stockholders at the Special Meeting. No other business may be transacted at the Special Meeting unless written notice thereof is first given to Stockholders in the manner prescribed by Delaware law and the Company's By-Laws.

                                          Frances Ann Ziemniak
                                          Secretary

         PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND MAIL IT
                PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                                                                         ANNEX A

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                          AGREEMENT AND PLAN OF MERGER
                                     AMONG
                                CBF HOLDING LLC
                               CBF MERGERCO INC.
                                      AND
                       CORT BUSINESS SERVICES CORPORATION

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                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               -----
ARTICLE I.
    THE MERGER............................................................................................           2
    SECTION 1.1   The Merger..............................................................................           2
    SECTION 1.2   Closing.................................................................................           2
    SECTION 1.3   Effective Time..........................................................................           2
    SECTION 1.4   Effects of the Merger...................................................................           2
    SECTION 1.5   Certificate of Incorporation; By-laws...................................................           2
    SECTION 1.6   Directors...............................................................................           3
    SECTION 1.7   Officers................................................................................           3
ARTICLE II.
    EFFECT OF THE MERGER ON THE SECURITIES
      OF THE CONSTITUENT CORPORATIONS.....................................................................           3
    SECTION 2.1   Effect on Capital Stock.................................................................           3
    SECTION 2.2   Stock Options...........................................................................           4
    SECTION 2.3   Exchange of Certificates................................................................           5
ARTICLE III.
    REPRESENTATIONS AND WARRANTIES........................................................................           7
    SECTION 3.1   Representations and Warranties of the Company                                                      7
    SECTION 3.2   Representations and Warranties of Parent and Sub                                                  12
ARTICLE IV.
    COVENANTS RELATING TO CONDUCT OF BUSINESS PRIOR TO MERGER.............................................          15
    SECTION 4.1   Conduct of Business of the Company......................................................          15
    SECTION 4.2...........................................................................................          17
ARTICLE V.
    ADDITIONAL AGREEMENTS.................................................................................          17
    SECTION 5.1   Meeting of Stockholders.................................................................          17
    SECTION 5.2   Proxy Statement; Schedule 13E-3.........................................................          17
    SECTION 5.3   Access to Information; Confidentiality..................................................          18
    SECTION 5.4   Commercially Reasonable Efforts.........................................................          19
    SECTION 5.5   Financing...............................................................................          20
    SECTION 5.6   Indemnification; Directors' and Officers' Insurance.....................................          20
    SECTION 5.7   Public Announcements....................................................................          22
    SECTION 5.8   Acquisition Proposals...................................................................          22
    SECTION 5.9   Stockholder Litigation..................................................................          23
    SECTION 5.10  Board Action Relating to Stock Option Plans and Options.................................          23
    SECTION 5.11  Notices of Certain Events...............................................................          23
    SECTION 5.13  Purchase of Common Stock................................................................          24
ARTICLE VI.
    CONDITIONS PRECEDENT..................................................................................          24
    SECTION 6.1   Conditions to Each Party's Obligation to Effect the Merger..............................          24
    SECTION 6.2   Conditions to Obligations of Parent and Sub.............................................          25
    SECTION 6.3   Conditions to Obligations of the Company................................................          26
ARTICLE VII.
    TERMINATION, AMENDMENT AND WAIVER.....................................................................          26
    SECTION 7.1   Termination.............................................................................          26
    SECTION 7.2   Effect of Termination...................................................................          28
    SECTION 7.3   Expenses................................................................................          29
    SECTION 7.4   Amendment...............................................................................          29

                                                                                                               PAGE
                                                                                                               -----
    SECTION 7.5   Extension; Waiver.......................................................................          29
    SECTION 7.6   Procedure for Termination, Amendment, Extension or Waiver...............................          30
ARTICLE VIII.
    GENERAL PROVISIONS....................................................................................          30
    SECTION 8.1   Nonsurvival of Representations and Warranties...........................................          30
    SECTION 8.2   Fees and Expenses.......................................................................          30
    SECTION 8.3   Definitions.............................................................................          30
    SECTION 8.4   Notices.................................................................................          31
    SECTION 8.5   Interpretation..........................................................................          32
    SECTION 8.6   Counterparts............................................................................          32
    SECTION 8.7   Entire Agreement; Third-Party Beneficiaries.............................................          32
    SECTION 8.8   Governing Law...........................................................................          32
    SECTION 8.9   Assignment..............................................................................          32
    SECTION 8.10  Enforcement.............................................................................          33
    SECTION 8.11  Severability............................................................................          33
    SECTION 8.12  WAIVER OF JURY TRIAL....................................................................          33
    SECTION 8.13  Time is of the Essence..................................................................          33

Exhibits
    Schedule I             --      Affiliated Stockholders
    Exhibit 2.1(c)         --      Retained Shares
    Exhibit A              --      Restated Charter
    Exhibit B              --      Series A-1 Preferred Terms
    Exhibit C              --      Equity Commitment Letters

                          AGREEMENT AND PLAN OF MERGER

    This AGREEMENT AND PLAN OF MERGER, dated March   , 1999 (this "Agreement"),
by and among CBF HOLDING LLC, a Delaware limited liability company ("Parent"), CBF MERGERCO, INC., a Delaware corporation ("Sub"), and CORT BUSINESS SERVICES CORPORATION, a Delaware corporation (the "Company"). Capitalized terms used herein have the meanings ascribed to them in Section 8.3.

    WHEREAS, the Board of Directors of each of Parent, Sub and the Company have adopted resolutions approving this Agreement, and deem it advisable and in the best interests of their respective companies and stockholders to consummate the merger of Sub with and into the Company (the "Merger") upon the terms and subject to the conditions set forth herein; and

    WHEREAS, as of the date hereof, the stockholders listed on Schedule I hereto (the "Affiliated Stockholders") own or have the power to vote the number of the shares of the common stock of the Company set forth thereon (representing approximately the percentage of the total number of outstanding shares of the Company's common stock as of the date hereof set forth thereon);

    WHEREAS, in accordance with applicable law, the Company's Restated Certificate of Incorporation, (as in effect from time to time, the "Restated Charter") and the terms of this Agreement, the affirmative vote of the holders of a majority of the outstanding voting common stock of the Company and the affirmative vote of holders of a majority of the outstanding shares of voting common stock that are not beneficially owned by the Affiliated Stockholders or by persons that are Affiliates or Associates (as such terms are defined in Section 8.3) of the Affiliated Stockholders are required to adopt this Agreement; and

    WHEREAS, pursuant to the Merger, shares of the Company's common stock will be converted into the right to receive the Merger Consideration or the Retained Share Merger Consideration (each, as defined below), as the case may be, in the manner set forth herein;

    WHEREAS, it is intended that the Merger be recorded as a recapitalization for financial reporting purposes;

    NOW, THEREFORE, in consideration of the foregoing premises and the represen tations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound, the parties agree as follows:

                                   ARTICLE I.

                                   THE MERGER

    SECTION 1.1 THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement and Plan of Merger (the "Agreement"), and in accordance with the Delaware General Corporation Law (the "DGCL") Sub shall be merged with and into the Company at the Effective Time (as hereinafter defined). Upon the Effective Time, the separate existence of Sub shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation").

    SECTION 1.2 CLOSING. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to
Section 7.1, and subject to the satisfaction or waiver of the conditions set forth in Article VI, the closing of the Merger (the "Closing") will take place at 10:00 a.m. New York City time on the third business day following the date on which the last to be fulfilled or waived of the conditions set forth in Article VI shall be fulfilled or waived in accordance with this Agreement (the "Closing Date"), at the offices of Kirkland & Ellis, 153 East 53rd Street, New York, New York 10022, or such other date, time or place as agreed to in writing by the Parties.

    SECTION 1.3 EFFECTIVE TIME. The Company, with the consent of Parent, will file with the Secretary of State of the State of Delaware (the "Delaware Secretary of State") on the date of the Closing (or on such other date as Parent and the Company may agree) a certificate of merger or other appropriate documents, executed in accordance with the relevant provisions of the DGCL, and make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective upon the filing of the certificate of merger with the Delaware Secretary of State, or at such later time as is specified in the certificate of merger and is agreed to by the parties (the "Effective Time").

    SECTION 1.4 EFFECTS OF THE MERGER. The Merger shall have the effects set forth in Section 259 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

    SECTION 1.5  CERTIFICATE OF INCORPORATION; BY-LAWS.

    (a) At the Effective Time, the Restated Charter shall be amended so as to read in its entirety as set forth in Exhibit A to this Agreement and as so amended shall become the certificate of incorporation of the Surviving Corporation.

    (b) The By-Laws of Sub as in effect at the Effective Time shall be, from and after the Effective Time, the By-Laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

    SECTION 1.6 DIRECTORS. The directors of Sub at the Effective Time shall become, from and after the Effective Time, the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

    SECTION 1.7 OFFICERS. At the Effective Time, the officers of the Company shall become the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                                  ARTICLE II.

                     EFFECT OF THE MERGER ON THE SECURITIES
                        OF THE CONSTITUENT CORPORATIONS

    SECTION 2.1 EFFECT ON CAPITAL STOCK. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder:

        (a) COMMON STOCK OF SUB. Each share of common stock and preferred stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of Series A Preferred Stock, one share of Series B Preferred Stock, one share of Series C Preferred Stock and one share of Common Stock of the Surviving Company ("Surviving Company Securities"), which Surviving Company Securities shall be validly issued, fully paid and nonassessable upon such conversion.

        (b) CANCELLATION OF TREASURY STOCK. Each share of the Common Stock (as defined in Section 8.3) issued or outstanding immediately prior to the Effective Time that is owned by the Company or any of its wholly-owned Subsidiaries shall be canceled automatically and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

        (c) CONVERSION OF COMPANY SHARES. Each share of Common Stock that is then issued and outstanding (such shares of Common Stock being hereinafter referred to collectively as the "Company Shares", other than shares to be canceled pursuant to subsection 2.1(b) above and other than Dissenting Shares and Retained Shares (each as hereinafter defined), which shares will not constitute "Company Shares" hereunder) shall be converted into and become the right to receive, upon surrender of the certificate representing such Company Shares in accordance with Section 2.3, $24 in cash, without interest thereon (the "Per Share Cash Amount") and one (1) share of Senior Preferred (as defined in Section 8.3) (together with the Per Share Cash Amount, the "Merger Consideration"). Each Person set forth on the attached
    Exhibit 2.1(c), shall have the right to elect, by notice to the Company and Parent prior to the Effective Time, to exchange up to the number of shares of Common

    Stock set forth on Exhibit 2.1(c) (each a "Retained Share" and collectively, the "Retained Shares") into the right to receive, in lieu of the Merger Consideration, the quantities and classes of Surviving Company Securities as set forth on such Exhibit 2.1(c) (the "Retained Share Merger
    Consideration").

        (d) DISSENTING SHARES. Notwithstanding anything in this Agreement to the contrary, shares of Common Stock issued and outstanding immediately prior to the Effective Time held by a holder (a "Dissenting Shareholder") (if any) who has the right to demand, and who properly demands, an appraisal of such shares in accordance with Section 262 of the DGCL (or any successor provision) ("Dissenting Shares") shall not be converted into a right to receive the Merger Consideration unless such Dissenting Shareholder fails to perfect or otherwise loses such Dissenting Shareholder's right to such appraisal, if any. If, after the Effective Time, such Dissenting Shareholder fails to perfect or loses any such right to appraisal, each such share of such Dissenting Shareholder shall be treated as a share that had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with this Section 2.1, without interest or dividends thereon. The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any Company Shares, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

        (e) CANCELLATION AND RETIREMENT OF COMMON STOCK. As of the Effective Time, all certificates representing shares of Common Stock, issued and outstanding immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate representing any such shares of Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration or the Retained Share Merger Consideration, as the case may be, upon surrender of such certificate in accordance with Section 2.3, or, in the case of Dissenting Shares, the rights, if any, accorded under Section 262 of the DGCL.

    SECTION 2.2 STOCK OPTIONS. For purposes of this Agreement, the term "Option" means each unexercised option, warrant or other security (including without limitation any Company Stock Option, as hereafter defined) pursuant to which the holder thereof has the right to purchase Common Stock from the Company (whether or not such option is vested or exercisable) that is outstanding at the Effective Time. The term "Company Stock Options" means each outstanding option to purchase shares of Common Stock (a "Company Stock Option") issued under the Company Stock Option Plans (as defined in Section 3.1(c), as amended from time to time. The Company shall use its commercially reasonable efforts to modify or amend each Company Stock Option Plan or take such other action as may be reasonably necessary or appropriate in order that as of the Effective Time, each Option that by its terms is exercisable from and after the Effective Time and has an exercise price which is less than $26.50 per share, (each, an "In the Money Option") shall be extinguished and represent at the Effective Time the right to receive one (1.0) share of Senior Preferred for each share of Common Stock issuable upon exercise of such In the Money Option, and a cash amount equal to the product of (x) the excess, if any, of (a) the Per Share Cash Amount over (b) the exercise price of such Option (the "Cash Option Amount") multiplied by (y) the aggregate number of shares of Common Stock issuable upon the exercise in full of such Option as of the Effective Time; provided, however, that each In the Money Option with an exercise price in excess of the Per Share Cash Amount shall entitle the holder thereof to receive only a number of shares of Senior Preferred equal to the product of (x) a fraction, the numerator of which is equal to $26.50 minus the exercise price and the denominator of which is $2.50 (the initial liquidation preference of the Senior Preferred), multiplied by (y) the aggregate number of shares of Common Stock issuable upon the exercise in full of such Option as of the Effective Time; provided that each holder shall be entitled to receive cash in lieu of any fractional shares of Senior Preferred held thereby. Except as otherwise agreed to by the parties, (i) the Company Stock Option Plans shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary shall be terminated as of the Effective Time, and
(ii) the Company shall take all action necessary to ensure that following the Effective Time no participant in the Company Stock Option Plans or other plans, programs or arrangements shall have any right thereunder to acquire or participate in changes in value of equity securities of the Company, the Surviving Corporation, Sub or any of their respective subsidiaries and to terminate all such plans effective as of the Effective Time; provided that for avoidance of doubt, any such termination shall not affect the rights of any outstanding Option, except as otherwise provided in the Company Stock Option Plans.

    SECTION 2.3 EXCHANGE OF CERTIFICATES. (a) EXCHANGE AGENT. As of the Effective Time, Sub (or the Company, as the Surviving Corporation) shall deposit, or shall cause to be deposited, with or for the account of a bank or trust company designated prior to the Effective Time by Sub, which shall be reasonably satisfactory to the Company (the "Exchange Agent"), for the benefit of the holders of Certificates (as defined herein) (i) cash in an aggregate amount (the "Exchange Fund") equal to the sum of (x) the product of (A) the number of Company Shares issued and outstanding at the Effective Time multiplied by (B) the Per Share Cash Amount plus (y) the product of (A) the aggregate number of shares of Common Stock issuable upon exercise in full of all of the In the Money Options as of the Effective Time multiplied by (B) the Cash Option Amount (as defined in Section 2.2 above) with respect to such In the Money Options and (ii) a stock certificate issued in the name of the Exchange Agent or its nominee) representing the number of shares of Senior Preferred deliverable pursuant to Section 2.2 (including any fractional shares).

    (b) EXCHANGE PROCEDURES. As soon as practicable following the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail or deliver to each record holder, as of the Effective Time, of an outstanding certificate or certificates or option grant which immediately prior to the Effective Time represented shares of either Common Shares or Retained Shares or In the Money Options (the "Certificates"), a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender to the Exchange Agent of a Certificate, together with a duly executed letter of transmittal and any other reasonably required documents, the holder of such Certificate shall promptly receive in exchange therefor (i) with respect to Certificates representing Retained Shares, the form of a certificate or certificates representing the number of shares of Surviving Company Securities, to which such holder is entitled pursuant to Section 2.1(c), and (ii) with respect to any other Certificates, the amount of cash to which such holder is entitled pursuant to
Section 2.1(c) or Section 2.2 (as applicable), without interest, less any required withholding of U.S. federal income taxes and a certificate or certificates for the shares of Senior Preferred to which such holder is entitled in accordance with the terms hereof, with an issuance date of the Effective Time, and in each case, such Certificate shall be canceled. If payment or delivery is to be made to a Person other than the Person in whose name a Certificate so surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer, that the signatures on the certificate or any related stock power shall be properly guaranteed and that the Person requesting such payment either pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate so surrendered or establish to the satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.3, each Certificate (other than Certificates canceled pursuant to Section 2.1(b), and Dissenting Shares) shall represent for all purposes only the right to receive the Merger Consideration, the Retained Share Merger Consideration or the consideration payable pursuant to Section 2.2 (the "Option Consideration"), as the case may be, in the form provided for by this Agreement, without interest.

    (c) TERMINATION OF EXCHANGE FUND. If Certificates are not surrendered prior to the date that is one year after the Effective Time, unclaimed amounts (including interest thereon) remaining in the Exchange Fund shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto. Any stockholders or optionholders of the Company who have not theretofore complied with the provisions of this Section 2.3 shall thereafter look only to the Surviving Corporation and only as general creditors thereof for payment for their claims in the form and amounts to which such stockholders or optionholders are entitled.

    (d) NO FURTHER RIGHTS IN COMMON STOCK. After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of the shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration, Retained Share Merger Consideration or Option Consideration, as the case may be, as provided for and in accordance with the provisions of this Section 2.3.

    (e) INVESTMENT OF EXCHANGE FUND. The Exchange Agent shall invest the Exchange Fund, as directed by the Surviving Corporation, in (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) commercial paper rated the highest quality by either Moody's Investors Services, Inc. or Standard & Poor's Corporation, or (iv) certificates of deposit, bank repurchase agreements or bankers acceptances, of commercial banks with capital exceeding $100 million, and any net earnings with respect thereto shall be paid to the Surviving Corporation as and when requested by the Surviving Corporation; provided that any such investment or any such payment of earnings shall not delay the receipt by holders of Certificates of the Merger Consideration, Retained Share Merger Consideration or Option Consideration, as the case may be, or otherwise impair such holders' respective rights hereunder.

    (f) WITHHOLDING RIGHTS. The Surviving Corporation, Parent or Sub shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Shares or Options such amounts (each a "Withholding Amount") as the Surviving Corporation, Parent or Sub is required to deduct and withhold with respect to the making of such payment under the Code (as hereinafter defined), or any provision of state, local or foreign tax law, including, without limitation, withholdings required in connection with payments with respect to Company Stock Options held by employees of the Company. To the extent that amounts are so withheld by the Surviving Corporation, Parent or Sub, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder in respect of which such deduction and withholding was made.

    (g) No dividends or other distributions with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Senior Preferred represented thereby until the surrender of such Certificate in accordance with this Section 2.3. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the Certificate representing shares of Senior Preferred issued in connection therewith, without interest, (i) at the time of such surrender or as promptly thereafter as practicable, the proportionate amount of dividends or other distributions with a record date after the Effective Time of the Merger theretofore paid with respect to such shares of Senior Preferred, and (ii) at the appropriate payment date, the proportionate amount of dividends or other distributions, with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable, with respect to such number of shares of Senior Preferred.

                                  ARTICLE III.

                         REPRESENTATIONS AND WARRANTIES

    SECTION 3.1 REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to Parent and Sub as follows:

        (a) ORGANIZATION, STANDING AND CORPORATE POWER. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and corporate authority to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a material adverse effect on the business, financial condition, or results of operations of the Company and its Subsidiaries (as defined in subsection 3.1(b) hereof) taken as a whole (a "Material Adverse Effect"). The Company has delivered to Parent complete and correct copies of its Restated Charter and Bylaws, as amended to the date of this Agreement.

        (b) SUBSIDIARIES. SECTION 3.1(b) of the disclosure schedule attached hereto (the "Disclosure Schedule") sets forth the name, jurisdiction of incorporation, total capitalization and number of shares of outstanding capital stock of each class owned, directly or indirectly, by the Company of each corporation of which the Company owns, directly or indirectly, a majority of the outstanding capital stock (individually, a "Subsidiary" and, collectively, the "Subsidiaries"). All the issued and outstanding shares of capital stock of each Subsidiary are validly issued, fully paid and nonassessable. All such shares owned, directly or indirectly, by the Company are owned by the Company beneficially and of record, free and clear of all liens, pledges, encumbrances or restrictions of any kind. No Subsidiary has outstanding any securities convertible into or exchangeable or exercisable for any shares of its capital stock, there are no outstanding options, warrants, stock appreciation rights, phantom stock or stock equivalents. Except as set forth in Section 3.1(c) of the Disclosure Schedule, the Company has no outstanding stock appreciation rights, phantom stock or stock equivalents or other rights to purchase or acquire any capital stock of any Subsidiary, there are no irrevocable proxies with respect to such shares, and there are no contracts, commitments, understandings, arrangements or restrictions by which any Subsidiary or the Company is bound to issue additional shares of the capital stock of a Subsidiary. Except for the Subsidiaries, and as otherwise disclosed in Section 3.1(b) of the Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock or other equity securities of any corporation or have any direct or indirect equity interest in any business. Each Subsidiary (i) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation; (ii) has all requisite corporate power and authority and any necessary governmental authority to carry on its business as it is now being conducted and to own, operate and lease its properties; and (iii) is qualified or licensed to do business as a foreign corporation and is in good standing in each of the jurisdictions in which
    (A) the ownership or leasing of real property or the conduct of its business requires such qualification or licensing and (B) the failure to be so qualified or licensed, either singly or in the aggregate, would have a Material Adverse Effect. The Company has previously delivered to Parent and Sub complete and correct copies of the Certificates or Articles of Incorporation and By-Laws of each Subsidiary, each as amended to date. All such Certificates or Articles of Incorporation and By-Laws are in full force and effect.

        (c) CAPITALIZATION. As of the date hereof, the authorized capital stock of the Company consists of 40,000,000 shares of Common Stock comprised of 20,000,000 shares of Voting Common and 20,000,000 shares of Non-Voting Common. At the close of business on March 24, 1999 (the "Stock Reference Date"), 13,094,585 shares of Voting Common were issued and outstanding, 1,359,071 shares of Voting Common were reserved for issuance upon the exercise of outstanding Options, no shares of Voting Common were reserved for issuance upon the conversion of any outstanding shares of Non-Voting Common, no shares of Non-Voting Common were issued and outstanding, 13,094,585 shares of Non-Voting Common were reserved for issuance upon the conversion of any outstanding shares of Voting Common, and no shares of Common Stock were held by the Company in its treasury. Except as set forth above, at the close of business on the Stock Reference Date, no shares of capital stock or other equity securities of the Company were issued, reserved for issuance or outstanding.

    Schedule 3.1(c) of the Disclosure Schedule sets forth each plan (collectively, the "Company Stock Option Plans") pursuant to which any options or warrants to acquire Common Stock have been, or may be, granted. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Company Stock Option Plans will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth above or in Section 3.1(c) of the Disclosure Schedule, the Company has no outstanding option, warrant, stock appreciation rights, phantom stock, stock equivalents, subscription or other right, agreement or commitment which either (i) obligates the Company to issue, sell or transfer, repurchase, redeem or otherwise acquire or vote any shares of the capital stock of the Company or
    (ii) restricts the transfer of Common Stock. As of the Stock Reference Date
    Section 3.1(c) of the Disclosure Schedule accurately sets forth the number of shares of Common Stock issuable upon exercise of each outstanding Option, and the applicable exercise price with respect to each such Option. Other than as set forth in Section 3.1(c) of the Disclosure Schedule, the Company has not granted, nor is obligated to grant, registration rights to any stockholders of the Company in respect of any of the Common Stock.

        (d) AUTHORITY; ENFORCEABILITY; NONCONTRAVENTION. The Company has the requisite corporate power and authority to enter into this Agreement and, subject to the adoption of this Agreement by its stockholders as set forth in subsection 6.1(a) with respect to the consummation of the Merger, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to the adoption of this Agreement by its stockholders as set forth in subsection 6.1(a). This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except that the enforceability hereof may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Except as disclosed in Section 3.1(d) of the Disclosure Schedule, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions hereof will not, (i) violate any of the provisions of the Restated Charter or By-laws of the Company, (ii) subject to the governmental filings and other matters referred to in the following sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or require the consent of any person under, any indenture or other agreement, permit, concession, franchise, license or similar instrument or undertaking to which the Company is a party or by which the Company or any of its assets is bound or affected, or (iii) subject to the governmental filings and other matters referred to in the following sentence, contravene any law, rule or regulation of any state of the United States or any political subdivision thereof or therein, or any order, writ, judgment, injunction, decree, determination or award currently in effect, which, in the case of clauses
    (ii) and (iii) above, alone or in the aggregate, would have a Material Adverse Effect or prevent consummation of the transactions contemplated hereby. No consent, approval or authorization of, or declaration or filing with, or notice to, any governmental agency or regulatory authority (a "Governmental Entity"), which has not been received or made, is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (i) the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); (ii) the filing of the certificate of merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business; (iii) such filings and consents as may be required under any environmental law pertaining to any notification, disclosure or required approval triggered by the Merger or the transactions contemplated by this Agreement other than such filings or consents which the failure to obtain would not have a Material Adverse Effect; (iv) any filings with the New York Stock Exchange (the "NYSE") and the Securities and Exchange Commission (the "SEC") with respect to the delisting and deregistration of the shares of Voting Common; (v) such other consents, approvals, authorizations, filings or notices as are set forth in Section 3.1(d)(v) of the Disclosure Schedule and (vi) any applicable filings under state antitakeover laws, or filings, authorizations, consents or approvals the failure to make or obtain which, in the aggregate, would not have a Material Adverse Effect or otherwise materially interfere with the consummation of the transactions contemplated hereby.

        (e) FINANCIAL STATEMENTS; SEC REPORTS. The Company has previously furnished Parent and Sub with true and complete copies of (i) its Annual Report on Form 10-K for the year ended December 31, 1997 (the "Annual Report") filed by the Company with the SEC, (ii) its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998 (collectively, the "Quarterly Reports" and, together with the Annual Report, the "Reports") filed by the Company with the SEC, (iii) proxy statements relating to all of the Company's meetings of shareholders (whether annual or special) held or scheduled to be held since December 31, 1997 and (iv) each other registration statement, proxy or information statement or current report on Form 8-K filed since September 30, 1998 by the Company with the SEC. Since January 1, 1994, the Company has complied in all material respects with its SEC filing obligations under the Exchange Act. The financial statements and related schedules and notes thereto of the Company contained in the Reports (or incorporated therein by reference) were prepared in accordance with generally accepted accounting principles applied on a consistent basis except as noted therein, and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and, if applicable, the cash flows for the periods then ended, subject (in the case of interim unaudited financial statements) to normal year-end audit adjustments, and such financial statements complied as of their respective dates in all material respects with applicable rules and regulations of the SEC. Each such registration statement, proxy statement and Report was prepared in accordance with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as applicable, and did not, on the date of effectiveness in the case of such registration statements, on the date of mailing in the case of such proxy statements and on the date of filing in the case of such Reports, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

        (f) ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as may be disclosed in the Reports or as otherwise disclosed in Section 3.1(f) of the Disclosure Schedule, since September 30, 1998 there has not been (i) any change in the business, assets, financial condition or results of operations of the Company or its Subsidiaries or any other event which in any such case has had or could reasonably be expected to have a Material Adverse Effect; (ii) any damage, destruction or loss, whether covered by insurance or not, having a material adverse effect upon the properties or business of the Company and the Subsidiaries taken as a whole; (iii) any declaration, setting aside or payment of any dividend, or other distribution in respect of the capital stock of the Company or any redemption or other acquisition by the Company of any of its capital stock; (iv) any issuance by the Company, or commitment of the Company to issue, any shares of its Common Stock or securities convertible into or exchangeable for shares of its Common Stock; (v) any increase in the rate or terms of compensation payable or to become payable by the Company or any Subsidiary to its directors, officers or key employees, except increases occurring in the ordinary course of business in accordance with its customary past practices; (vi) any grant or increase in the rate or terms of any bonus, insurance, pension, severance or other employee benefit plan, payment or arrangement made to, for or with any directors, officers or key employees, except increases occurring in the ordinary course of business in accordance with its customary past practices; (vii) any change by the Company in accounting methods, principles or practices except as required by generally accepted accounting principles; (viii) an entry into any agreement, commitment or transaction by the Company or any Subsidiary which is material to the Company and its Subsidiaries taken as a whole, except agreements, commitments or transactions in the ordinary course of business;
    (ix) any stock split, reverse stock split, combination or reclassification of the Common Stock; (x) any change in the terms and conditions of the Company Stock Option Plans except as contemplated hereby; or (xi) any agreement or commitment, whether in writing or otherwise, to take any action described in this subsection 3.1(f). Since December 31, 1997, the Company and the Subsidiaries have conducted their respective businesses in all material respects only in the ordinary course, consistent with past custom and practice, except as contemplated by this Agreement and except to the extent such conduct would not have a Material Adverse Effect.

        (g) COMPANY SCHEDULE 13E-3 AND PROXY MATERIALS. All of the information supplied by the Company for inclusion in the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") referred to in Section
    5.2 hereof will not, on the date the Schedule 13E-3 is first filed, and all of the information supplied by the Company for inclusion in the Definitive Proxy Statement referred to in Section 5.2 hereof will not, on the date when the Definitive Proxy Statement is first mailed to the Company's shareholders, and the Schedule 13E-3 and the Definitive Proxy Statement, as then amended or supplemented, will not, on the date of the Company's stockholders' meeting referred to in Section 5.1 hereof or on the Closing Date (as defined in Section 1.2 hereof), contain any statement which is false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty regarding information furnished by Parent or Sub for inclusion in the Schedule 13E-3 or the Definitive Proxy Statement (or any amendment or supplement thereto). The Definitive Proxy Statement will comply as to form and, with respect to information supplied or to be supplied in writing by or on behalf of the Company for inclusion in the Definitive Proxy Statement, substance in all material respects with the requirements of the Exchange Act and the applicable rules and regulations of the SEC thereunder.

        (h) BOARD RECOMMENDATION. As of the date hereof, the Board of Directors of the Company has recommended that the stockholders of the Company vote for adoption of this Agreement, subject to Section 5.8.

        (i) UNDISCLOSED LIABILITIES. Neither the Company nor any of its Subsidiaries has any material liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for taxes), except for (i) liabilities, obligations or contingencies that are reserved or accrued against the unaudited consolidated balance sheet of the Company and its Subsidiaries dated as of December 31, 1997 (ii) liabilities which have arisen after December 31, 1997 in the ordinary course of business, none of which is a liability and (iii) liabilities which individually or in the aggregate would not have a Material Adverse Effect.

        (j) TAKEOVER PROVISIONS INAPPLICABLE. The Restated Charter provides that Section 203 of the GCL is inapplicable to the Merger.

        (k) BROKERS. No broker, investment banker, financial advisor or other person, the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement.

    SECTION 3.2 REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB. Parent and Sub represent and warrant to the Company as follows:

        (a) ORGANIZATION, STANDING AND CORPORATE POWER. Parent is a limited liability company duly organized and validly existing under the laws of the State of Delaware. Sub is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. Each of Parent and Sub has the requisite power (corporate or otherwise) and authority (corporate or otherwise) to carry on its business as now being conducted. Each of Parent and Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a Material Adverse Effect.

        (b) CAPITALIZATION. As of the date of this Agreement, the authorized units of Parent consists of 1,000 common units, none of which are presently issued and outstanding. As of the date of this Agreement, the authorized capital stock of Sub consists of (i) 1,000 shares of common stock, par value $.01 per share, 1,000 shares of which are presently issued and outstanding which constitutes all of the issued and outstanding capital stock of Sub. All of the issued and outstanding units and shares of capital stock of Parent and Sub, as applicable, are validly issued, fully paid and nonassessable. As of the Effective Time, the capitalization of Parent and Sub and the ownership of the issued and outstanding shares of the capital stock or other interests of each of Parent and Sub will be as provided to the Company for inclusion in the Definitive Proxy Statement.

        (c) AUTHORITY; ENFORCEABILITY; NONCONTRAVENTION. Parent and Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Sub. This Agreement has been duly executed and delivered by and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes a valid and binding obligation of each of Parent and Sub, enforceable against such party in accordance with its terms, except that the enforceability hereof may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not (i) violate any of the provisions of the charter documents of Parent, or the Certificate of Incorporation or By-laws of Sub, (ii) subject to the governmental filings and other matters referred to in the following sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or require the consent of any person under, any indenture, or other agreement, permit, concession, franchise, license or similar instrument or undertaking to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or any of their assets is bound or affected, or (iii) subject to the governmental filings and other matters referred to in the following sentence, contravene any law, rule or regulation of any state or of the United States or any political subdivision thereof or therein, or any order, writ, judgment, injunction, decree, determination or award currently in effect, which, in the case of clauses (ii) and (iii) above, singly or in the aggregate, would have a material adverse effect on the business, financial condition or results of operations of Parent and Sub taken as a whole or prevent consummation of the transactions contemplated hereby. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement by Parent or Sub or the consummation by Parent or Sub, as the case may be, of any of the transactions contemplated by this Agreement, except for (i) the requirements or the Exchange Act, (ii) the filing of the certificate of merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (iii) such other consents, approvals, authorizations, filings or notices as are set forth in Section 3.1(d)(v) of the Disclosure Schedule and (iv) any applicable filings under state antitakeover laws, or filings, authorizations, consents or approvals the failure to make or obtain which, in the aggregate, would not have a material adverse effect on the business, financial condition or results of operations of Parent and Sub taken as a whole or prevent consummation of the transactions contemplated hereby.

        (d) SCHEDULE 13E-3 AND PROXY MATERIALS. All of the information to be furnished by Parent or Sub for inclusion in the Schedule 13E-3 and the Definitive Proxy Statement (or any amendment or supplement thereto) will not, in the case of the Schedule 13E-3, on the date it is first filed, and in the case of the Definitive Proxy Statement, on the date it is first mailed to the Company's shareholders, and in the case of the Schedule 13E-3 and the Definitive Proxy Statement, as then amended or supplemented, on the date of the Company's stockholders' meeting referred to in Section 5.1 hereof or on the Closing Date, contain any statement which is false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent and Sub make no representation or warranty regarding information furnished by the Company for inclusion in the Schedule 13E-3 (or any amendment or supplement thereto). The information supplied or to be supplied in writing by or on behalf of Parent or Sub for inclusion in the Schedule 13E-3 will comply as to form and substance in all material respects with the requirements of the Exchange Act and the applicable rules and regulations of the SEC thereunder.

        (e) BROKERS. No broker, investment banker, financial advisor or other person, the fees and expenses of which will be paid by Parent of Sub, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement.

        (f) FINANCING. Attached hereto as Exhibit C are true and correct copies of (collectively, the "Equity Letters"); (i) a commitment letter dated the date hereof from Bruckmann, Rosser, Sherrill & Co., L.P. ("BRSLP") pursuant to which BRSLP has committed, subject to the terms and conditions set forth therein, to provide or cause to be provided equity funding of up to $52,500,000; and (ii) a commitment letter dated the date hereof from Citicorp Venture Capital, Ltd. ("CVC") pursuant to which CVC has committed, subject to the terms and conditions set forth therein, to provide or cause to be provided Equity Funding of up to $52,500,000.

                                  ARTICLE IV.

                   COVENANTS RELATING TO CONDUCT OF BUSINESS
                                PRIOR TO MERGER

    SECTION 4.1 CONDUCT OF BUSINESS OF THE COMPANY. Except as contemplated or otherwise permitted by this Agreement, during the period from the date of this Agreement to the Effective Time, the Company shall use its reasonable best efforts to operate, and shall cause each Subsidiary to use its reasonable best efforts to operate, its business in the ordinary course in all material respects and comply with applicable laws in all material respects. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as expressly contemplated by this Agreement and except as set forth in Section 4.1 of the Disclosure Schedule, the Company shall not, without the prior written consent of Parent:

    (i) (x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of the Company's outstanding capital stock, (y) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, or (z) purchase, redeem or otherwise acquire any shares of its outstanding capital stock or any rights, warrants or options to acquire any such shares;

    (ii) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, except for the issuance of shares of Common Stock upon exercise of Options outstanding prior to the date of this Agreement and disclosed in
         Section 3.1(c), or take any action that would make the Company's representations and warranties set forth in Section 3.1(c) not true and correct in all material respects;

   (iii) amend its Restated Charter or By-laws or other comparable charter or organizational documents;

    (iv) acquire any business or any corporation, partnership, joint venture, association or other business organization or division thereof (or any interest therein) in a transaction or series of transactions involving aggregate consideration in excess of $25 million or form any subsidiaries;

    (v) sell or otherwise dispose of any of its substantial assets, except in the ordinary course of business or in a transaction or series of transactions involving assets with an aggregate value of less than $5,000,000;

    (vi) make any capital expenditures or commitments with respect thereto, except capital expenditures or commitments not exceeding the Company's budget (which capital expenditures budget is described in Section 4.1 of the Disclosure Schedule) by more than $1,000,000 in the aggregate as the Company may, in its discretion, deem appropriate;

   (vii) (x) incur any indebtedness for borrowed money or guaranty any such indebtedness of another person, other than (A) borrowings in the ordinary course under existing lines of credit (or under any refinancing of such existing lines), (B) indebtedness owing to, or guaranties of indebtedness owing to, the Company or (C) in connection with the Financing, or (y) make any loans or advances to any other person, other than to the Company and other than routine advances to employees, except in the case of either (x) or (y) as disclosed in
         Section 4.1 of the Disclosure Schedule;

  (viii) grant or agree to grant to any employee any increase in wages or bonus (other than any increase in the ordinary course of business consistent with past practices), severance, profit sharing, retirement, deferred compensation, insurance or other compensation or benefits, or establish any new compensation or benefit plans or arrangements, or amend or agree to amend any existing Company Stock Option Plans, except as may be required under existing agreements disclosed in Section 3.1(a)(viii) of the Disclosure Schedule;

    (ix) merge, amalgamate or consolidate with any other entity in any transaction, sell all or substantially all of its business or assets;

    (x) enter into or amend any employment, consulting, severance or similar agreement with any individual which provides for the payment of an annual base salary in excess of $125,000;

    (xi) change its accounting policies in any material respect, except as required by generally accepted accounting principals;

   (xii) cancel, terminate, amend, modify or waive any of the terms of any confidentiality or standstill agreement executed with respect to a proposed acquisition of the capital stock or substantially all of the assets of the Company or any of its Subsidiaries by any other party prior to the date of this Agreement;

  (xiii) except as contemplated by Section 5.8 and Section 7.1(d) hereof, authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into an agreement in principle or an agreement with respect to any merger, consolidation or business combination (other than the Merger), any acquisition or disposition of a material amount of assets or securities (including, without limitation, the assets or securities of any Subsidiary and other than inventory in the ordinary course); or

   (xiv) except as contemplated by Section 5.8 and Section 7.1(d) hereof, commit or agree to take any of the foregoing actions except as contemplated by
         Section 5.8 and Section 7.1(d) hereof.

    SECTION 4.2 PLANS. Other than in connection with the Merger, Parent and Sub hereby covenant and agree that (a) they shall not sell, dispose of or otherwise transfer, or cause to be sold, disposed of or otherwise transferred, directly or indirectly, within one year of the Effective Time (i) more than 50% of the beneficial ownership of the outstanding voting capital stock of the Surviving Corporation or (ii) assets constituting more than 50% of the earning power of the Company and its subsidiaries or with a book value in excess of 50% of the book value of all assets of the Company and its subsidiaries and (b) the Surviving Corporation shall not engage in any public offering of its common equity securities (other than in connection with any offering of an "equity kicker" which is part of the Financing) within one year of the Effective Time.

                                   ARTICLE V.

                             ADDITIONAL AGREEMENTS

    SECTION 5.1 MEETING OF STOCKHOLDERS. Upon receipt of the Financing Letters, the Company will take all action necessary in accordance with applicable law and its Restated Charter and By-laws to duly call, give notice of, and convene a meeting of its stockholders (the "Stockholders' Meeting") to consider and vote upon the adoption of this Agreement. The board of directors of the Company shall recommend such adoption and approval, and subject to fiduciary obligations under applicable law, shall not withdraw or modify such recommendation other than in compliance with Section 5.8 and Section 7.1(d) or if the Fairness Opinion (as defined in Section 5.2) is withdrawn by Sun Trust Equitable Securities Corporation, and shall take all lawful action necessary to obtain such approval.

    SECTION 5.2 PROXY STATEMENT; SCHEDULE 13E-3. Parent will prepare and file after consultation with the Company, and the Company will cooperate with Parent in the preparation and filing of, the Schedule 13E-3 with the SEC with respect to the transactions contemplated by this Agreement. Parent shall pay the filing fee for such Schedule 13E-3 and Form S-4. In connection with the Stockholders' Meeting contemplated by Section 5.1 above, the Company will prepare and file (after consultations with Parent) a preliminary proxy statement relating to the transactions contemplated by this Agreement (the "Preliminary Proxy Statement") which shall be included as part of the registration statement on Form S-4 (the "Form S-4") with the SEC and will use its commercially reasonable efforts to respond to the comments of the SEC thereon, and to cause a final proxy statement and the Form S-4 (such proxy statement together with the Form S-4, "the Definitive Proxy Statement") to be mailed to the Company's stockholders, in each case as soon as reasonably practicable after providing Parent with reasonable opportunity to comment thereon. Each party to this Agreement will notify the other parties promptly of the receipt of the comments of the SEC, if any, and of any request by the SEC for amendments or supplements to the Schedule 13E-3, the Preliminary Proxy Statement or the Definitive Proxy Statement or for additional information, and will supply the others with copies of all correspondence between such party or its representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Schedule 13E-3, the Preliminary Proxy Statement, the Definitive Proxy Statement or the Merger. If at any time prior to the Stockholders' Meeting, (i) any event should occur relating to the Company or any of the Subsidiaries which should be set forth in an amendment of, or a supplement to, the Schedule 13E-3 or the Definitive Proxy Statement, or (ii) any event should occur relating to Parent or Sub or any of their respective Associates or Affiliates, or relating to the plans of any such persons for the Surviving Corporation after the Effective Time of the Merger, or relating to the Financing, in either case that should be set forth in an amendment of, or a supplement to, the Schedule 13E-3 or the Definitive Proxy Statement, then the Company or Parent (as applicable), will, upon learning of such event, promptly inform the other of such event and the Company shall prepare, file and, if required, mail such amendment or supplement to the Company's stockholders; provided that, prior to such filing or mailing the Company shall consult with Parent with respect to such amendment or supplement and shall afford Parent reasonable opportunity to comment thereon. Parent will furnish to the Company the information relating to Parent and Sub, their respective Associates and Affiliates and the plans of such persons for the Surviving Corporation after the Effective Time of the Merger, and relating to the Financing, which is required to be set forth in the Schedule 13E-3, the Preliminary Proxy Statement or the Definitive Proxy Statement under the Exchange Act and the rules and regulations of the SEC thereunder. The Definitive Proxy Statement shall contain a copy of the written opinion (the "Fairness Opinion") of Sun Trust Equitable Securities Corporation that the Merger Consideration is fair from a financial point of view to the Company's stockholders, other than the Affiliate Stockholders.

    SECTION 5.3  ACCESS TO INFORMATION; CONFIDENTIALITY.

    (a) From the date hereof, the Parent, Sub and their financing sources shall be entitled to make or cause to be made such reasonable investigation of the Company and its Subsidiaries, and the financial and legal condition thereof, as Parent, Sub and their financing sources deem reasonably necessary or advisable, and the Company shall reasonably cooperate with any such investigation. In furtherance of the foregoing, but not in limitation thereof, the Company will, and will cause each of its Subsidiaries to, provide the Parent, Sub and their financing sources and their respective agents and representatives, or cause them to be provided, with reasonable access to any and all of its management personnel, accountants, representatives, premises, properties, contracts, commitments, books, records and other information of the Company and each of its Subsidiaries upon reasonable notice during regular business hours and shall furnish such financial and operating data, projections, forecasts, business plans, strategic plans and other data relating to the Company and its Subsidiaries and their respective businesses as the Parent, Sub, its financing sources and their respective agents and representatives shall reasonably request from time to time, including all information necessary to satisfy closing conditions for obtaining Financing for the transactions contemplated hereby; provided, that until the Closing Date all information provided to Parent, Sub and their financing sources and representatives pursuant hereto (other than the information (i) contained in any offering memorandum prepared in connection with the registration, offering, placement, or syndication of any of the Financing or the Senior Preferred, (ii) disclosed in the process of marketing the Financing or the Senior Preferred, or (iii) contained in any filing with the SEC, the NYSE or any other national securities exchange), shall be subject to the confidentiality provisions set forth in Section 5.3(b). The Company agrees to cause its and its Subsidiaries' officers, employees, consultants, agents, accountants and attorneys to cooperate with the Parent, Sub and their financing sources and representatives in connection with such review and the Financing, including the preparation by the Parent, Sub and their financing sources of any offering memorandum or related documents related to such Financing. No investigation by the Parent or Sub heretofore or hereafter made shall modify or otherwise affect any representations and warranties of the Company, which shall survive any such investigation, or the conditions to the obligation of the Parent and Sub to consummate the transactions contemplated hereby.

    (b) Subject to Section 5.7 and Section 5.3(a), all information disclosed, whether before or after the date hereof, pursuant to this Agreement or in connection with the transactions contemplated by, or the discussions and negotiations preceding, this Agreement to any other party (or its representatives) shall constitute "Evaluation Material" within the meaning of that certain Confidentiality and Standstill Agreement dated March 23, 1999, between the Company and certain affiliates of the Parent (the "Confidentiality Agreement") and without limiting the foregoing, shall be kept confidential by such other party and its representatives and shall not be used by any Person, other than in connection with evaluating and giving effect to the Merger and the other the transactions contemplated by this Agreement including, without limitation, in connection with procurement of the Financing and in connection with Parent and Sub's filings under the Exchange Act. If the Merger is not consummated and this Agreement is terminated in accordance with its terms, at the request of the Company, Parent or Sub (as applicable) shall return or destroy any information provided hereunder.

    SECTION 5.4 COMMERCIALLY REASONABLE EFFORTS. Upon the terms and subject to the conditions and other agreements set forth in this Agreement, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including the satisfaction of the respective conditions set forth in Article VI. Subject to the terms and provisions of the Confidentiality Agreement, the Company and Parent shall each furnish to one another and to one another's counsel all such information as may be required in order to accomplish the foregoing actions. If any state takeover statute or similar statute or regulation becomes applicable to the Merger, this Agreement or any of the other transactions contemplated hereby, the Company and Parent will take all commercially reasonable action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

    SECTION 5.5 FINANCING. Each of Parent and Sub shall use their commercially reasonable efforts to obtain the Financing on terms and conditions reasonably satisfactory to them and to deliver to the Company true and correct copies of the fully executed and delivered Definitive Financing Agreements with respect thereto on or before the Closing Date. In furtherance thereof, not later than thirty (30) calendar days after the date hereof, Parent or Sub will provide the Company with true and correct copies of one or more highly confident letters and/or commitment letters in respect of bank financing, in each case, which are in customary, executable form, from one or more reputable commercial or investment banks indicating the willingness to underwrite, syndicate or otherwise provide, subject to the terms and conditions set forth therein, debt financing to the Surviving Company, the net proceeds of which shall not be less than $335,000,000 in the aggregate (the "Financing Letters"). Parent and Sub shall use their commercially reasonable efforts to satisfy on or before the Closing Date all requirements of the Financing Letters which are conditions to closing the transactions constituting the Financing and to drawing the cash proceeds thereunder; provided, that in no event shall Parent or Sub be required to pay any additional fees or offer an "equity kicker" in excess of those explicitly provided for in the Financing Letters. The obligations contained herein are not intended, nor shall they be construed, to benefit or confer any rights upon any person, firm or entity other than the Company.

    SECTION 5.6  INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE.

    (a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless each person who is now, at any time has been or who becomes prior to the Effective Time a director, officer, employee or agent of the Company or any of its subsidiaries (the "Indemnified Parties") against any and all losses, claims, damages, liabilities, costs, expenses (including reasonable fees and expenses of legal counsel), judgments, fines or amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation (each a "Claim") arising in whole or in part out of or pertaining to any action or omission occurring prior to the Effective Time (including, without limitation, any which arise out of or relate to the transactions contemplated by this Agreement), regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the full extent permitted under Delaware law or the Surviving Corporation's Certificate of Incorporation or By-laws in effect as of the Effective Date; provided, however, that in no event shall the Surviving Corporation be required to indemnify, defend or hold harmless any director, officer or employee of the Company or any of its Subsidiaries in respect of any loss, cost, damage, expense or liability incurred by such party in respect of any Common Stock or Options held by such persons prior to or after the Effective Time. Without limiting the generality of the preceding sentence, in the event any Indemnified Party becomes involved in any Claim, after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, periodically advance to such Indemnified Party its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the provisions of paragraph (b) of this Section 5.6, and subject to the providing by such Indemnified Party of an undertaking to reimburse all amounts so advanced in the event of a final and non-appealable determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto.

    (b) The Indemnified Party shall control the defense of any Claim with counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to Parent, provided that Parent and the Surviving Corporation shall be permitted to participate in the defense of such Claim at their own expense, and provided further that if any D&O Insurance (as defined in paragraph (c) of this Section 5.6) in effect at the time shall require the insurance company to control such defense in order to obtain the full benefits of such insurance and such provision is consistent with the provisions of the Company's D&O Insurance existing as of the date of this Agreement, then the provisions of such policy shall govern the selection of counsel. Neither Parent nor the Surviving Corporation shall be liable for any settlement effected without its written consent, which consent shall not be withheld unreasonably.

    (c) For a period of six years after the Effective Time (the "Insurance Carry-Over Period"), Parent or the Surviving Corporation shall provide officers' and directors' liability insurance ("D&O Insurance") covering each Indemnified Party who is presently covered by the Company's officers' and directors' liability insurance or will be so covered at the Effective Time with respect to actions or omissions occurring prior to the Effective Time, on terms no less favorable than such insurance maintained in effect by the Company as of the date hereof in terms of coverage and amounts, provided that Parent and the Surviving Corporation shall not be required to pay in the aggregate an annual premium for D&O Insurance in excess of 200% of the last annual premium paid prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount.

    (d) The Certificate of Incorporation and By-laws of the Surviving Corporation shall contain substantially similar provisions with respect to indemnification, personal liability and advancement of fees and expenses as set forth in the Restated Charter and By-laws of the Company as of the Effective Time, which provisions shall not be amended, repealed or otherwise modified during the Insurance Carry-Over Period in any manner that would adversely affect the rights thereunder of the Indemnified Parties in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by law. Parent, Sub and the Company agree that all rights existing in favor of any Indemnified Party under any indemnification agreement in effect as of the date hereof (each of which shall be listed on Section 5.6(d) of the Disclosure Schedule hereto shall survive the Merger and shall continue in full force and effect, without any amendment thereto. In the event any Claim is asserted or made, any determination required to be made with respect to whether an Indemnified Party's conduct complies with standards set forth under such provisions of the Restated Charter or By-laws or under the DGCL, as the case may be, shall be made by independent legal counsel selected by such Indemnified Party and reasonably acceptable to Parent unless the DGCL, the Restated Charter or By-laws provide otherwise; and provided, that nothing in this Section 5.6 shall impair any rights or obligations of any current or former director or officer of the

Company or any of its subsidiaries, including pursuant to the respective certificates of incorporation or bylaws of Parent, the Surviving Corporation or the Company, or their respective subsidiaries, under the DGCL or otherwise.

    (e) The provisions of this Section 5.6 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, his or her heirs and his or her personal representatives and shall be binding on all successors and assigns of Parent, Sub, the Company and the Surviving Corporation.

    SECTION 5.7 PUBLIC ANNOUNCEMENTS. Parent and Sub, on the one hand, and the Company, on the other hand, will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation; provided, that any such party may make any public statement which it in good faith believes, based on advice of counsel, is necessary or advisable in connection with any requirement of applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange, it being understood and agreed that each party shall promptly provide the other parties hereto with copies of such public statement.

    SECTION 5.8  ACQUISITION PROPOSALS.

    (a) The Company shall not, nor shall it authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal (as hereinafter defined); (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided, however, that the foregoing shall not prohibit the Independent Directors from furnishing information or requiring the Company to furnish information to, or entering into discussions or negotiations with, any person in connection with an unsolicited bona fide Acquisition Proposal by such person if, and to the extent that such person first enters into a standstill and confidentiality agreement with the Company on terms no less favorable to the Company than those contained in the Confidentiality Agreement; provided, that in no event shall the Company waive or amend any restriction contained in any such agreement. Prior to furnishing information to, or entering into discussions or negotiations with, such person or entity, the Company shall provide prompt written notice to Parent to such effect, such written notice shall include the material terms and conditions (to the extent known to the Company) of such Acquisition Proposal or inquiry, and the identity of the person making any such Acquisition Proposal or inquiry. For purposes of this Agreement, "Acquisition Proposal" means any proposal with respect to a merger, consolidation, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries, or any purchase of all or any significant portion of the assets of the Company or any of its Subsidiaries, or any equity interest in the Company or any of its Subsidiaries, other than the transactions contemplated hereby.

    (b) The Company shall not enter into any agreement with respect to any Acquisition Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement unless: (i) the Company's Board of Directors determines in good faith by a majority vote, after consultation with its financial and legal advisors that such transaction (the "Alternative Transaction") (A) is more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions of such transaction proposed in writing by Parent in response to such Acquisition Proposal), (B) is not subject to any material contingency, to which the other party thereto has not reasonably demonstrated (as determined in good faith by the Board of Directors of the Company) its ability to obtain, including the receipt of government consents or approvals (including any such approval required under the HSR Act), and (C) is reasonably likely to be consummated and is in the best interest of the stockholders of the Company; and (ii) the Company has received both advice from its outside legal counsel (which may be the Company's regularly retained outside counsel) that there is a material risk that failure to approve such an Alternative Proposal will constitute a breach of the Board of Directors' fiduciary duties under applicable law, and (y) a written opinion (a copy of which has been delivered to Parent and Sub) from Sun Trust Equitable Securities Corporation (or any other nationally recognized investment banking firm) that the Alternative Transaction is fair from a financial point of view to the stockholders of the Company, other than any stockholders participating in the buying group in such transaction; provided, that the Company shall immediately prior to entering into such agreement have complied with the provisions of
Section 7.1(d) hereof, including, without limitation, the payment to Parent of its expenses as provided for in Section 7.3.

    SECTION 5.9 STOCKHOLDER LITIGATION. The Company shall give Parent, at its own cost and expense, the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and its directors relating to the transactions contemplated by this Agreement; provided, however, that no such settlement shall be agreed to without Parent's consent, which consent shall not be unreasonably withheld.

    SECTION 5.10 BOARD ACTION RELATING TO STOCK OPTION PLANS AND OPTIONS. As soon as reasonably practicable following the date of this Agreement, to the extent permitted by the Company Stock Option Plans and applicable law, the Board of Directors of the Company (or, if appropriate, any committee administering a Company Stock Option Plans) shall adopt such resolutions or take such actions as may be necessary or appropriate to adjust the terms of all outstanding Company Stock Options in accordance with Section 2.2, and shall make such other changes to the Company Stock Option Plans as it deems necessary or appropriate to give effect to the Merger. In addition, prior to the Effective Time, the Board of Directors of the Company shall adopt such resolutions and take such actions as may be required to amend the terms of all outstanding Options in accordance with
Section 2.2, to the extent permitted by the Company Stock Option Plans and applicable law, and shall make such other changes to the Options as it deems appropriate to give effect to the Merger.

    SECTION 5.11 NOTICES OF CERTAIN EVENTS. The Company and Parent shall promptly notify the other of:

        (a) the receipt of any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement;

        (b) the receipt of any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement;

        (c) any actions, suits, claims, investigations or proceedings commenced or, to the best of its actual knowledge, threatened against, relating to or involving or otherwise affecting the Company or any Subsidiary, on the one hand, or Parent or Sub, on the other hand, which, in either case, could materially interfere with the consummation of the transactions contemplated by this Agreement; and

        (d) any action, event or occurrence that would constitute a breach of any representation, warranty, covenant or agreement of it set forth in this Agreement which could reasonably be expected to result in a Material Adverse Effect.

    SECTION 5.12 EXCHANGE ACT AND STOCK EXCHANGE FILINGS. Unless an exemption shall be expressly applicable to the Company, or unless Parent agrees otherwise in writing, the Company will file with the SEC and the NYSE all reports required to be filed by it pursuant to the rules and regulations of the SEC and the NYSE (including, without limitation, all required financial statements).

    SECTION 5.13 PURCHASE OF COMMON STOCK. The Company agrees that it will not object to the purchase by Parent or Sub of shares of Common Stock from stockholders of the Company listed on Exhibit 2.1(c) or Affiliates or Associates thereof, prior to the Effective Time so long as the purchase price for such shares does not exceed the Merger Consideration.

                                  ARTICLE VI.

                              CONDITIONS PRECEDENT

    SECTION 6.1  CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE
MERGER. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

        (a) STOCKHOLDER APPROVAL. This Agreement shall have been adopted by (i) the affirmative vote of holders of a majority of the outstanding shares of Voting Common and (ii) the affirmative vote of holders of a majority of the outstanding shares of Voting Common that are not beneficially owned by the Affiliated Stockholders or by persons that are Affiliates or Associates of the Affiliated Stockholders.

        (b) GOVERNMENTAL AND REGULATORY CONSENTS. All filings required to be made prior to the Effective Time with, and all consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from, Governmental Entities, including, without limitation, those set forth in
    Section 3.1(d)(iii) of the Disclosure Schedule, in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company, Parent and Sub, and which, either individually or in the aggregate, if not obtained would have a Material Adverse Effect or would prevent consummation of the Merger, will have been made or obtained (as the case may be).

        (c) NO INJUNCTIONS, RESTRAINTS OR LITIGATION. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that the parties invoking this condition shall use reasonable efforts to have any such order or injunction vacated. There shall not be threatened, instituted or pending any action, proceeding, application or counterclaim by any Governmental Entity before any court or governmental regulatory or administrative agency, authority or tribunal (i) which if adversely determined would have a Material Adverse Effect on the Surviving Corporation or the ability of any party to this Agreement to perform its obligations hereunder or (ii) which challenges or seeks to challenge, restrain or prohibit the consummation of the Merger.

        (d) FORM S-4. (a) The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order; (b) any material "blue sky" and other state securities laws applicable to the registration and qualification of, and any rules or regulations of any self-regulatory organization applicable to, the Senior Preferred to be issued in connection with the Merger shall have been complied with; and (c) the Definitive Proxy Statement and the Schedule 13E-3 shall have been disseminated to the extent, and for the minimum time period required by, the Exchange Act and the rules and regulations promulgated thereunder.

    SECTION 6.2 CONDITIONS TO OBLIGATIONS OF PARENT AND SUB. The obligations of Parent and Sub to effect the Merger are further subject to the following conditions:

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company set forth in Section 3.1 shall be true and correct in all respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except (i) to the extent such representations and warranties speak as of an earlier date (ii) for changes permitted or contemplated by this Agreement and (iii) for matters or circumstances or events which, individually or in the aggregate, would not have a Material Adverse Effect, provided that for purposes of determining whether any such representation or warranty has been breached, any materiality qualifier therein shall be disregarded, and Parent shall have received an officers' certificate signed on behalf of the Company to the effect set forth in this paragraph.

        (b) PERFORMANCE OF OBLIGATIONS OF THE COMPANY. The Company shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received an officers' certificate signed on behalf of the Company to such effect.

        (c) FINANCING. On or prior to the Effective Time, Parent and/or Sub shall have completed their arrangements for the Financing and received the cash proceeds thereof in an amount necessary to consummate the transactions contemplated hereby and to pay all fees and expenses in connection therewith, each on terms and conditions reasonably satisfactory to the Parent.

        (d) DISSENTING SHARES. Parent shall have received evidence, in form and substance reasonably satisfactory to it, that the number of Dissenting Shares shall constitute no greater than 5% of the total number of shares of Voting Stock outstanding immediately prior to the Effective Time, on a fully-diluted basis.

    SECTION 6.3 CONDITIONS TO OBLIGATIONS OF THE COMPANY. The obligation of the Company to effect the Merger is further subject to the following conditions:

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Parent and Sub set forth in Section 3.2 that are qualified by materiality shall be true and correct and such representations and warranties of Parent and Sub set forth in Section 3.2 that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except (i) to the extent such representations and warranties speak as of an earlier date and (ii) for changes permitted or contemplated by this Agreement, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to the effect set forth in this paragraph.

        (b) PERFORMANCE OF OBLIGATIONS OF PARENT AND SUB. Parent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to such effect.

                                  ARTICLE VII.

                       TERMINATION, AMENDMENT AND WAIVER

    SECTION 7.1 TERMINATION. This Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after adoption of this Agreement by the stockholders of the Company or the Sub:

        (a) automatically without further action by any party, in the event that the Financing Letters referred to in Section 5.5 shall not have been delivered within the time period specified therein;

        (b) by mutual written consent of Parent and the Company; or

        (c) by either Parent or the Company:

           (i) if, upon a vote at the Stockholders Meeting, or any adjournment thereof, the adoption of this Agreement by the stockholders of the Company required by Delaware law, the Company's Restated Charter or the terms of this Agreement (which vote in any event shall include the affirmative vote of both (A) the holders of a majority of the outstanding shares of Voting Common and (B) the holders of a majority of the outstanding shares of Voting Common, that are not beneficially owned by the Affiliated Stockholders or by Persons that are Affiliates or Associates of the Affiliated Stockholders) shall not have been obtained; or

           (ii) if the Merger shall not have been consummated on or before October 31, 1999, provided that the failure to consummate the Merger is not attributable to the failure of the terminating party to fulfill its obligations pursuant to this Agreement; or

           (iii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

        (d) by the Company, if: (i) the Board of Directors of the Company shall have approved an Alternative Transaction after determining, in good faith, after consultation with its financial and legal advisors, that such transaction Alternative Transaction (A) is more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions of such transaction proposed in writing by Parent in response to such Acquisition Proposal), (B) is not subject to any material contingency as to which the other party thereto has not reasonably demonstrated (as determined in good faith by the Board of Directors of the Company) its ability to obtain, including the receipt of government consents or approvals (including any such approval required under the HSR Act), and
    (C) is reasonably likely to be consummated and is in the best interest of the stockholders of the Company; and (ii) the Company has received both (x) advice from its outside legal counsel (which may be the Company's regularly retained outside counsel) there is a material risk that failure to approve such an Acquisition Proposal will constitute a breach of the Board of Directors' fiduciary duties under applicable law and (y) a written opinion (a copy of which has been delivered to Parent and Sub) from Sun Trust Equitable Securities Corporation (or any other nationally recognized investment banking firm) that the Alternative Transaction is fair from a financial point of view to the stockholders of the Company, other than any stockholders participating in the buying group in such transaction; provided that, any such termination shall not be effective unless, (i) the Company has provided Parent written notice (the "Termination Intention Notice") that it intends to terminate this Agreement pursuant to this Section 7.1(d), which notice shall also identify the Alternative Transaction then determined to be more favorable and the parties thereto and include a copy of the acquisition agreement or other similar agreement for such Alternative Transaction in the form to be entered into, (ii) at least five full business days after the Company has delivered the Termination Intention Notice (provided that the opinions referred to in clauses (x) and (y) above shall continue in effect without revision or modification), the Company delivers to Parent and Sub a written notice (the "Termination Notice") of termination of this Agreement pursuant to this Section 7.1(d), and (iii) upon delivery of Termination Notice, the Company reimburses Parent for its expenses as provided in Section 7.3 by delivery to Parent of a check or wire transfer of immediate available funds to such account as is designated by Parent. The payment of such expenses shall be accompanied by a written acknowledgment from the Company and from the other party to the Alternative Transaction that the Company and such other party have irrevocably waived any right to contest such payment; or

        (e) by Parent, if the Company or the Board of Directors of the Company shall have (i) breached any provision of Section 5.8, (ii) withdrawn or modified, in a manner materially adverse to Parent or Sub, the approval or recommendation by the Board of Directors of the Company of this Agreement or the transactions contemplated hereby or (iii) approved another Acquisition Proposal or Alternative Transaction; or

        (f) by Parent, if any of the conditions set forth in Section 6.2 shall have become incapable of fulfillment, and shall not have been waived by Parent; or

        (g) by the Company, if any of the conditions set forth in Section 6.3 shall have become incapable of fulfillment, and shall not have been waived by the Company; or

        (h) by the Parent, if there shall have occurred a material disruption of or a material adverse change in conditions in the banking or capital markets which has a material adverse effect on the syndication of bank credit facilities or consummation of high yield debt offerings:

provided, however, that the party seeking termination pursuant to clause (f) or
(g) above is not in material breach of any of its material representations, warranties, covenants or agreements contained in this Agreement.

    SECTION 7.2 EFFECT OF TERMINATION. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the last three sentences of Section 5.3(b) and Sections 7.2, 7.3 and 8.2. Nothing contained in this Section shall relieve any party from any liability resulting from any wilful and material breach of the covenants or agreements set forth in this Agreement.

    SECTION 7.3  EXPENSES.  In the event that this Agreement is terminated by
(i) the Company pursuant to subsection 7.1(d) or (ii) the Parent pursuant to clauses (i) or (iii) of subsection 7.1(e), the Parent and Sub shall be entitled to reimbursement by the Company for their out-of-pocket expenses incurred in connection with the negotiation, execution, delivery and performance of this Agreement and the Financing; provided, that (A) such reimbursement for expenses shall not exceed the sum of (x) $2,000,000, plus (y) any fees and expenses incurred in connection with obtaining the Financing if the Company requests one or more executed Financing Letters, which in any event shall not exceed 2.0% of the maximum amount of any such Financing and (B) such reimbursement for expenses shall become payable promptly upon delivery by Parent to the Company of a certificate of an officer of the Parent setting forth in reasonable detail the true and correct amount of costs and expenses (whether paid or payable) incurred by Parent or Sub in connection with the transactions contemplated by this Agreement; provided, that any payment to Parent or Sub in respect of costs or expenses paid to an Affiliate of Parent or Sub will be limited to actual out-of-pocket expenses incurred by such affiliate. In addition, in the event that (x) this Agreement is terminated by the Parent pursuant to clause (ii) of subsection 7.1(e), or by either the Parent or the Company pursuant to Section 7.1(c)(i) or Section 7.1(c)(ii) and (y) within six months of such termination the Company consummates or enters into an agreement to consummate an Alternative Transaction which involves aggregate consideration greater than or equal to the aggregate consideration which would otherwise be received by the stockholders of the Company pursuant to this Agreement, upon the consummation of such transaction, the Company shall be required to pay and reimburse Parent for its out-of-pocket expenses in accordance with the preceding sentence.

    SECTION 7.4 AMENDMENT. Subject to the applicable provisions of the DGCL, at any time prior to the Effective Time, whether before or after adoption of this Agreement by the stockholders of the Company, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after adoption of this Agreement by the stockholders of the Company or the Sub, no amendment shall be made which by law would require the further approval of such stockholders, without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties; provided, further, that no amendment affecting the rights of the Independent Directors pursuant to the first proviso in the first sentence of Section 5.8 shall be effective without the consent of the Independent Directors.

    SECTION 7.5 EXTENSION; WAIVER. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to Section 7.4, waive compliance with any of the agreements or conditions of the other parties contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

    SECTION 7.6 PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER. A termination of this Agreement pursuant to Section 7.1 (other than Section 7.1(a)), an amendment of this Agreement pursuant to Section 7.4 or an extension or waiver pursuant to Section 7.5 shall, in order to be effective and in addition to requirements of applicable law, require, in the case of Parent, Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors.

                                 ARTICLE VIII.

                               GENERAL PROVISIONS

    SECTION 8.1 NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, including, without limitation, Section 5.7.

    SECTION 8.2  FEES AND EXPENSES.  Except as provided otherwise in Sections
5.2 and 7.3, whether or not the Merger shall be consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby.

    SECTION 8.3  DEFINITIONS.  For purposes of this Agreement:

        (a) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act;

        (b) "Common Stock" means collectively, the Voting Common and the Non-Voting Common;

        (c) "Definitive Financing Agreements" means collectively any of the documents pursuant to which the Financing is given effect.

        (d) "Financing" means the financing pursuant to the terms of the Equity Letters and the Financing Letters.

        (e) "Independent Director" shall mean each of Keith E. Alessi and Gregory B. Maffei.

        (f) "Non-Voting Common" means the Class B Common Stock, par value $.01 per share, of the Company.

        (g) "person" or "Person" means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity;

        (h) "Senior Preferred" means the 12.0% Exchangeable Preferred Stock of the Surviving Corporation, $0.01 par value, having an initial liquidation preference of $2.50 per share, and the other material terms set forth in Exhibit B hereto.

        (i) "Voting Common" means the Common Stock, par value $.01 per share, of the Company.

    SECTION 8.4 NOTICES. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) or telecopy to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        (a) if to Parent or Sub, to
          CBR Acquisition, L.L.C.
          c/o Bruckmann, Rosser, Sherrill & Co., Inc.

    126 East 56th Street
    New York, New York 10022
          Attention: Bruce Bruckmann

    with a copy (which shall not constitute notice to Parent or Sub) to:
          Kirkland & Ellis
          Citicorp Center
          153 East 53rd Street
          New York, New York 10022
          Attention: Kirk A. Radke

        (b) if to the Company, to
          CORT Business Service Corporation
          4401 Fair Lakes Court
          Fairfax, VA 22033
          Attention: Paul N. Arnold

    with a copy (which shall not constitute notice to the Company) to:

    Dechert Price & Rhoads
          4000 Bell Atlantic Tower
          1717 Arch Street
          Philadelphia, Pennsylvania 19103-2793
          Attention: G. Daniel O'Donnell

    SECTION 8.5 INTERPRETATION. When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section of, or a Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

    SECTION 8.6 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

    SECTION 8.7 ENTIRE AGREEMENT; THIRD-PARTY BENEFICIARIES. This Agreement, the Confidentiality Agreement and the other agreements referred to herein constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement is not intended to confer upon any person, other than the parties hereto and the third party beneficiaries referred to in the following sentence, any rights or remedies. The parties hereto expressly intend the provisions of Section 5.6 and Article II to confer a benefit upon and be enforceable by, as third party beneficiaries of this Agreement, the third persons referred to in, or intended to be benefitted by, such provisions.

    SECTION 8.8 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

    SECTION 8.9 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent, not to be unreasonably withheld, of the other parties, and any such assignment that is not consented to shall be null and void, except that Parent may assign this Agreement without the consent of the Company (i) to any wholly owned Subsidiary or Parent, (ii) together with all of the outstanding capital stock of Sub, to an entity organized under the corporate or limited liability laws of a jurisdiction of one of the United States of America, the ownership interests of which entity are substantially identical to the ownership interests of Parent and which entity specifically and expressly assumes by written agreement the obligations of Parent under this Agreement, in either case without Parent being released from liability hereunder, or (iii) for collateral security purposes to any source of financing to the Parent, Sub or Surviving Company. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

    SECTION 8.10 ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically (without requirement to post a bond) the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

    SECTION 8.11 SEVERABILITY. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

    SECTION 8.12 Waiver of jury trial each of the parties hereto waives any right it may have to trial by jury in respect of any litigation based on, arising out of, under or in connection with this agreement or any course of conduct, course of dealing, verbal or written statement or action of any party hereto.

    SECTION 8.13 TIME IS OF THE ESSENCE. Parent and Sub agree that time is of the essence with respect to every covenant, condition to be satisfied, and action to be taken hereunder within a specified period of time, and shall proceed accordingly with respect to every action necessary, proper or advisable to make effective the transactions contemplated by this Agreement.

    IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                CORT BUSINESS SERVICES CORPORATION

                                By:  /s/ PAUL N. ARNOLD
                                     -----------------------------------------
                                     Name: Paul N. Arnold
                                     Title: President

                                Attest:

                                     -----------------------------------------
                                     Name:
                                     Title:
                                CBF HOLDING LLC

                                By:  /s/ STEPHEN C. SHERRILL
                                     -----------------------------------------
                                     Name: Stephen C. Sherrill
                                     Title: President

                                Attest:

                                     -----------------------------------------
                                     Name:
                                     Title:

                                CBF MERGERCO INC.

                                By:  /s/ STEPHEN C. SHERRILL
                                     -----------------------------------------
                                     Name: Stephen C. Sherrill
                                     Title: President

                                Attest:

                                     -----------------------------------------
                                     Name:
                                     Title:

                                   SCHEDULE 1

                                                         SHARES OF
                                                          VOTING       SHARES OF NON-                   % OF TOTAL
STOCKHOLDER                                               COMMON        VOTING COMMON       TOTAL         COMMON
----------------------------------------------------  ---------------  ---------------  --------------  -----------
Citicorp Venture Capital, Ltd. .....................    1,428,107.00     4,350,411.00     5,778,518.00     44.1291%
James A. Urry.......................................        5,933.00             0.00         5,933.00      0.0453%
Michael Delaney.....................................        2,500.00             0.00         2,500.00      0.0191%
Bruce Bruckmann.....................................      174,505.00             0.00       174,505.00      1.3327%
Paul Arnold.........................................       27,406.00             0.00        27,406.00      0.2093%
Steven Jobes........................................        3,350.00             0.00         3,350.00      0.0256%
Charles Egan........................................       15,314.00             0.00        15,314.00      0.1169%
Frances Ann Ziemniak................................       21,977.00             0.00        21,977.00      0.1678%
                                                      ---------------  ---------------  --------------  -----------
    TOTAL...........................................    1,679,092.00     4,350,411.00     6,029,503.00     45.0458%
                                                      ---------------  ---------------  --------------  -----------
                                                      ---------------  ---------------  --------------  -----------

                                                                  EXHIBIT 2.1(C)

    1. Citicorp Venture Capital, Ltd., and its Affiliates and Associates (collectively, the "CVC Holders") shall have the right to exchange up to 1,981,132.08 shares of Common Stock in the aggregate, for the number of shares of each series or class of stock of the Surviving Corporation set forth below, provided, that the ratio of the total number of shares of the Series A Preferred, Series B Preferred, Series C Preferred and Common Stock of the Surviving Corporation (the "Surviving Company Stock") shall be adjusted if and to the extent that the Company's Managers (as defined below) elect to retain shares pursuant to item 3 below, such that the total number of shares of each such series or class of Surviving Company Stock shall be equal to the number of shares to which such CVC Holder would be entitled to receive based on the ratio set forth below, minus one half of the total number of shares of such series or class of Surviving Company Stock issued to the Managers.

ASSUMES EACH SHARE
  ISSUED AT $1.00 PER                                      SERIES A      SERIES B      SERIES C
  SHARE                                                   PREFERRED     PREFERRED     PREFERRED     COMMON STOCK
-------------------------------------------------------  ------------  ------------  ------------  --------------
per share of Common Stock..............................       8.83333       8.83333       7.57142       1.261905
Total Shares if 1,981,132.08 Exchanged.................    17,500,000    17,500,000    15,000,000      2,500,000

    2. Parent, Sub, and Bruckmann, Rosser, Sherrill & Co., L.P., and their respective Affiliates and Associates (collectively, the "BRS Holders") shall have the right to exchange up to 1,981,132.08 shares of Common Stock in the aggregate, for the number of shares of each series or class of Surviving Company Stock set forth below, provided, that the ratio of the total number of shares of each such class or series of Surviving Company Stock shall be adjusted if and to the extent that the Company's Managers (as defined below) elect to retain shares pursuant to item 3 below, such that the total number of shares of each such series or class of Surviving Company Stock shall be equal to the number of shares to which such BRS Holder would be entitled to receive based on the ratio set forth below, minus one half of the total number of shares of such series or class of Surviving Company Stock issued to the Managers.

ASSUMES EACH SHARE
  ISSUED AT $1.00 PER                                      SERIES A      SERIES B      SERIES C
  SHARE                                                   PREFERRED     PREFERRED     PREFERRED     COMMON STOCK
-------------------------------------------------------  ------------  ------------  ------------  --------------
per share of Common Stock..............................       8.83333       8.83333       7.57142       1.261905
Total Shares if 1,981,132.08 Exchanged.................    17,500,000    17,500,000    15,000,000      2,500,000

    3. The officers, directors and employees of the Company approved by Parent and the Company (collectively, the "Managers"), shall have the right to exchange up to 208,280.92 shares of Common Stock in the aggregate, for the number of shares of Surviving Company Stock set forth below in the aggregate:

ASSUMES EACH SHARE
  ISSUED AT $1.00 PER                                      SERIES A        SERIES B        SERIES C
  SHARE                                                    PREFERRED      PREFERRED       PREFERRED      COMMON STOCK
-------------------------------------------------------  -------------  --------------  --------------  --------------
Total Shares if 208,280.92 Exchanged...................          0.0      2,527,777.78    2,166,666.67       825,000

                                                                       EXHIBIT A
                                    RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                       CORT BUSINESS SERVICES CORPORATION

    1. NAME. The name of the Corporation is CORT Business Services Corporation.

    2. REGISTERED OFFICE AND AGENT. The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

    3. PURPOSE. The purposes for which the Corporation is formed are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware and to possess and exercise all of the powers and privileges granted by such law and any other law of Delaware.

    4. AUTHORIZED CAPITAL. The aggregate number of shares of stock which the Corporation shall have authority to issue is 132,000,000 shares, divided into three (3) classes consisting of: 120,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"), 6,000,000 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock") and 6,000,000 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock"). Class A Common Stock and Class B Common Stock are hereinafter sometimes collectively referred to as "Common Stock."

    The following is a statement of the designations, preferences, qualifications, limitations, restrictions and the special or relative rights granted to or imposed upon the shares of each such class.

A. PREFERRED STOCK

    1. ISSUE IN SERIES. Preferred Stock may be issued from time to time in one or more series, each such series to have the terms stated herein and in the resolution of the Board of Directors of the Corporation providing for its issue. All shares of any one series of Preferred Stock will be identical, but shares of different series of Preferred Stock need not be identical or rank equally except insofar as provided by law or herein.

    2. CREATION OF SERIES. The Board of Directors will have authority by resolution to cause to be created one or more series of Preferred Stock, and to determine and fix with respect to each series prior to the issuance of any shares of the series to which such resolution relates:

        a. The distinctive designation of the series and the number of shares which will constitute the series, which number may be increased or decreased (but not below the number of shares then outstanding) from time to time by action of the Board of Directors;

        b. The dividend rate and the times of payment of dividends on the shares of the series, whether dividends will be cumulative or participating, and if so, from what date or dates;

        c. The price or prices at which, and the terms and conditions on which, the shares of the series may be redeemed at the option of the Corporation;

        d. Whether or not the shares of the series will be entitled to the benefit of a retirement or sinking fund to be applied to the purchase or redemption of such shares and, if so entitled, the amount of such fund and the terms and provisions relative to the operation thereof;

        e. Whether or not the shares of the series will be convertible into, or exchangeable for, any other shares of stock of the Corporation or other securities, and if so convertible or exchangeable, the conversion price or prices, or the rates of exchange, and any adjustments thereof, at which such conversion or exchange may be made, and any other terms and conditions of such conversion or exchange;

        f. The rights of the shares of the series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

        g. Whether or not the shares of the series will have priority over or be on a parity with or be junior to the shares of any other series or class in any respect or will be entitled to the benefit of limitations restricting the issuance of shares of any other series or class having priority over or being on a parity with the shares of such series in any respect, or restricting the payment of dividends on or the making of other distributions in respect of shares of any other series or class ranking junior to the shares of the series as to dividends or assets, or restricting the purchase or redemption of the shares of any such junior series or class, and the terms of any such restriction;

        h. Whether the series will have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights; and

        i. Any other preferences, qualifications, privileges, options and other relative or special rights and limitations of that series.

    3. DIVIDENDS. Holders of Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment thereof, dividends at the rates fixed by the Board of Directors for the respective series, and no more, before any dividends shall be declared and paid, or set apart for payment, on Common Stock with respect to the same dividend period.

    4. PREFERENCE ON LIQUIDATION. In the event of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, holders of each series of Preferred Stock will be entitled to receive the amount fixed for such series plus, in the case of any series on which dividends will have been determined by the Board of Directors to be cumulative, an amount equal to all dividends accumulated and unpaid thereon to the date of final distribution whether or not earned or declared before any distribution shall be paid, or set aside for payment, to holders of Common Stock. If the assets of the Corporation are not sufficient to pay such amounts in full, holders of all shares of Preferred Stock will participate in the distribution of assets ratably in proportion to the full amounts to which they are entitled or in such order or priority, if any, as will have been fixed in the resolution or resolutions providing for the issue of the series of Preferred Stock. Neither the merger nor consolidation of the Corporation into or with any other corporation, nor a sale, transfer or lease of all or part of its assets, will be deemed a liquidation, dissolution or winding up of the corporation within the meaning of this paragraph except to the extent specifically provided for herein.

    5. REDEMPTION. The Corporation, at the option of the Board of Directors, may redeem all or part of the shares of any series of Preferred Stock on the terms and conditions fixed for such series.

    6. VOTING RIGHTS. Except as otherwise required by law, as otherwise provided herein or as otherwise determined by the Board of Directors as to the shares of any series of Preferred Stock prior to the issuance of any such shares, the holders of Preferred Stock shall have no voting rights and shall not be entitled to any notice of meeting of stockholders.

    B. COMMON STOCK. Except as otherwise provided herein, all shares of Class A Common Stock and Class B Common Stock will be identical and will entitle the holders thereof to the same rights and privileges.

    1. DIVIDENDS. Holders of Common Stock will be entitled to receive ratably such dividends as may be declared by the Board of Directors, PROVIDED that if dividends are declared which are payable in shares of Common Stock, dividends will be declared which are payable at the same rate on each class of Common Stock and the dividends payable to holders of Class A Common Stock will be payable in shares of Class A Common Stock and the dividends payable to holders of Class B Common Stock will be payable in shares of Class B Common Stock.

    2. CONVERSION. Each record holder of Class A Common Stock will be entitled to convert any or all of such holder's Class A Common Stock into the same number of shares of Class B Common Stock and each record holder of Class B Common Stock will be entitled to covert any or all of the shares of such holder's Class B Common Stock into the same number of shares of Class A Common Stock; PROVIDED, HOWEVER, that at the time of conversion of shares of Class B Common Stock into shares of Class A Common Stock such holder would be permitted, pursuant to applicable law, to hold the total number of shares of Class A Common Stock which he would hold after giving effect to such conversion; and PROVIDED, FURTHER, that the determination of a holder of Class B Common Stock that such holder is permitted pursuant to applicable law to convert Class B Common Stock into Class A Common Stock pursuant to this Section 2 shall be final and binding upon the Company.

    Each conversion of shares of a class of Common Stock into shares of another class of Common Stock, will be effected by the surrender of the certificate or certificates representing the shares to be converted at the principal office of the Corporation at any time during normal business hours, together with a written notice by the holder of such shares stating the number of shares that any such holder desires to convert into the other class. Such conversion will be deemed to have been effected as of the close of business on the date on which such certificate or certificates have been surrendered and such notice has been received by the Corporation, and at such time the rights of any such holder with respect to the converted class of Common Stock will cease and the person or persons in whose name or names the certificate or certificates for shares of the other class of Common Stock are to be issued upon such conversion will be deemed to have become the holder or holders of record of the shares of such other class of Common Stock represented thereby.

    Promptly after such surrender and the receipt by the Corporation of the written notice from the holder hereinbefore referred to, the Corporation will issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates for the other class of Common Stock issuable upon such conversion and a certificate representing any shares of Common Stock which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion but which were not converted. The issuance of certificates for the other class of Common Stock upon conversion will be made without charge to the holder or holders of such shares for any issuance tax (except stock transfer taxes) in respect thereof or other cost incurred by the Corporation in connection with such conversion.

    3. TRANSFERS. The Corporation will not close its books against the transfer of any share of Common Stock, or of any share of Common Stock issued or issuable upon conversion of shares of the other class of Common Stock, in any manner that would interfere with the timely conversion of such shares of Common Stock.

    4. SUBDIVISION AND COMBINATIONS OF SHARES. If the Corporation in any manner subdivides or combines the outstanding shares of any class of Common Stock, the outstanding shares of the other class of Common Stock will be proportionately subdivided or combined.

    5. RESERVATION OF SHARES FOR CONVERSION. So long as any shares of any class of Common Stock are outstanding, the Corporation will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock and Class B Common Stock (or any shares of Class A Common Stock or Class B Common Stock which are held as treasury shares), the number of shares sufficient for issuance upon conversion of all outstanding shares of the other class of Common Stock.

    6. VOTING RIGHTS. The holders of Class A Common Stock shall have the general right to vote for all purposes, including the election of directors, as provided by law. Each holder of Class A Common Stock shall be entitled at all elections of directors to as many votes as shall equal the number of votes which such holder would be entitled to cast for the election of directors with respect to his shares of stock multiplied by the number of directors to be elected, and such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them as he may see fit, and to one vote for each share upon all other matters. Except as otherwise required by law, the holders of Class B Common Stock shall have no voting rights.

    7. MERGER, ETC. In connection with any merger, consolidation, or recapitalization in which holders of Class A Common Stock generally receive, or are given the opportunity to receive, consideration for their shares (a) all holders of Class B Common Stock shall be given the opportunity to receive the same form of consideration for their shares as is received by holders of Class A Common Stock and (b) holders of Class B Common Stock shall be entitled to receive the same amount of consideration per share as received by holders of Class A Common Stock.

    5. INCORPORATOR. The name and mailing address of the incorporator are Luann
M. Taiariol, 4000 Bell Atlantic Tower, 1717 Arch Street, Philadelphia, Pennsylvania 19103-2793.

    6. BYLAWS. The board of directors of the Corporation is authorized to adopt, amend or repeal the bylaws of the Corporation, except as otherwise specifically provided therein.

    7. ELECTIONS OF DIRECTORS; BOARD NOT CLASSIFIED. Directors shall be elected at an annual meeting of stockholders and shall serve until the next annual meeting of stockholders. Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide. The Board of Directors shall not be classified.

    8. DIRECTOR VACANCIES. The Board of Directors may fill any vacancy on the Board at any time after the commencement of such vacancy.

    9. RIGHT TO AMEND. The Corporation reserves the right to amend any provision contained in this Certificate as the same may from time to time be in effect in the manner now or hereafter prescribed by law, and all rights conferred on stockholders or others hereunder are subject to such reservation.

    10. LIMITATION ON LIABILITY. The directors of the Corporation shall be entitled to the benefits of all limitations on the liability of directors generally that are now or hereafter become available under the General Corporation Law of Delaware. Without limiting the generality of the foregoing, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Section 10 shall be prospective only, and shall not affect, to the detriment of any director, any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

    11. BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS. The Company shall not be governed by the provisions of Section 203 of the General Corporation Law of Delaware.

                                   EXHIBIT A

                                SUMMARY OF TERMS
                   OF 12.0% SERIES A-1 SENIOR PREFERRED STOCK

Issuer........................  The Surviving Corporation.

Security......................  Series A-1 Preferred Stock.

Amount........................  Up to $35.0 million.

Rank..........................  The Series A-1 Preferred Stock will rank senior to all other series of Preferred Stock and Common Stock of the Surviving
                                Corporation (other than any series approved pursuant to (b)
                                under "Voting Rights" below) for dividend, repurchase and
                                liquidation purposes, except that the Series A-1 Preferred
                                Stock shall rank PARI PASSU with the Series A-2 Preferred
                                Stock, which series of Preferred shall be identical as to
                                dividend rate and liquidation preference and the remaining terms shall be identical to, or less favorable to the
                                holders thereof than, the Series A-1 Preferred Stock and
                                shall have an aggregate liquidation preference (not
                                including accrued and unpaid dividends) of no more than $35 million.

Dividends.....................  $0.30 per share PER ANNUM, payable, when, as and if declared by the Board of Directors, subject to covenants of senior
                                lenders. All dividends shall be cumulative, whether or not earned or declared and will be payable in cash after the
                                fifth anniversary of the Effective Time. Quarterly
                                accumulated dividends not paid (whether earned or declared)
                                will be added quarterly to the liquidation preference of the
                                Series A-1 Preferred and shall accrue dividends thereon at
                                12.0% per annum.

Redemption....................  Optionally redeemable, in whole or in part, at any time, for the liquidation preference, plus an amount equal to
                                cumulative dividends (whether or not earned or declared)
                                accrued and unpaid thereon, without premium or penalty,
                                provided that in the event the Series A-1 Preferred is
                                redeemed on or prior to December 31, 2000, the shares will be redeemable at 109.25% of the liquidation value, and
                                shares redeemed on or after January 1, 2001 but before
                                January 1, 2003, will be redeemable at 104.625% of the
                                liquidation value thereof. Mandatorily redeemable on the
                                twelfth anniversary of the date of issuance, for the
                                liquidation preference thereof, plus an amount equal to
                                cumulative dividends (whether or not earned or declared)
                                accrued and unpaid thereon.

Liquidation Preference........  The Series A-1 Preferred will have a liquidation preference of $2.50 per share, plus an amount equal to cumulative
                                dividends (whether or not earned or declared) accrued and
                                unpaid thereon. The Series A-1 Preferred will be junior to all of the Surviving Corporation's debt and preferred stock
                                (approved pursuant to (b) under "Voting Rights" below) which by its terms and conditions is senior to the Series A-1
                                Preferred, will have liquidation priority over the Company's
                                Series B Preferred Stock, Series C Preferred Stock, Common
                                Stock and other equity securities which by their terms are junior to the Series A-1 Preferred.

Exchange......................  At any time, in whole but not in part, at Company's option into 12% Junior Subordinated Notes ("JDSs") having an
                                aggregate principal amount equal to the liquidation value
                                plus accrued and unpaid dividends, provided that at the time of such exchange all accrued and unpaid dividends are paid in cash. The JDSs will mature on the mandatory redemption
                                date of the Series A-1 Preferred. Interest on the JDSs will be payable, prior to the fifth anniversary of the Effective
                                Time in kind, and thereafter, in cash, quarterly in arrears.
                                The holders shall not have any right to require the
                                conversion of the Series A-1 Preferred.

Covenants.....................  The Surviving Corporation will be prohibited from paying dividends or making any other distributions to holders of
                                the junior securities or repurchasing any junior securities prior to the complete redemption of the Series A-1 Preferred
                                Stock other than payments in kind, redemptions with respect to securities held by members of management, and certain
                                payments on the Series B or C Preferred held by CVC (not to exceed $4.0 million in the first year after the Effective
                                Time and $1.0 million in each year thereafter).

Voting Rights.................  None, except (a) as required by law, (b) with respect to the authorization of any series of stock of the Surviving
                                Corporation with a dividend or liquidation preference over the Series A-1 Preferred, (c) with respect to any amendment to the terms of the Series A-1 Preferred, and (d) if after the fifth anniversary of the Effective Time cash dividends are in arrears for periods beginning on or after the fifth anniversary of the Effective Time for four quarterly periods
                                (whether or not consecutive), holders of a majority of the outstanding shares of Series A-1 Preferred Stock voting as a class will be entitled to one director.

Preemptive Rights.............  None.

                     BRUCKMANN, ROSSER, SHERILL & CO., L.P.
                        126 EAST 56TH STREET, 29TH FLOOR
                            NEW YORK, NEW YORK 10022

                                 March 25, 1999

CBF Mergerco, Inc.
c/o Bruckmann, Rosser, Sherrill & Co., L.P.
126 East 56th Street, 29th Floor
New York, New York 10022
Attention: Bruce Bruckmann

Dear Mr. Bruckmann:

    1. COMMITMENT. This letter (the "LETTER AGREEMENT") will confirm the commitment of Bruckmann, Rosser, Sherrill & Co., L.P., a Delaware limited partnership ("BRS" or "US"), and its affiliates to provide or cause others to provide up to $52,500,000 in the aggregate of equity financing (the "FINANCING")
(i) to CBF Mergerco Inc., a Delaware corporation (the "COMPANY"), and (ii) to the Surviving Corporation (as defined in the Merger Agreement described below) on behalf of the Company by way of a rollover of shares of common stock of CORT (as defined below), in each case subject to the terms and conditions set forth herein; PROVIDED, that the proceeds from the Financing shall be used solely as part of the equity contribution required to affect the transactions (the "TRANSACTIONS" described in the Agreement and Plan of Merger, by and among CORT Business Services Corporation, a Delaware corporation ("CORT"), CBF Holdings LLC, a Delaware limited liability company, and the Company (as amended from time to time, the "MERGER AGREEMENT"); and PROVIDED FURTHER, that the actual amount to be contributed by BRS pursuant to the Financing shall be reduced by an amount equal to half of the amount, if any, contributed to the equity capital of the Surviving Corporation by members of CORT's management and/or other third parties in connection with the Transactions and approved by BRS.

    2. CONDITIONS. Our commitment to fund any obligation hereunder is subject to the satisfaction of the following conditions precedent with respect to the Transactions (collectively, the "CONDITIONS"):

        (a) all other conditions precedent to the Company's obligation to consummate the Transactions, other than with respect to any condition related to BRS's obligations under the Merger Agreement (if any) and hereunder, shall have been waived or satisfied to BRS's reasonable satisfaction;

        (b) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Transactions shall be in effect; PROVIDED, however, that upon invoking this condition, BRS shall use reasonable efforts to have any such order or injunction vacated. There shall not be threatened, instituted or pending any action, proceeding, application or counterclaim against CORT, the Company, CVC or BRS by any Governmental Entity before any court or governmental regulatory or administrative agency, authority or tribunal (i) which if adversely determined would have a Material Adverse Effect (as defined in the Merger Agreement) on the Surviving Corporation or the ability of any party to this Letter Agreement or the Merger Agreement to perform its obligations hereunder or thereunder, or (ii) which challenges or seeks to challenge, restrain or prohibit the consummation of the Transactions.

    3. TERMINATION. This commitment will be effective upon the Company's acceptance of the terms and conditions of this letter agreement and will expire, unless otherwise waived by BRS in its sole discretion, as of the earliest to occur of (i) October 31, 1999, and (ii) the termination of the Merger Agreement pursuant to the terms and conditions thereof.

    4. GOVERNING LAW. THIS LETTER AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK (EXCLUDING THE PROVISIONS OF SUCH LAWS REGARDING CONFLICTS OF LAW).

    5. ASSIGNMENT; AMENDMENT AND WAIVER. Neither this Letter Agreement nor any of the rights, interests or obligations hereunder may be assigned by BRS or the Company without the prior written consent of the other, PROVIDED, that BRS shall be entitled to assign its interests and obligations hereunder to any one or more of its affiliates without obtaining any such consent of the Company. Any provision of this Letter Agreement may be amended only with prior written consent of BRS and the Company. Any provision of this Letter Agreement for the benefit of a party hereto may be waived by such party (either generally or in particular and either retroactively or prospectively), only by a written instrument signed by the party waiving compliance.

    6. NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below. Notices shall be effective only upon actual receipt.

    Notices to the Company shall be addressed to:

        CBF Mergerco, Inc.
       c/o Bruckmann, Rosser, Sherrill & Co., L.P.
       126 East 56th Street, 29th Floor
       New York, New York 10022
       Attention: Bruce Bruckmann
       (212) 521-3799 (telecopier)
       (212) 521-3706 (telephone)

    with a copy to (which shall not constitute notice to the Company):

        Kirkland & Ellis
       153 East 53rd Street
       New York, NY 10022
       Attention: Kirk A. Radke, Esq.
       (212) 446-4900 (telecopier)
       (212) 446-4940 (telephone)

or at such other address and to the attention of such other person as the Company may designate by written notice to BRS. Notices to BRS shall be addressed to:

        Bruckmann, Rosser, Sherrill & Co., L.P.
       126 East 56th Street, 29th Floor
       New York, New York 10022
       Attention: Bruce Bruckmann
       New York, NY 10022
       (212) 521-3799 (telecopier)
       (212) 521-3706 (telephone)

    with a copy to (which shall not constitute notice to BRS):

        Kirkland & Ellis
       153 East 53rd Street
       New York, NY 10022
       Attention: Kirk A. Radke, Esq.
       (212) 446-4900 (telecopier)
       (212) 446-4940 (telephone)

or at such other address and to the attention of such other person as BRS may designate by written notice to the Company.

    7. COMPLETE AGREEMENT. This Letter Agreement and the other documents and writings referred to herein or delivered pursuant hereto contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof.

    8. NO THIRD PARTY BENEFICIARIES. This Letter Agreement is not intended and shall not be deemed to confer any benefit upon any person or entity other than
(i) the parties hereto and (ii) in the event that BRS fails to perform its obligations hereunder and the Company does not promptly take legal action to compel such performance, CORT.

    9. HEADINGS. The headings contained in this Letter Agreement are for reference only and shall not affect in any way the meaning or interpretation of this Letter Agreement.

    10. CONFIDENTIALITY. Neither the Company nor BRS nor any of their respective representatives or affiliates shall disclose to any third party the terms or existence of this agreement without the written consent of the other, except as otherwise required by law.

                                *****

                                Very truly yours,

                                BRUCKMANN, ROSSER, SHERRILL & CO., L.P.

                                By:  BRS Partners, Limited Partnership

                                Its: General Partner

                                By:  BRSE Associates, Inc.

                                Its: General Partner

                                By:  /s/
                                     ---------------------------------------
                                     Name:
                                     Title:

  Agreed and Accepted:

  CBF MERGERCO INC.

  By:  /s/
       ------------------------------------------
       Name:
       Title:

                         CITICORP VENTURE CAPITAL, LTD.
                                399 PARK AVENUE
                            NEW YORK, NEW YORK 10022

                                   March 25, 1999

CBF Mergerco, Inc.
c/o Bruckmann, Rosser, Sherrill & Co., L.P.
126 East 56th Street, 29th Floor
New York, New York 10022
Attention: Bruce Bruckmann

Dear Mr. Bruckmann:

    1. COMMITMENT. This letter (the "Letter Agreement") will confirm the commitment of Citicorp Venture Capital, Ltd, a New York corporation ("CVC" or "us"), and its affiliates to provide or cause others to provide up to $52,500,000 in the aggregate of equity financing (the "Financing") (i) to CBF Mergerco Inc., a Delaware corporation (the "Company"), and (ii) to the Surviving Corporation (as defined in the Merger Agreement described below) on behalf of the Company by way of a rollover of shares of common stock of CORT (as defined below), in each case subject to the terms and conditions set forth herein; provided, that the proceeds from the Financing shall be used solely as part of the equity contribution required to affect the transactions (the "Transactions") described in the Agreement and Plan of Merger, by and among CORT Business Services Corporation, a Delaware corporation ("CORT"), CBF Holdings LLC, a Delaware limited liability company, and the Company (as amended from time to time, the "Merger Agreement"); and provided further, that the actual amount to be contributed by CVC pursuant to the Financing shall be reduced by an amount equal to half of the amount, if any, contributed to the equity capital of the Surviving Corporation by members of CORT's management and/or other third parties in connection with the Transaction and approved by CVC.

    2. CONDITIONS. Our commitment to fund any obligation hereunder is subject to the satisfaction of the following conditions precedent with respect to the Transactions (collectively, the "Conditions"):

        (a) all other conditions precedent to the Company's obligation to consummate the Transactions, other than with respect to any condition related to CVC's obligations under the Merger Agreement (if any) and hereunder, shall have been waived or satisfied to CVC's reasonable satisfaction;

        (b) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Transactions shall be in effect; provided, however, that upon invoking this condition, BRS shall use reasonable efforts to have any such order or injunction vacated. There shall not be threatened, instituted or pending any action, proceeding, application or counterclaim against CORT, the Company, CVC or BRS by any Governmental Entity before any court or governmental regulatory or administrative agency, authority or tribunal (i) which if adversely determined would have a Material Adverse Effect (as defined in the Merger Agreement) on the Surviving Corporation or the ability of any party to this Letter Agreement or the Merger Agreement to perform its obligations hereunder or thereunder, or (ii) which challenges or seeks to challenge, restrain or prohibit the consummation of the Transactions.

    3. TERMINATION. This commitment will be effective upon the Company's acceptance of the terms and conditions of this letter agreement and will expire, unless otherwise waived by CVC in its sole discretion, as of the earliest to occur of (i) October 31, 1999, and (ii) the termination of the Merger Agreement pursuant to the terms and conditions thereof.

    4. GOVERNING LAW. This Letter Agreement shall be governed by and construed in accordance with the internal laws of the state of New York (excluding the provisions of such laws regarding conflicts of law).

    5. ASSIGNMENT; AMENDMENT AND WAIVER. Neither this Letter Agreement nor any of the rights, interests or obligations hereunder may be assigned by CVC or the Company without the prior written consent of the other; provided, that CVC shall be entitled to assign its interests and obligations hereunder to any one or more of its affiliates without obtaining any such consent of the Company. Any provision of this Letter Agreement may be amended only with the prior written consent of CVC and the Company. Any provision of this Letter Agreement for the benefit of a party hereto may be waived by such party (either generally or in particular and either retroactively or prospectively), only by a written instrument signed by the party waiving compliance.

    6. NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below. Notices shall be effective only upon actual receipt.

    Notices to the Company shall be addressed to:

       CBF Mergerco, Inc.
       c/o Bruckmann, Rosser, Sherrill & Co., L.P.
       126 East 56th Street, 29th Floor
       New York, New York 10022
       Attention: Bruce Bruckmann
       (212) 521-3799 (telecopier)
       (212) 521-3706 (telephone)

    with a copy to (which shall not constitute notice to the Company):

       Kirkland & Ellis
       153 East 53rd Street
       New York, NY 10022
       Attention: Kirk A. Radke, Esq.
       (212) 446-4900 (telecopier)
       (212) 446-4940 (telephone)

or at such other address and to the attention of such other person as the Company may designate by written notice to CVC. Notices to CVC shall be addressed to:

       Citicorp Venture Capital, Ltd.
       399 Park Avenue
       14th Floor, Zone 4
       Attention: Mr. James Urry
       New York, NY 10022
       (212) 888-2940 (telecopier)
       (212) 559-2009 (telephone)

    with a copy to (which shall not constitute notice to CVC):

       Kirkland & Ellis
       153 East 53rd Street
       New York, NY 10022
       Attention: Kirk A. Radke,Esq.
       (212) 446-4900 (telecopier)
       (212) 446-4940 (telephone)
or at such other address and to the attention of such other person as CVC may designate by written notice to the Company.

    7. COMPLETE AGREEMENT. This Letter Agreement and the other documents and writings referred to herein or delivered pursuant hereto contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof.

    8. NO THIRD PARTY BENEFICIARIES. This Letter Agreement is not intended and shall not be deemed to confer any benefit upon any person or entity other than
(i) the parties hereto and (ii) in the event that CVC fails to perform its obligations hereunder and the Company does not promptly take legal action to compel such performance, CORT.

    9. HEADINGS. The headings contained in this Letter Agreement are for reference only and shall not affect in any way the meaning or interpretation of this Letter Agreement.

    10. CONFIDENTIALITY. Neither the Company nor CVC nor any of their respective representatives or affiliates shall disclose to any third party the terms or existence of this agreement without the written consent of the other, except as otherwise required by law.

                                  * * * * * *

                                Very truly yours,

                                CITICORP VENTURE CAPITAL, LTD.

                                By:  /s/ JAMES A. URRY
                                     -----------------------------------------
                                     Name: James A. Urry
                                     Title: Vice President

Agreed and Accepted:

CBF MERGERCO INC.

By:                  /s/ STEPHEN C. SHERRILL
           -------------------------------------------
                    Name: Stephen C. Sherrill
                         Title: President

                                                                         ANNEX B

                                          March 25, 1999

Board of Directors
CORT Business Services Corporation
4401 Fair Lakes Court
Fairfax, VA 22033

Members of the Board:

    We understand that CORT Business Services Corporation ("CORT" or the "Company") will enter into an Agreement and Plan of Merger to be dated March 26, 1999 (the "Agreement"), with Acquisition Holdings, L.L.C. ("Parent") and Acquisition Merger Sub, Inc. ("Sub") in substantially the form provided to us in rendering this opinion. The Agreement provides that, at the effective time of the merger (the "Merger") of Sub with and into CORT (the "Effective Time"), CORT will become a wholly-owned subsidiary of Parent and each outstanding share of Common Stock (as defined by the Agreement) of CORT (other than shares canceled pursuant to Section 2.1(b) of the Agreement and other than Dissenting Shares (as defined by the Agreement) and Retained Shares (as defined by the Agreement)) will be converted into the right to receive (i) $24.00 in cash and (ii) one share of Senior Preferred (as defined by the Agreement), which consideration is referred to in the Agreement and herein as the "Merger Consideration." The terms and conditions of the Merger are more fully set forth in the Agreement.

    You have requested our opinion as investment bankers as to the fairness, from a financial point of view, of the Merger Consideration to the shareholders of the Company receiving the Merger Consideration (the "Non-Affiliated Shareholders").

    SunTrust Equitable Securities Corporation ("SunTrust Equitable"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. SunTrust Equitable has been engaged to render an opinion to the Board of Directors of the Company with respect to the fairness, from a financial point of view, to the Non-Affiliated Shareholders of the Merger Consideration and will receive a fee for rendering this opinion and reimbursement of its expenses. In addition, the Company has agreed to indemnify SunTrust Equitable for certain liabilities arising out of its engagement, including the rendering of this opinion. In the ordinary course of business, we trade the equity securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in these securities.

    In connection with our opinion, we have reviewed, among other things, the Agreement, certain publicly-available information and certain other financial information, reports, forecasts and other internal information that was provided to us by or on behalf of the Company for purposes of our analysis. We held discussions with the management and representatives of the Company concerning the historical and current operations of the Company, its financial condition and its prospects. In addition, we conducted such other financial studies, analyses and investigations and reviewed such other information and factors as we deemed appropriate for purposes of this opinion.

    In rendering this opinion, we have relied, without assuming any responsibility for independent verification, on the accuracy and completeness of all financial and other information reviewed by us that was publicly available or furnished to us by or on behalf of the Company. We have assumed with your consent that the financial forecasts that we examined were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company. We express no opinion with respect to such forecasts or the assumptions on which they were based. We have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company,

Board of Directors
March 25, 1999
Page 2

nor were we furnished with any such evaluations or appraisals. In connection with the preparation of this opinion we have not been authorized to solicit nor have we solicited or evaluated any alternative transaction with any other party. Our opinion is based upon economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder of the Company as to whether or not that shareholder should vote to approve the Merger. The financial markets in general, and the markets for the securities of the Company, in particular, are subject to volatility, and this opinion does not purport to address potential developments in the financial markets or the markets for the securities of the Company after the date hereof.

    This letter may not be reproduced, disseminated, quoted or referred to at any time without our prior written consent; however, the opinion rendered hereby may be included in its entirety in the proxy statement relating to the Merger to be distributed by the Company to its shareholders.

    Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the Non-Affiliated Shareholders of the Company.

                                          Very truly yours,

                                          SunTrust Equitable Securities
                                          Corporation

                                                                         ANNEX C

                        DELAWARE GENERAL CORPORATION LAW

SECTION 262. APPRAISAL RIGHTS

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 stockholders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to secs. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection
(f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems STES in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                   SCHEDULE I

                          PURCHASES OF SHARES BY CORT
                             AND CERTAIN AFFILIATES

                                                                  QUARTERLY     NUMBER OF SHARES      RANGE OF
PURCHASER                                                          PERIOD           PURCHASED          PRICES
-------------------------------------------------------------  ---------------  -----------------  --------------
CORT.........................................................         1997(1)            4,259     $ 0.26- 9.09

CORT.........................................................         1998(1)              713     $ 8.23- 9.66

CORT.........................................................        Q3 1998             3,500     $ 40.06

CORT.........................................................        Q4 1998             4,998     $ 18.13

Paul N. Arnold...............................................        Q3 1997               100     $ 35.75

Bruce C. Bruckmann...........................................        Q3 1998            17,600     $ 24.06-31.31

Michael A. Delaney...........................................        Q2 1998             2,500     $ 31.00

Kenneth W. Hemm..............................................        Q3 1998             3,500     $ 30.13

------------------------

(1) Shares purchased from terminated management investors pursuant to the Company's Stock Option, Securities Purchase and Stockholders' Agreement.